UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : 19 April 2002

By Fiona Nott

Fiona Nott

Company Secretary

SOUTH CHINA MORNING POST
Friday, 19 April, 2002 (Classified P. 26)

PCCW
電訊盈科

Pacific Century CyberWorks Limited
電 訊 盈 科 有 限 公 司

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Pacific Century CyberWorks Limited (the "Company") will be held on May 23, 2002 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong, for the following purposes:

As Ordinary Business:

1. To receive and consider the audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2001.
2. To re-elect Directors and authorise the Directors to fix their remuneration.
3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass the following as ordinary resolutions:

Ordinary Resolutions

4. "THAT:

(a) subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

(b) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company;

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. "THAT:

(a) subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest."

6. "THAT subject to the passing of Ordinary Resolution No. 5 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 4 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 5 set out in the notice of this Meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, April 18, 2002

Notes:

1. Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.
2. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders shall be present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.
3. The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's Share Registrar, Central Registration Hong Kong Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

PCCW

Building on Fundamentals

Annual Report 2001



CONTENTS

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements as defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of Pacific Century CyberWorks Limited ("the Company") about its business and the industry and markets in which it operates. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company's control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include: (a) the Company's substantial debt and net deficit position which may impair its ability to implement its business plans; (b) the Company's ability to successfully expand its business to markets in greater China and beyond; (c) the Company's participation in Reach Ltd. and other ventures; (d) the Company's financing needs and its expected future expenditures for capital projects; (e) the pace of development of Internet and telecommunications markets in Asia, the growth in demand for services in those markets, and the Company's ability to successfully develop, and sustain demand for, services that respond to those demands in the face of strong competition; (f) the continuing effects of deregulation of the Hong Kong telecommunications markets and the Company's ability to deal with those effects; (g) changes in the market price and valuation of the Company's investments in publicly-traded and non-publicly traded securities and its investments in ventures and associated companies; (h) changes in the political, social, economic and regulatory environment in the countries in which the Company operates or intends to operate; and (i) the Risk Factors set out in the "Risk Factors" section of the Company's 2000 annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on July 2, 2001 and published on the Company's Website. Reliance should not be placed on these forward-looking statements, which reflect the view of the Company's directors and management as of the date of this report only. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

Exchange Rates

This report contains translations of certain Hong Kong dollar amounts into US dollars, and vice versa, at the fixed rate of US$1 = HK$7.80, solely for illustrative purposes. This does not mean that the currency conversions have been, or could be, converted at that rate or at any other rate of exchange.

PCCW is the largest telecommunications provider in Hong Kong, and is recognized as one of Asia's leading integrated communications companies, with a 2001 turnover of HK$21,959 million (US$2,815 million). The PCCW Group comprises the following main business areas:

Telecommunications Services (TSS): The major provider of telecommunications services within Hong Kong. With the most extensive digital network in Hong Kong and a broadband network that covers almost all of Hong Kong homes, TSS provides a wide range of services including local telephony, local data, international telecommunications, call centers, business consulting and customer premises equipment sales.

Value-added Services: Includes Business eSolutions, which encompasses systems integration, applications development, network integration and application management services, as well as Internet Data Centers in Hong Kong, greater China and beyond; and Internet Services, which offers Internet access and multimedia content services.

Partnerships: An area that includes the largest carrier of voice and data in Asia – Reach Ltd. (Reach) – a 50-50 strategic alliance with Telstra Corporation Limited of Australia (Telstra). PCCW owns 40 percent of Regional Wireless Company, or RWC, a venture with Telstra, providing mobility services with Hong Kong-based CSL at its core. This area also includes the Petro-CyberWorks Information Technology Company Limited, an IT venture between China Petroleum & Chemical Corporation (Sinopec) and PCCW. The venture is 55 percent owned by Sinopec, with the remaining 45 percent held by PCCW.

Infrastructure: Covers PCCW's property portfolio in Hong Kong and China, including the Cyberport development in Hong Kong.

The ordinary shares of PCCW are listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008), with an ADR listing on the New York Stock Exchange (NYSE: PCW).

Business and Financial Highlights

Consumer Internet Access Subscribers ('000)


2001
311
320
2000
194
432
1999
32
453
485
626
631
Broadband
Narrowband

Revenue and EBITDA (HK$ million)


2001
7,396
21,959
2000*
6,162
20,686
Revenue
EBITDA

Wholesale Broadband Access Lines ('000)


Dec 2001
Jun 2001
Dec 2000
Jun 2000
Dec 1999
95
191
282
305
402

Local Data (Gbps – Gigabits per second)


Dec 2001
Jun 2001
Dec 2000
Jun 2000
Dec 1999
68
74
86
119
140

*2000 revenue and EBITDA are presented on an unaudited pro forma basis.

Significant Events of 2001

FEBRUARY

PCCW and Telstra launch venture companies Reach and Regional Wireless Company.

MARCH

Associate company iLink Holdings Limited (PCCW owned 47.9 percent as of Dec. 31, 2001) completes its listing on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited.

APRIL

PCCW launches wireless local area network (LAN) broadband Internet access at the Hong Kong International Airport. Passengers access the Internet by inserting a Wireless LAN card into their laptops.

JUNE

PCCW and the Hong Kong government organize Hong Kong's first educational IT summer camp for approximately 240 secondary school students.

JULY

Wholly owned subsidiary PCCW-HKT Telephone Limited is assigned investment grade ratings with a stable outlook by Moody's Investors Service (Baa1) and Standard & Poor's (BBB), reflecting its strong cash flow and leading position in Hong Kong's telecommunications market.

PCCW announces a new Internet Services strategy designed to drive broadband subscription through locally relevant content such as news, movies, music and online games on now.com.hk.

JULY

PCCW launches several customer-focused initiatives:

- No.1 Club VISA card with The Bank of East Asia, Limited, rewarding loyal customers with a wide range of special services and benefits
- PCCW, Intel and IBM team up to offer an integrated hardware, software and broadband connectivity package to assist customer migration to broadband
- PCCW, Intel, Nokia and IBM team up to offer wireless broadband access at home or in the office
- PCCW's 100 percent service level guarantee for its international leased-line customers is extended to France, Germany, Switzerland and Thailand, expanding the Company's service pledge to 16 destinations worldwide

AUGUST

In line with its customer-centric business approach to add convenience and value to households while delivering total solutions to enterprises, PCCW announces a new corporate sales channel split into two groups based on client segmentation. Commercial Group is headed by Managing Director Aloysius Lee, while Rita Hsu is appointed Managing Director, Consumer Group.

SEPTEMBER

CSL becomes a provisional successful bidder for a 3G mobile service license in Hong Kong.

PCCW launches a redesigned and expanded corporate Website.

OCTOBER

PCCW issues JPY 30 billion of Euroyen guaranteed notes due 2031 as a first step in achieving a more efficient group capital structure.

Grand opening of PCCW's premier multi-purpose complex Pacific Century Place Beijing. Located in the central business district of the city, Pacific Century Place Beijing contains office, residential and retail areas totaling 220,000 square meters.

Launch of subscription-based now.com.hk broadband service tailored to appeal to Hong Kong households by providing relevant local content. The service allows customers to view what they want, when they want it.

NOVEMBER

PCCW issues 10-year guaranteed notes of US$1 billion, lengthening its average debt maturity profile and balancing the mix of fixed and floating interest rate exposure, while taking advantage of historically low rates.

Topping out ceremony in Hong Kong for the first Cyberport building. The technology-oriented project will consist of specially designed commercial properties with related retail, residential, recreational and educational facilities.

DECEMBER

Reach enters into an agreement to acquire the Asian assets of U.S.-based broadband infrastructure company, Level 3 Communications, Inc. at a fraction of new build cost, accelerating its regional rollout and reinforcing its service capability in North Asia.

PCCW pays down US$559 million of debt from internal resources by year end.

Statement from the Chairman and Chief Executive

Dear Fellow Shareholders,

The past year has seen PCCW successfully continue the integration of its technology businesses with the former Cable & Wireless HKT Limited (HKT) into one of Asia's leading integrated telecommunications service providers. In the course of this transition, the Company is building on its fundamentals: realigning its group structure to better serve customers, further strengthening its financial platform, improving its operational efficiencies, all towards enhancing long-term shareholder value.

We have accomplished this in the midst of another challenging year for telecommunications companies throughout the world. While some observers have labeled 2001 one of the worst years ever for the telecommunications industry, we at PCCW believe we have emerged from a difficult year stronger than ever, confident in our abilities to add value to our customers.

Following the downward trend experienced in 2000, telecom stocks saw their values dip significantly in 2001. This negative climate reflected the general recession taking shape in other parts of the world, a trend exacerbated by the tragic events of September 11. While many start-up communication companies battled to survive in a tough 2001, we at PCCW continued to strengthen our operations and financial situation through economically trying times. We have done this by maintaining our customer focus while increasing business unit efficiencies.

In this climate, PCCW accomplished several key objectives:

We became more customer-focused. In line with our customer-centric business approach to deliver total solutions, we created a unified sales organization divided into two sectors – Commercial Group and Consumer Group. This initiative is focused on delivering solutions to customers large or small. The goal: Add convenience and value to the household and enable business customers to operate more efficiently for our customer base of nearly 3.5 million fixed-line, 631,000 consumer Internet access, 300,000 SME, 5,000 corporate and 3,000 global customers.

We developed our systems integration business. Against international competition, our systems integration unit Business eSolutions won significant contracts in 2001. As a result, PCCW is establishing itself as a leading total solutions provider to large-scale enterprises, with a portfolio spanning consulting, systems integration, applications development, outsourcing and connectivity.

We captured key broadband growth. PCCW significantly increased broadband Internet numbers. Broadband is a key consumer area for the Company as it enables PCCW to maintain a high-revenue fixed-line relationship with the customer, with potential for additional revenues over and above pure access. Over the year we introduced new broadband services that, by adding value to our customers, significantly expanded our consumer broadband subscriber base from 194,000 at year end 2000 to 311,000 by year end 2001. The most significant new product was the introduction of our locally focused now.com.hk broadband content service, which had 81,000 subscribers as at December 31, 2001.

We strengthened our capital structure. PCCW improved its capital structure while capitalizing on a lowered interest rate environment, and our subsidiary, PCCW-HKT Telephone Limited, obtained an investment grade credit rating. Now, our first debt repayment is not due until 2005, and we have extended the average loan maturity to more than six years. Overall we are lowering the average cost of our long-term debt by taking advantage of market conditions, balancing fixed and floating rate debt and extending the maturity of our debt to better match the underlying long-term nature of the assets.

We are operating more efficiently. In 2001, PCCW took painful but necessary decisions to close businesses that, in a tough economic climate, we considered unable to contribute to our growth-oriented strategy. Taking a long-term view of our staffing needs, we streamlined positions by nearly 1,000 last year. These reductions, combined with closure savings, are expected to provide substantial annualized savings.

Looking ahead from our base in the Asian communications hub of Hong Kong, a Special Administrative Region within the People's Republic of China, PCCW is ideally situated to respond to communications demands from Asia, as well as from Western customers wishing to do business here. And of course, we are primarily focused on strengthening our telecommunications and IT presence in China itself, particularly in light of its accession to the World Trade Organization.

Utilizing a seasoned management team to move forward, our business outlook revolves around the following key areas:

1. We will focus on growth, particularly in the greater China IT&T sector, utilizing Business eSolutions to deliver total solutions to high-value enterprise customers. We are building on our China presence, which includes representative offices in Beijing, Shanghai and Guangzhou, and interests in data center ventures in Beijing and Shanghai, and other mainland ventures and alliances. In early 2002 we formed an IT venture with Sinopec, one of China's largest energy and petrochemical companies. In Taiwan, PCCW owns a majority equity interest in Taiwan Telecommunication Network Services Co., Ltd., a data network service provider.

2. We will continue to deliver innovative new products and services to our customers to meet their increasingly sophisticated requirements. Our Consumer Group is focused on providing value and convenience to the household while driving broadband penetration. Our Commercial Group will continue to build its brand as a leading provider of solutions in greater China for large-scale customers such as governments and multinational corporations. In early 2002, a PCCW-led international consortium won a HK$163 million contract from the Hong Kong government to provide hardware, software and services for the city's new computer-chip ID card.

3. We will continue to sharpen efficiencies, including the rationalization of products and services that do not add sufficient value to our customer-centric integrated telecommunications approach. PCCW will continue to explore and implement network enhancements that will meet increasingly demanding user requirements while boosting efficiencies. Combined with the continuing refinements to our organizational structure, we are constantly evolving into a more flexible, customer-focused company able to serve customer needs instantly and effectively.

4. We will continue to optimize our capital structure, focusing on closely managing and, over time, significantly retiring our debt. Following the loan extensions outlined above, we will continue to prudently seek and evaluate refinancing opportunities that best serve our shareholders.

Looking back at 2001, we have made solid progress in a difficult environment by leveraging our strong customer base and executing the fundamentals of integrated telecommunications while practising prudent financial management.

Looking forward, the near-term dynamic telecommunications environment favors those companies that can excel at building on fundamentals, while steadily achieving new levels of efficiencies and focusing on customer needs. At PCCW, we strongly believe that if we deliver on our fundamentals, shareholder value will be realized.

Sincerely,

Richard Li
Chairman and Chief Executive
March 20, 2002

Corporate Overview


PCCW
Telecommunications Services
Value-added Services
Partnerships
Infrastructure
Telephony Services
Contact Centers
Business eSolutions
Internet Data Centers
Internet Services
REACH 50%
Regional Wireless Company 40%
Petro-CyberWorks Information Technology Company 45%
Sales Channel
Consumer
Commercial

PCCW aims to add value to its consumer and commercial customers through providing quality based solutions supported by the highest levels of service. PCCW strongly believes that quality and service are key differentiators of its products in the markets in which it competes, enabling pricing power that will maintain the long-term sustainability of the business. Solutions are provided through Consumer and Commercial sales groups, which aggregate products from across the PCCW Group to provide solutions to specific market segments. Underpinning the sales groups are stand-alone businesses with separate management and financial reporting to provide accountability and transparency.

PCCW AT A GLANCE – HIGHLIGHTS OF MAJOR BUSINESS AREAS

Description	2001 Highlights*	Forecast
Telecommunications Services (TSS) TSS provides local telephony, local data, international telecommunications and other services	□ HK$19,973 million (US$2,561 million) in revenues □ HK$9,961 million (US$1,277 million) EBITDA, up 6 percent from 2000 □ TSS successfully rebalanced its business, reducing reliance on IDD to focus on value-added services, data transmission services and broadband access lines □ Wholesale broadband access lines increased by 43 percent to 402,000 year on year	□ To remain Hong Kong's leading fixed-line market player □ Continue broadband penetration □ Continue to improve network and operational efficiencies
Value-added Services **1) Business eSolutions** Provides end-to-end solutions from systems integration, application development, network integration, outsourcing and application management services and enterprise applications to support commercial customer requirements across Asia	□ Revenues of HK$1,751 million (US$224 million), up 46 percent from 2000 □ Awarded several significant contracts in greater China □ Launched Hong Kong's first Application Management Service Center □ Established a team of professional software development experts to develop collaborative e-commerce and e-learning platforms	□ Continue focus on capturing greater China contracts □ To focus on target areas of finance, enterprise, telecommunications and public sector
2) Internet Data Centers Provides Internet data center services, such as managed hosting services, security services, network and facilities management and monitoring to customers throughout greater China, anchored by its *Powerb@se* brand	□ Revenues of HK$185 million (US$24 million), up 53 percent from 2000 □ Broadened its customer base to approximately 800 from approximately 210 in 2000 □ *Powerb@se* entered into customer referral agreements with a number of distressed data center operators	□ Extend the *Powerb@se* brand into greater China through alliances and ventures
3) Internet Services Provides retail broadband and narrowband Internet access and associated value-added services	□ Revenues of HK$1,311 million (US$168 million), up 18 percent from 2000 □ Consumer broadband Internet access subscriber growth of 60 percent to 311,000 □ Introduced new value-added services: now.com.hk and multi-access packages	□ Continue growth in broadband □ Continue enrichment of now.com.hk content, as exemplified by addition of channel-on-demand choices: Bloomberg Television, MTV, Fashion TV, Nickelodeon and BBC World
Partnerships PCCW forms alliances with leading companies to best serve customers, while positioning the Company for long-term growth, such as the Asia-Pacific strategic alliance with Australia's Telstra	**Reach** □ Acquired Asian assets of Level 3 Communications, Inc. □ Revenues of HK$9,978 million (US$1,279 million) for the 11 months to Dec. 31, 2001 **Regional Wireless Company (RWC)** □ RWC revenue HK$4,690 million (US$601 million), a decrease of 9 percent from 2000 □ EBITDA in 2001 up 15 percent from previous year to HK$1,364 million (US$175 million) □ Awarded 3G license in Hong Kong	□ PCCW will continue to seek and evaluate alliance opportunities that best serve the Company's business objectives, and that will create a stable platform for future growth while building long-term shareholder value
Infrastructure Manages an infrastructure and property portfolio in Hong Kong and China. It also engages in developments such as Hong Kong's technology-oriented Cyberport project, now under way in conjunction with the government of Hong Kong	□ Revenues of HK$1,368 million (US$175 million), up 89 percent from 2000 □ In October opened Pacific Century Place Beijing, a 220,000 square-meter premium-grade business and residential complex □ Cyberport project topping-out ceremony held in November	□ Phase I Cyberport to open mid-2002 □ Remainder of Cyberport is expected to be completed in phases during 2002 and 2003, with the residential portion to be completed in phases between 2004 and 2007 □ Cyberport residential presales forecast to start in Q1 2003

**US Dollar amounts approximate*


TSS delivers telecommunications solutions
using a customer-centric approach

Telecommunications Services

PCCW's Telecommunications Services (TSS) is the market leader of fixed-line telecommunications services in Hong Kong. Utilizing optic fiber, TSS has invested significantly to fully digitalize the network, enabling a full broadband reach.

TSS provides a full range of local and international premium products and services backed by world-class service level guarantees, a network availability rate of 99.999 percent and award-winning customer support. PCCW is focused on delivering value-added voice and data services to businesses and households throughout Hong Kong via our broadband network, which passes more than 95 percent of Hong Kong's homes and all major business areas.

Looking forward, TSS is focused on growth through investments in data transmission services, broadband access lines services and value-added services. The unit has also implemented efficiency improvements and improved marketing efforts to reduce costs and enhance customer service, considered a key feature that sets TSS apart from its competitors.

LOCAL TELEPHONY

In January 2001 PCCW raised the monthly tariff rate for residential and business lines as part of its rebalancing exercise. With the tariff rise, PCCW expected some softening of market share with the net effect that local telephony revenues rose 6 percent.

The total number of PCCW direct exchange lines decreased by 6 percent year on year from 3,703,000 to 3,489,000, representing a total blended market share of approximately 89 percent.

To reinforce customer relationships, PCCW introduced a number of initiatives in 2001 to offer a range of non-monetary rewards. These include exclusive privileges for PCCW fixed-line customers such as meal coupons at participating fast-food chains, discounts with participating merchants, and special prices on newspapers and magazines at local 7-11 stores.

To maximize customer convenience, PCCW customers have been able to pay their phone bills at 7-11 and Hongkong Post Office outlets since January and April 2001 respectively.

Local Data

Serving customers with mission-critical data demands, year on year growth in traditional data products was strong with a 63 percent rise in bandwidth as customers relied on PCCW's coverage, quality and service for their business requirements. Wholesale broadband access lines leased increased by 43 percent due to strong marketing initiatives from Internet Services.

Hong Kong's total number of broadband access customers at year end 2001 was 623,302, according to OFTA (Office of the Telecommunications Authority). Of that, 402,000 were PCCW wholesale customers (including NETVIGATOR).

INTERNATIONAL

PCCW maintained its IDD market share in a highly competitive environment. With liberalization of the China route, initial intense price competition was experienced. This followed a similar pattern seen on the deregulation of other major routes, which initially experienced severe price competition and subsequently more stable prices.

In 2001, PCCW increased its International Private Leased Circuit (IPLC) services to 16 global destinations with 100 percent service guarantees. After some sharp price competition early in the year, the IPLC market demonstrated price consolidation towards the end of 2001.

IDD Customer Loyalty Initiatives

To encourage customer loyalty, PCCW introduced a number of initiatives to maintain market share and stimulate usage, such as offering a draw for three apartments in adjacent Guangdong province to customers using PCCW's 0060 and 001 IDD service between February 7 and March 31.

Other IDD related loyalty incentives in 2001 included bonus grants of free calls to users of PCCW's IDD services to 20 destinations globally including mainland China.

REGULATORY DEVELOPMENTS

During the year, the Company's turnover mix and results of operations continued to be influenced by a number of structural changes resulting from the liberalization of Hong Kong's telecommunications market and the 1998 Framework Agreement between HKT and the Hong Kong SAR government on early termination of HKT's exclusive international license.

A large number of new tariffs and tariff changes were effected during the year. Rates were revised to meet competition, to enhance operations and to support further network investments. Promotions and loyalty programs were also introduced to increase revenues.

PCCW continued to provide interconnection capacity and unbundled local loops to our competitors on a non-discriminatory basis at cost oriented rates. Interconnection rates were modified during the year to take into account increased traffic flows, particularly for Internet, data and wireless voice services.

Wholesale Tariff

In November 2000, OFTA issued a statement on the regulatory framework for broadband interconnection including the circumstances for regulatory intervention, the principles underlying the determination of interconnection and interconnection charges. Following the approval of OFTA, on October 19, 2001, PCCW published a new wholesale tariff which sets out the terms and conditions upon which other network operators in Hong Kong can interconnect with PCCW's copper local loops to provide broadband services.

On January 11, 2002, OFTA announced details of the implementation of the Hong Kong government's policy to fully liberalize the fixed line telecommunications network services market starting January 1, 2003.

Under the full liberalization policy, there will be no pre-set limit on the number of licenses to be issued, and there is no time limit for license applications. However, OFTA will not consider granting any fixed carrier licenses to those applicants who intend to primarily rely on interconnection and wholesale services of other operators' infrastructure to roll out their network or provision of their services.

In support of the government's often-stated policy of promoting investments in telecommunications infrastructure and facilities-based competition, PCCW welcomes OFTA's decision to further liberalize the market in 2003. The Company is pleased that OFTA continues to draw a distinction between resellers and serious players who are committed to invest in Hong Kong and to provide service to the community as a whole.

ENABLING IP EFFICIENCIES FOR INSTITUTIONS

When it came time to enhance Hong Kong Baptist University's telephone network, administrators decided not only to upgrade, but to replace the entire network of basic telephones. The university called on PCCW to help install more than 2,000 Cisco IP phones that plug directly into the university's local-area network, serving more than 5,000 students and faculty.

Users can transmit video and voice over the system and take advantage of a variety of value-added features such as personal assistant, directories and unified-messaging services. The platform also allows the flexibility to add additional features at low cost.

"PCCW enabled our university to efficiently deploy an IP telephony solution for our campus," said Professor Herbert Tsang, Vice-President (Research & Support Services), Hong Kong Baptist University.

"By combining different types of traffic on a single network, we reduced the cost of our communication network, saving about half of the equipment-maintenance costs with phones that produce enhanced services and efficiency."



From PCCW retail shops in Hong Kong, customers can interact face to face with call center representatives

CONTACT CENTERS – TELESERVICES

In 2001, PCCW transitioned its contact centers area into one of Asia's largest and most advanced 24-hour contact management businesses. Contact Centers handle approximately 10 million calls each month, and is comprised of Call Centers, which serves PCCW customers, and Teleservices, which handles design, build and maintenance of contact centers and provides outsourcing services for external customers.

Utilizing latest-technology software applications, Contact Centers offer e-CRM (customer relationship management) solutions, call management, computer telephony integration and best-in-class self-service options such as interactive voice response, short messaging, Internet mail and fax-on-demand.

Teleservices is a leading provider of customer contact management and CRM services and solutions in Asia, employing more than 3,000 agents conversant in 15 languages. Teleservices has a 74.5 percent share of the Hong Kong outsourcing market, according to the Frost & Sullivan Call Center Outsourcing Report 2001.

2001 Contact Centers Highlights

In September, Contact Centers was recognized by the Hong Kong Call Center Association and *Customer Contact World* magazine of Singapore for service excellence among Hong Kong utilities and outsource centers.

Key contracts for Teleservices in 2001 include HSBC Insurance (Asia) Limited, Hang Seng Bank, Hang Seng Insurance Company Limited, Standard Chartered Bank, Dao Heng Insurance Co. Ltd., AXA China Region Insurance Company Limited, the China Unicom branches in Shanghai, Shandong, Fujian, and Microsoft Taiwan.

In 2001, PCCW established a contact center consultancy business in Beijing to capture further business opportunities in China. PCCW covers the greater China market with contact centers in Guangzhou – also opened in 2001 – Taipei and Hong Kong. It will open a contact center in Kuala Lumpur in 2002.

TAIWAN TELECOMMUNICATION NETWORK SERVICES CO., LTD. (TTN)

Focusing on its greater China market, PCCW owns a 56.56 percent equity interest in TTN, a data network service provider whose major products include high speed packet data utilizing ATM and information networks and Internet access supported by an extensive fiber-optic network.

TTN is well positioned to provide mission-critical services to customers across financial, manufacturing and service industries. TTN's major customers are key financial institutions and large-scale enterprises in Taiwan, including the Over-the-Counter Securities Exchange Center in Taiwan, the Taishin Bank and the Formosa Group.

2001 TTN Highlights

In January, TTN became Taiwan's first telecom network service provider to obtain an ISO9001 certificate of quality.

In April, TTN launched its Infonet Service, providing integrated corporate data solutions through its managed global network.



PCCW customers, from the trendy to the traditional, enjoy a network availability rate of 99.999 percent and award-winning customer support

Also in April, TTN launched an island-wide IP-VPN service, followed on October 16 by the launch of a Cross-Straits IP-VPN service, assisting Taiwan-based companies with offices and/or infrastructure in mainland China.

In November, TTN launched a systems integration suite of services, providing networking, infrastructure planning and implementation, IT outsourcing and related integration services.

COST EFFECTIVE CONTACT CENTER SERVICES FOR NOKIA

With almost 7 million people, Hong Kong is one of the world's most densely populated cities. Of that number, more than 5 million are mobile-phone subscribers who demand top-quality customer service.

To serve this dynamic market, Nokia, the world's leading mobile-phone handset manufacturer, needed a tailored full-service customer-care center to serve its local customers. It looked no further than PCCW.

"We are very impressed by PCCW Teleservices' system infrastructure and professionalism in providing customer-care services," said Jimmy Chim, After Market Services, Manager, Nokia (H.K.) Ltd. "They have demonstrated their ability to provide cost-effective solutions to us while delivering quality services to our most valuable asset, our customers."

Teleservices provided Nokia with a multi-channel care-services platform that addressed the unique needs of the local population. Among these features are a 24-hour trilingual hotline in Cantonese, Mandarin and English; a sophisticated voice-response system for easy information retrieval; Internet support and email follow-up.


Systems integration is part of an
end-to-end IT solutions package PCCW
delivers across greater China

Value-added Services

PCCW's transition to a leading integrated telecommunications services provider is underpinned by business units that enable PCCW to deliver solutions over and above connectivity to commercial customers through Business eSolutions, Internet Data Centers and to consumers through Internet Services.

Business eSolutions

Leveraging on PCCW's network infrastructure, Business eSolutions provides end-to-end solutions from systems integration, application development, network integration, outsourcing and application management services, and enterprise applications to support enterprise customer requirements across Asia. Employing a seasoned team of information technology professionals, its service scope includes online security, payment platforms, business Internet portals and logistics and fulfillment services.

To support its focus on expanding into China, Business eSolutions established a software development center in the Shenzhen Special Economic Zone in China to provide enterprise solutions to customers across greater China. In 2001 the Company also expanded its base of external customers, with significant project wins against international competition.

Business eSolutions was awarded an ISO 9001 certificate for its Application Management and Services Center, which provides e-commerce and infrastructure technology services. As well, this unit earned 31 global vendor-independent project management certifications in 2001.

2001 Business eSolutions Highlights

Business eSolutions was chosen to implement the Derivatives Clearing and Settlement System hosted-end system platform for Hong Kong Exchanges and Clearing Limited (see customer testimonial this page).

Business eSolutions reached a 1.5 year consultancy agreement with the Planning and Lands Bureau of the Hong Kong government to conduct a consultancy study on data alignment involving 13 government departments.

A two-year contract went to Business eSolutions for the development of an integrated call center and related support services for the Hong Kong government's Efficiency Unit.

The Hong Kong Airport Authority granted a five year license to PCCW to provide flight information supplied from its systems to government departments, airlines, franchisees, licensees and tenants of the authority at the airport, as well as to users in other parts of Hong Kong. Since 1992, PCCW has distributed airport flight information to the general public.

In April, PCCW developed wireless local area network (LAN) broadband Internet access for Hong Kong International Airport travelers.

In early 2002, a PCCW-led international consortium won a HK$163 million (approximately US$21 million) contract from the Hong Kong government to provide hardware, software and services for the city's new computer-chip ID card.

A VALUE INVESTMENT FOR HONG KONG'S STOCK MARKET

Kwong Ki-chi knows all about adding value and efficiency. He is the Chief Executive of Hong Kong Exchanges and Clearing Limited (HKEx), the public holding company of The Stock Exchange of Hong Kong Limited, Hong Kong Futures Exchange Limited and Hong Kong Securities Clearing Company Limited. HKEx brings together the market organizations that transformed Hong Kong's financial services industry from a domestically focused industry to the global player it is today.

Since the launch of the first generation of the automatic order matching and execution system, PCCW Business eSolutions has been working with HKEx to support its various systems and the Frame Relay network. When HKEx built the third generation of the automatic order matching and execution system (AMS/3), PCCW was chosen to develop and implement the order routing system, the multi-workstation system and the real-time AMS/3 trading network.

With increasing customer demands, HKEx must provide a seamless interface for trading and clearing. In 2001, HKEx accordingly selected PCCW to supply hardware and software for the host end platform to support its Derivatives Clearing and Settlement System (DCASS).

Services provided include installation and configuration, planning, control and management of various implementation tasks. DCASS is a fully electronic and automated clearing and settlement system capable of supporting different types of derivative products and trading environments.

"PCCW has played an important part in providing professional project management support to HKEx to ensure DCASS platform readiness," said Mr. Kwong. "The DCASS project will upgrade the quality and operational efficiency of derivatives clearing and settlement. It will enable HKEx to better respond to the market challenges ahead."


BUILDING ON ITS GREATER CHINA PRESENCE
PCCW Corporate Headquarters
Hong Kong
Business Ventures
Representative/Branch Offices
Technology Center
Beijing
Shanghai
Guangzhou
Shenzhen
Taipei
Hong Kong

BUSINESS eSOLUTIONS PARTNERSHIPS AND ALLIANCES IN 2001

In June, POWERLogistics, part of Business eSolutions, announced an alliance with Jardine Logistics Services (HKG) Limited to offer enterprises in greater China warehousing, logistics and fulfillment services to streamline their supply chains.

In August, Business eSolutions announced a 10-year teaming agreement with IBM China/Hong Kong Ltd. to provide a wide range of IT services to enterprises and organizations across various industry sectors in Asia, with an initial focus on the Hong Kong market.

PCCW DIRECTORIES LIMITED (THE YELLOW PAGES)

PCCW Directories Limited (PCCW Directories), formerly known as Telecom Directories Limited, is a wholly owned subsidiary of PCCW, and is one of Asia's market leaders in directory publications. PCCW Directories is the official publisher of the Hong Kong Yellow Pages, White Pages, Fax Directory and Hong Kong Business Web Directory. It also has a host of online services, including those operated at yp.com.hk. In 2001, monthly page views increased 129 percent year on year to 13 million, while monthly unique visitors for 2001 increased by 71.7 percent to 142,688 compared to 2000.

For the Yellow Pages Business 2002 edition, print advertiser numbers rose by 8 percent in 2001 to 11,204, while circulation of the 2002 edition rose 16 percent to more than 885,000 copies.

2001 PCCW Directories Highlights

In January, an online tourist guide at www.YPTourist.com, was launched for visitors in Hong Kong. The tourist guide site features an updated and detailed "Virtual Tour" of Hong Kong.

In September, a new interactive site, www.YPExpat.com, was launched to cater specifically to the needs of Hong Kong's expatriate community members.

In November, PCCW Directories introduced new features on its YPMap site including Hong Kong's most-detailed point-to-point online transportation mapping service.

Directory Interests in China

In November 2000, PCCW acquired 37.65 percent of the issued share capital of ChinaBig.com Limited, which operates one of the largest directory businesses in mainland China. China United Telecommunications Corp. (H.K.) Limited is also a shareholder in ChinaBig.com Limited.

INTERNET DATA CENTERS

PCCW has interests in a network of greater China Internet data centers through facilities located in Hong Kong, Beijing, Shanghai and Taiwan. These data centers are focused on providing a secure and reliable environment in managed hosting services, security services, network and facilities management and monitoring.

PCCW operates one of Hong Kong's largest data center facilities under the *Power***b@se** brand, which in 2001 had approximately 800 customers, including major corporate and public sector institutions requiring mission-critical solutions.

*Power***b@se**, a premium-service brand, has earned a Sun Microsystems' SunTone(SM) Certification for service quality.

2001 Internet Data Centers Highlights

In January, a venture between *Power***b@se**, Sybond Venture Limited, the investment arm of Shell Electric Manufacturing (Holdings) Company Limited, and ASPEngines, Inc. was formed to deliver data center and related services through a Hong Kong company, *Power***b@se**Engines Company Limited.

In June, responding to an increasing number of companies concerned with managing risks to ensure business continuity, *Power***b@se** introduced Business Continuity Solutions, a comprehensive service ranging from consultation to recovery and resumption services for all business aspects.

In November, *Power***b@se** entered into customer referral agreements with a number of distressed data center operators with significant client bases.

INTERNET SERVICES

PCCW is one of Asia's leading Internet service providers. Following the 2001 restructuring of its customer sales channel, and an improved marketing and sales approach that segmented products to address household needs, the Company's total consumer Internet access subscriber base grew to 631,000, including 320,000 narrowband customers.

NETVIGATOR

PCCW's Internet Services in Hong Kong are offered through its award-winning NETVIGATOR brand, whose consumer Internet broadband customer base reached 311,000 as of December 31, 2001, up from 194,000 at year end 2000.

The winner in the ISP category of the *Next* magazine 2001 Top Service Awards, NETVIGATOR broadband offers speed, quality and innovative services.

A DATA CENTER SOLUTION FOR EMERSON ELECTRIC

The best data centers free customers to focus on growing their businesses. Case in point: *Powerb@se* provides services for Emerson Electric Co., a Fortune 500 member with sales of US$15.5 billion in its fiscal 2000-2001.

Emerson's operations in Asia Pacific employ more than 22,000 people in a fast-growing network of sales and marketing offices, manufacturing plants, research facilities, service centers and other offices. When this leading global provider of technology and engineering products and services decided to increase its Asia-Pacific presence, it turned to PCCW to assist with its expansion plans.

In handling Emerson's communications requirements in greater China and the Asia-Pacific region, PCCW's *Powerb@se* helped establish a network hub, providing Emerson with robust network and Web solutions as well as hosting services in China, Hong Kong and Malaysia.

"By outsourcing our network hub to PCCW, Emerson has achieved significant savings and received 24/7 IT support during our regional expansion during the past year," said Peter Yam, President, greater China, Emerson Electric Co. "We regard PCCW as a reliable provider of IT solutions. We're very grateful that PCCW can add value by letting us focus on our business."

In Asia, Emerson serves customers from its regional corporate headquarters located in Hong Kong and from offices in China, India, Japan, Korea, Indonesia, Malaysia, Singapore and Taiwan.

2001 NETVIGATOR Highlights:

- First ISP in Hong Kong to offer a multi-user plan, enabling multiple individuals within the same household to simultaneously access the Internet.
- Launched an Internet family solution service, with access time control and content filter features.
- Offered wider broadband Internet choices, with dedicated bandwidth speeds ranging from 1.5 to 6 Megabits per second for faster downloads.

PCCW has also been assisting customers in their migration to broadband through special offers. In July, PCCW, Intel, and IBM teamed up to create Hong Kong's first integrated hardware, software and broadband connectivity package, offering consumers a convenient home PC solution.

now.com.hk

In September, PCCW launched a broadband content service exclusively for NETVIGATOR broadband customers. Branded now.com.hk, the service offers a variety of local and international content targeted at all members of the household.

Focused predominantly on Chinese content, now.com.hk offers mostly Chinese-language music, films, documentaries, games and local news, all at steady speeds of up to 800 Kbps. Channel-on-demand has recently been introduced to the service, featuring 24-hour live access to international news, financial, fashion and music content providers. The service had attracted approximately 81,000 subscribers at year-end 2001.

www.now.com

With broadband growth in Western markets not meeting immediate expectations, PCCW announced in 2001 a review of its Internet Services strategy to refocus on the markets of greater China and Asia. This included a review of the English-language NOW service at www.now.com to refocus on sports and online games to meet the burgeoning demand for such content in Asia.

In support of this strategy, PCCW and Trans World International, Inc. (TWI) entered a new agreement enabling PCCW to have continuing non-exclusive access to TWI's wholly owned extensive sports library for distribution throughout Asia.

TWI is to also make available its expertise in sports programming and sponsorship to assist PCCW to package sports content targeted at the Asian market.

GROWING CONTENT FOR A GROWING AUDIENCE

Living at home with her parents and brother, Esther Choi is a typical Hong Kong university student in that she increasingly relies on personal computers and the Internet for school assignments as well as for leisure.

In their free time, Esther and her brother surf the Net in their rooms. On now.com.hk, Esther finds music videos of her favorite local and international artists, while her brother plays Street Fighter and other online games with virtual contestants.

"I am very impressed by the growing variety of attractive content on now.com.hk, such as Fashion TV and the live webcasts of Hong Kong's two major annual music award events," said Esther, a third-year Health Studies student at the Hong Kong University of Science and Technology.

"Watching now.com.hk's high-resolution multimedia videos on my PC screen is easy and fun, and its getting better all the time."

Since March of 2002, Esther can enjoy even more quality content, with the addition of MTV, Nickelodeon, BBC World and Bloomberg Television.


REACH

Internet Protocol backbone company Reach has interests in more than 50 submarine cable and satellite systems

Partnerships

PCCW constantly evaluates the potential for ventures and alliances with leading companies that help the Group best serve its customers, while positioning it for long-term growth in the changing telecommunications environment.

In 2001, PCCW formed an Asia-Pacific strategic alliance with Australia's Telstra Corporation Limited (Telstra) to benefit from inherent advantages of scale. The alliance has created:

Reach, a 50-50 joint venture international network backbone company, and Asia's largest international carrier of combined voice, data, private line and IP data services.

Regional Wireless Company (RWC), a 60-40 (PCCW holds 40 percent) venture, using Hong Kong mobile operator CSL at its core.

Beyond the Telstra alliance, PCCW holds 45 percent of Petro-CyberWorks Information Technology Company Limited, an IT venture with China Petroleum & Chemical Corporation (Sinopec). The venture is 55 percent owned by Sinopec.

REACH

Reach's products and services include an extensive portfolio of voice, data, IP and satellite connectivity. The Company has interests in more than 50 submarine cable and satellite systems (including the largest satellite teleport in Asia).

Reach's regional backbone comprises 20 points of presence in 14 countries, and facilities-based licenses in Australia, Hong Kong, Japan, Korea, Taiwan, the US and UK, and other forms of operating licenses in several Asian countries. Reach also has bilateral relationships with more than 270 international carriers worldwide.

2001 Reach Highlights

International connectivity market conditions in 2001 were turbulent, with underfunded business plans, bandwidth over-capacity and softening prices taking their toll on several carriers. For the 11 months from February 1, 2001 to December 31, 2001, Reach generated total revenues of US$1,279 million and EBITDA of US$398 million due to a solid customer base.

In December, Reach entered into an agreement to acquire the Asian assets of Level 3 Communications, Inc. (Level 3). This transaction accelerated Reach's North Asian rollout by providing in-country licenses and additional Asian and trans-Pacific capacity at a much lower cost than self constructed assets.

The additional capacity and licenses enable Reach to deliver end-to-end services to new markets, such as Japan, Taiwan and, in the longer term, Korea.

Under the arrangement, which did not involve a cash payment by Reach, it acquired network facilities and operations including customers, in-country networks, data centers, US$90 million of working capital and Level 3's ownership interests in the Tiger (now renamed RNAL – Reach North Asia Loop) and Japan-US cable systems.

Reach also assumed Level 3's capital and operating cost obligations of around US$170 million over 12 months for the completion of the submarine cable system.

The management of Reach foresees that the market conditions prevailing in 2001 will continue in the short to medium term, but because of its strong customer base, Reach is well-positioned to withstand this market turmoil and expects that the market will stabilize as further industry consolidation occurs.

REGIONAL WIRELESS COMPANY

Regional Wireless Company (RWC), is a 60-40 (PCCW holds 40 percent) venture with Telstra, using Hong Kong mobile operator CSL at its core. CSL, with more than 1 million subscribers, is the most profitable mobile operator in the highly competitive market of Hong Kong, which has a mobile phone penetration rate of 83 percent of the population. CSL's market share was 20 percent as of December 31, 2001.

CSL also provides innovative multiple-platform applications such as email, financial news, stock trading, banking, wireless betting and entertainment games. It also supplies mobile handsets.

2001 RWC/CSL Highlights

Ace Satellite roaming service was launched in February, covering remote areas within Europe, Asia, the Middle East and Africa. CSL also became the first mobile operator in Hong Kong to offer "Roaming Caller Number Display" service in the greater China region, introducing this feature in October.

In June, CSL was named "Best Asian GSM Operator" by *Telecom Asia*, Asia's longest-running telecom industry publication, in 12 markets in Asia.

In October, CSL was one of four Hong Kong mobile phone operators to be awarded 3G mobile carriers licenses. The same month, CSL became the first mobile phone operator in Hong Kong to launch an international short messaging service.

PETRO-CYBERWORKS INFORMATION TECHNOLOGY COMPANY LIMITED

In February 2002, Sinopec and PCCW signed an agreement to form a business venture focused on providing IT services in China. The agreement marks a significant step in the expansion of PCCW's IT services in this growing market.

Named Petro-CyberWorks Information Technology Company Limited (PCITC), the venture is 45 percent owned by PCCW, and 55 percent owned by Sinopec, one of China's largest integrated energy and petrochemical companies.

The business venture is expected to benefit from PCCW's expertise in systems design and development, as well as its experience in project management and operation systems maintenance. At the same time, Sinopec can leverage PCCW's technical expertise to promote PCITC's development.

PCITC's role is to fully support and facilitate the daily IT operations of Sinopec. To accomplish this, PCITC will leverage the resources and competitive advantages of its parents.

Based in Beijing, PCITC is also expected to strengthen PCCW's presence in China's telecommunications market, as well as facilitate Sinopec's strategy of driving its own competitiveness through the enhanced use of IT.

Drawing on PCCW's IT expertise, PCITC will operate in the areas of:

- Design and development of Enterprise Resource Planning systems, logistics and supply chain management systems, and customer relationship management systems;
- Provision of technology enhancement and process control;
- Design, manufacture and maintenance of IT-related products;
- Design and undertaking of information network, systems integration projects and e-commerce development.

With the parents' support, PCITC can strengthen its cooperation with large-scale local and overseas computer companies while fully supporting Sinopec's IT development and daily operations.

PCITC also aims to expand into the process manufacturing sector to become a competitive IT solutions provider and systems integrator in this area, both locally and abroad.

OTHER ALLIANCES IN GREATER CHINA, ASIA AND BEYOND

PCCW also currently works closely with Avaya, Cisco Systems, Fujitsu, Intel, Microsoft, NEC, Nortel Networks and Oracle, among others.



Using mobile operator CSL at its core, RWC offers premium mobility service brands, such as 1010

REACH


Iceland
CANTAT-3
AC-1 (160)
Norway
Sweden
Denmark
Great Britain
Germany
Netherlands
Belgium
France
TAT 12/13 (30)
AC-1 (160)
AC-2 / YELLOW (1,280)
TAT 12/13 (20)
Portugal
Spain
Italy
Greece
Turkey
Cyprus
Algeria
Morocco
COLUMBUS-3 (40)
COLUMBUS 2
Jordan
Egypt
Saudi Arabia
UAE
Oman
Pakistan
India
China
Korea
Japan
Hong Kong
Taiwan
Macau
Burma
Vietnam
Thailand
Philippines
Guam
Senegal
Benin
Ivory Coast
Ghana
Nigeria
Cameroon
Gabon
Angola
SAT 2
SAT 3/WASC (60)
Djibouti
SEA-ME-WE 2
Sri Lanka
SEA-ME-WE 3 (40)
Brunei
Malaysia
Singapore
Indonesia
Papua New Guinea
Australia
SAFE (80)
Mauritius
Reunion
South Africa
JASURAUS (5)
SEA-ME-WE 3 (40)

KEY

- Satellite (IS=Intelsat, NSS = New Skies Satellite, PAS = PanAmSat)
- Satellite Teleports
- Analogue Cable (APNG)
- Existing Optic Fiber Cable (capacity shown in Gbps)
- Optic Fiber Cable Proposed or in Construction (capacity shown in Gbps)



Canada
United States
Mexico
Hawaii
Panama
Fiji
New Zealand
Brazil
Colombia
Venezuela
Ecuador
Peru
Chile
Argentina
PC-1 (640)
CHINA-US (80)
TPC-5 (20)
JAPAN-US (640)
SOUTHERN CROSS (120)
TPC-6 (20)
HAW 5
PAN AMERICAN CROSSING (PAC)
CANTAT 3
GEMINI 2
TAT 12/13 (30)
CANUS 1
AC-1 (160)
AC-2 / YELLOW (1,280)
GEMINI-1
COLUMBUS-3
COLUMBUS-2
AMERICAS-1
UNISUR
PAC RIM EAST
PAS 2
IS
NSS

Cyberport will help affirm Hong Kong's position as Asia's IT&T hub



Infrastructure

PCCW Infrastructure manages an infrastructure and property portfolio in Hong Kong and China. It is focused on increasing financial returns from PCCW's property assets while reducing the real estate costs of the PCCW Group business units. PCCW Infrastructure also engages in developments, such as the Cyberport project, now underway in conjunction with the government of the Hong Kong SAR.

Infrastructure revenues are principally derived from external property projects and rental from investment properties leased to third parties, including space leased at Pacific Century Place Beijing, as well as the Broadway and PCCW Tower in Hong Kong.

Infrastructure-related highlights from 2001 included the official topping-out ceremony of the first phase of Cyberport held in November, as well as the official opening of the final retail phase of Pacific Century Place Beijing in October.

PCCW Infrastructure also provides property management services to PCCW's other businesses, including corporate premises planning, occupancy cost management and project management assignments.

CYBERPORT

PCCW is the developer of Cyberport in Hong Kong, acting in partnership with the Hong Kong government. Cyberport is considered to be Hong Kong's IT flagship project, and will consist of specially designed commercial space dedicated to high-technology industries with related retail, residential, recreational and educational facilities. This technology-oriented project is being built to create a nurturing business environment with which Hong Kong can attract and retain technology related businesses.

Cyberport will contain a wide range of information technology facilities including a network operations center, digital media center and a central data exchange, all connected by an internal private network throughout the project.

The project is being developed in two portions:

1. The Cyberport portion comprises office towers, a retail center, a hotel and ancillary facilities, which will be transferred to the Hong Kong government upon completion and leased to qualified IT companies;

2. The Residential portion comprises residential premises, which will be offered for sale. The surplus proceeds derived from the sale of the Residential portion will be shared between the Hong Kong government and PCCW in a ratio determined by the respective capital contributions to the project.

The initial phases of the Cyberport portion will be completed during 2002, with the balance due by the end of 2003. The Residential portion will be completed in phases between 2004 and 2007, although pre-sales of residential units are forecast to begin in Q1 2003.

PACIFIC CENTURY PLACE BEIJING

PCCW is the developer of Pacific Century Place Beijing, which held its grand opening on October 24, 2001.

PCCW is the majority owner of this prime 220,000 square-meter business, retail and residential complex in the heart of China's capital city. It is held as an investment property, with IBM and Nokia constituting major tenants of the two office towers.

Pacific Century Place Beijing is home to multinational commercial tenants. Two apartment towers and an approximately 70,000 square-meter shopping arcade complete the development.

The final phase of the six-level retail podium was completed in 2001, and hosts multinational tenants and the Pacific Department Store Beijing.



In the heart of China's capital – Pacific Century Place Beijing



Cyberport's commercial section is scheduled for completion by the end of 2003, while its residential section is to be completed in phases between 2004 and 2007

Sales – Commercial and Consumer Groups


PCCW



Through its Commercial and Consumer sales groups PCCW provides award-winning service for customers big or small

Beginning in 2001 and continuing today, PCCW is transitioning towards a customer-centric approach. To achieve best-possible efficiencies and synergies within its multi-services operation, PCCW products and services are now marketed via a unified sales channel consisting of Commercial and Consumer Groups, formed in August.

COMMERCIAL GROUP

This Group provides integrated communications services targeting four main areas: finance, public sector, enterprise and communications. The goal is to enhance our customers' profitability by taking care of their communications needs so they can take care of their business.

Commercial Group utilizes the aforementioned Business eSolutions, Teleservices and Internet Data Centers to offer IT and telecommunications solutions to some 300,000 SME, 5,000 corporate and 3,000 global clients. Other channels within Commercial Group that deliver IT&T services are:

Commercial Business This channel provides total solution communications packages ranging from strategic planning to implementation and maintenance. Commercial Business is responsible for sales – corporate and business, product marketing and presales, while providing building and wholesale services.

Commercial Business serves customer accounts in Hong Kong, including local corporations and SMEs, and is focused on capturing China business.

In 2001, Commercial Business conducted the first round of an executive development program on marketing management and strategic marketing at the Chinese University of Hong Kong. Approximately 150 PCCW staff from various business areas attended the program.

Global Business and Consulting Services This channel markets all Telecommunications Services products, providing international product marketing and consulting services, advising businesses – including a large proportion of Fortune 500 companies with regional operations – on which technology suite best fits their business strategy.

In 2001, Global Business and Consulting Services was instrumental in establishing the venture company PCITC with Sinopec of China, as well as generating PCCW business in the areas of call centers and Asia-Pacific IP networks.

Commercial Group also provides global sales services from offices in North America (New York and San Francisco) and Europe (London). Its strong Asian presence is demonstrated by its offices in Hong Kong, Beijing, Guangzhou, Kuala Lumpur, Seoul, Shanghai, Singapore, Taipei and Tokyo.

CONSUMER GROUP

PCCW Consumer Group is dedicated to understanding the needs and requirements of local consumers to provide innovative products and superior customer service. In 2001, more than 15,000 consumers were sampled by various means, including interviews and surveys, to help PCCW monitor brand health, assess telecommunications trends, and new product developments while measuring overall customer satisfaction.

This consumer-focused approach allows PCCW to be responsive to market dynamics. Consumer Group manages a professional sales team in its local Hong Kong market through its retail shops, call centers, roadshows, online shops, catalogues and partnership sales to provide a truly integrated sales channel, offering a unique and convenient experience for our customers.

PCCW Retail

PCCW shops are situated throughout Hong Kong, offering a full range of communications, multimedia products and services together with advanced equipment ranging from top of the line computer hardware to fashionable accessories.

In addition to retail shops, PCCW Retail also takes PCCW products and services directly to the consumers via various channels including, roadshows, door-to-door direct sales teams, and sales and information booths located in shopping malls and new housing developments.

In 2001, PCCW retail shops won a customer service award from the Hong Kong Retail Management Association: Service & Courtesy Award in the Junior Frontline Level of the Specialty Shop category. The Association also named PCCW Retail as Service Retailer of the Year 2001 in the Electronic & Electrical/Telecom category.

PCCW Sales Call Center

PCCW operates the largest 24-hour sales call center in Hong Kong, enabling around-the-clock sales and service. This consultative selling approach addresses customer needs, providing tailored solutions and user-friendly support.

Partnership Sales

This sales team extends the consumer sales channel network to more than 1,000 business agents in Hong Kong. Through this channel, banks, department stores, convenience shops and computer agents offer PCCW phone cards, network services, computer hardware and accessories.

No.1 Club

PCCW further encourages customer loyalty through its No.1 Club – a program to recognize and reward PCCW's most valued individual customers – where eligible members earn No.1 points when they pay for PCCW's fixed-line, IDD, mobile or Internet products and services.

The Club has more than 1.1 million members who receive exclusive discounts at PCCW shops and special merchant offers. Members can use a dedicated 24-hour hotline, and receive advance notice about new PCCW products and services.

In July, PCCW and The Bank of East Asia, Limited launched the innovative No.1 Club VISA Card offering members a wide range of special services, from easier travel on the local transit system to calling card functions.

PCCW in Asia and Beyond



CYBERWORKS VENTURES

CyberWorks Ventures was established in June 1999 to take strategic positions in, and actively manage, investments in a portfolio of Internet technology companies that have synergies with PCCW's core businesses.

This unit is self-funded, using realized gains from existing investments. In 2001 CyberWorks Ventures exited 22 non-performing investments.

In the future, CyberWorks Ventures intends to assist other PCCW business units in the execution of their growth strategies and to continue to selectively search for investments that add value to PCCW businesses.

BEYOND THE NETWORK

Beyond the Network (BtN), is a legacy-free Internet backbone provider, offering IP-based end-to-end communications solutions over its own global native IP Multi Protocol Label Switching (MPLS)-enabled network.

With offices and direct network access points located in Asia, North America, Europe and the Middle East, BtN offers a suite of wholesale products, including Internet access, Voice over IP, MPLS virtual circuit connectivity (VPN), IP Centrex, managed routers and Content Delivery Network solutions through its branded BtN Multi-Service IP Port.

With the flexibility of its ready-to-use VPN and voice termination, BtN enables in-country ISPs operating in non-traditional markets to add revenue-generating opportunities to their balance sheet and compete with global carriers.

BtN's customers include emerging carriers, ISPs, Internet content providers and application-service providers.

CORPORATE ACCESS

Acquired by PCCW in March 2001, Telecommunications Technology Investments Limited (Corporate Access) is one of Asia's leading satellite-based network communication solutions providers. Corporate Access provides V-SAT (Very Small Aperture Terminal) satellite links, allowing companies to set up and install their own communications systems.

In Asia, Corporate Access has around 70 percent of the market for international V-SAT links on the rooftops of customer premises, serving more than 200 multinational customers in over 40 countries. Corporate Access operates on 15 different satellites and employs 70 staff.

2001 Corporate Access Highlights

Corporate Access commenced delivering solutions via fiber as well as satellite. It also began delivering voice products and Internet services to its corporate customer base, leveraging increased revenues from existing clientele while enhancing customer loyalty.

INDIA

Data Access (India) Limited (Data Access) was incorporated in 1997 and is headquartered in New Delhi. PCCW has an equity interest in Data Access, which also has equity participation from SPA Enterprises Limited. Data Access operates the now-india.com portal, with retail subscribers in four cities: Delhi, Mumbai, Chennai and Bangalore.

2001 Data Access Highlights

In July, Data Access launched the Gateway Internet Service product for India and currently provides Gateway Internet Connectivity to more than 50 percent of the Indian ISP market. In October, Data Access acquired the ISP business of BPLNET.COM of Bangalore, marking the first time in India that a nationalized ISP was acquired by a private business.

In early 2002, Data Access was awarded a letter of intent from the Indian government to enter India's international long-distance telephone services business, which was opened to private competition on April 1.

PCCW JAPAN

Pacific Century CyberWorks Japan Co. Ltd. (PCCW Japan) (JASDAQ: 7954) focuses predominantly on the development and delivery of console and online games.

The PCCW Japan group operates game development teams in Tokyo, Colorado, and St. Petersburg. With its proven "Conductor" technology, PCCW Japan is a pioneer in "massively multi-player" games development. The Company is also involved in other forms of digital media development and production.

On November 7, 2000, PCCW completed the acquisition of Jaleco Limited (Jaleco), now named Pacific Century CyberWorks Japan Co., Ltd., which develops video game software. In 2001, the Company completed restructuring of Jaleco, positioning it for profitability and growth, expanding production geographically while reducing headcount.

In April 2001, the Company completed its acquisition of US based VR-1. Combined with the Jaleco division, the Company now has nine highly competent game development teams and a lower cost basis than the original Jaleco.

Many third party observers believe that the interactive entertainment industry offers significant growth and return potential due to several factors including: expanding demographics, significantly larger penetration of game consoles in global markets, as well as strong demand for the software.

People Development



In 2001, PCCW provided its staff with more than 32,000 days of technology training in various fields, such as IP and Internet operations

Quality customer service begins with quality staff training. PCCW is keeping abreast of rapid developments in today's integrated telecommunications business by providing staff with value-adding skills via internal and external training programs.

AWARDS

The effort to continuously improve PCCW's customer service was recognized by the general public in a number of awards during 2001. Besides the aforementioned customer service awards listed in the business unit profiles, PCCW won several 2001 Customer Service Excellence Awards organized by the Hong Kong Association for Customer Service Excellence. These honors went to PCCW Field Engineering for Installation and Restoration of Voice Services; to the No.1 Club for Hotline Services, and to PCCW Retail for counter service.

CRM TRAINING

In a mid-2001 survey conducted by Gartner Research, PCCW was identified as a best-practice company in the deployment of CRM. It was noted that best practice companies in this arena consistently provided significantly more training than other organizations, leading to more competent customer service representatives and, in turn, to higher customer satisfaction.

More than 500 PCCW staff were trained in sales and marketing CRM system use during 2001, with another 400 scheduled for training in 2002. In addition, more than 100 senior staff were engaged in CRM seminars as part of PCCW's marketing curriculum.

CUSTOMER SERVICE TRAINING

In 2001 a significant percentage of technology training focused on skill certification for the customer services directorate.

More than 2,000 broadband, voice and data installation and maintenance technicians were trained and assessed against an enhanced customer service standard. In addition, technical training was provided to certify 450 staff members in broadband or LAN/WAN services provisioning, bringing the total over two years to about 1,100 such certified Customer Service staff members trained to deliver the highest technical standards in their areas of work.

eLEARNING DEVELOPMENT

More than 4,800 staff took online training programs from PCCW's in-house Aladdin Learning portal in 2001, with almost 8,200 sign-ups for more than 400 Web-based programs provided by world-class content providers. As a result, staff were able to drive their own learning of technological, business, and management skills.

TECHNOLOGY TRAINING

PCCW provided more than 32,000 days of technology training in various fields such as IP and Internet operations, IP networking and server operations, Web content and application development as well as telecommunications facilities operations to build and enhance IT&T skills. In the customer service area alone, PCCW holds about 250 vendor accreditations in the areas of IP networking and server platform, provided by world-class vendors such as Avaya, Cisco, Nortel, Microsoft, Novell, Sun Microsystems and Compaq.

BUSINESS & MANAGEMENT TRAINING

More than 10,000 days of business and management training were offered to staff in 2001, aimed at sales and service development. A particular focus was on 500 days of consulting skills training and 1,100 days of sales training to support the Company's mission to add maximum value to customer relationships. More than 3,000 days focused on customer service training for front-line staff members with an aim to continuously improve the use of customer-related tools and increase levels of customer service and satisfaction.

NEW TALENT DEVELOPMENT

New talent is key to PCCW's success. In 2001, the Company operated structured trainee schemes for graduates, to recruit and develop new talent. Primary focus areas included the formalization of the China Management Trainee Scheme to build managerial capability for future China business, strengthening of the Business Associate Scheme, and extension of the Trainee Engineer Scheme, geared to help customer service functions integrate technical and service skills growth.

All are two-year programs, taken by a select group of 50 young people, including trainees in Beijing, Shanghai and Guangzhou.

LEADERSHIP & CAREER DEVELOPMENT

A second Challenge21 leadership program was launched this year, engaging 39 high-performing young middle managers in stretching development activities including academic seminar sessions, team training, networking and action learning projects.

Training & Development's partnerships for executive development with INSEAD and the University of Michigan were also extended this year to include Tsing Hua University in Beijing and the Richard Ivey School of Business at the University of Western Ontario.

Thirteen managers participated in the INSEAD Asian International Executive program and two in the University of Michigan Strategic Planning & Implementation program. PCCW will nominate selected senior managers to the Tsing Hua/Harvard joint program on Competing in the Age of Globalization and has become a consortium member of Richard Ivey's Accelerating Management Talent program, with five managers participating this year.

Staff Conferences and Career Development Centers at a senior level continued to provide a systematic means to identify, develop and motivate high potential and high-performing staff members and to strengthen succession pools across the various businesses in which PCCW is engaged.

Community and Environment



PCCW sponsors the Cyber I-Parenting Net, helping parents with pre-school and primary school age children

PCCW values its responsibility as a good corporate citizen, offering support for the local community and protective measures for the environment.

Community support initiatives range from its proactive role in creating the technology-oriented Cyberport project – now in development with the Hong Kong government and designed to affirm Hong Kong's position as Asia's IT&T hub – to grassroots initiatives, such as providing sponsorships and offering volunteer services.

EDUCATION

Enhancing Hong Kong's IT education is one of PCCW's goals. From June to August, the Company helped organize "IT Summer Camps" for approximately 240 secondary school students keen to advance their technology learning.

Continuing with education enhancement, PCCW helps the community develop computer literacy and familiarity with the Internet by sponsoring the PCCW e-Community Mobile Center, which has offered free education programs to 30,000 Hong Kong people. PCCW also sponsors the Cyber I-Parenting Net, an innovative Web course designed to help parents with pre-school and primary school age children.

The PCCW Foundation financially supports other education-related initiatives, such as the PCCW Athletes' Enhancement Program, under the administration of the Hong Kong Sports Development Board. In 2001 PCCW subsidized eight outstanding athletes to pursue further studies. Local universities also received scholarships and bursaries from PCCW for their top students.

COMMUNITY

PCCW provides communication services to a variety of social service programs. This includes support for student, single parent and elderly counseling hotlines, info-line services for Medilink, and employment support networks.

In 2001, the Company sponsored "Mutual Aid Helpline 1878668," a pioneer project launched by the Hong Kong Council of Social Service, which offers instant access to 220 hotline services run by government departments and 140 social service organizations.

PCCW also runs several elderly care programs. Initiatives include the provision of big button phones to the visually impaired elderly, along with free installation and service for approximately 6,500 needy senior citizens since 1992. Company-run volunteer services focus on caring for the elderly while enriching their lives through technology.

More than 800 volunteers from long-term service groups performed approximately 26,000 hours of services in 2001. PCCW's efforts have been recognized by Hong Kong's Social Welfare Department, which awarded the Company the "Highest Service Hours by a Private Sector Organization" honor, while two PCCW volunteers were awarded the Long Service Award.

Ten long-term service groups have been established to assist hospital patients, single elderly and disabled persons. Among these is the Corporate IT Volunteer Group, the first of its kind in Hong Kong, which has partnered with the Education Department, Information Technology & Broadcasting Bureau, Home Affairs Department, Sheng Kung Hui Welfare Council, Hong Kong School for the Deaf and Pegasus Organization. This group spearheads efforts to promote IT literacy throughout the community.

ENVIRONMENT

PCCW is committed to responsible environmental practices in all of its commercial activities.

To promote reduction of waste in the business sector, PCCW is leading the promotion of e-commerce in the Hong Kong Business Environment Council. PCCW also participates in the Hong Kong General Chamber of Commerce Environment Committee.

PCCW continues to support material recycling in place of landfill waste disposal. The Company's recycling programs in 2001 handled 600 tons of paper, 400 tons of copper cable and 2,600 units of toner cartridges.

The Company has also granted funding support to various environmental protection programs, including the "Wait Green, Engine Off" campaign and "Waste Recycling" campaign organized by the Environment Protection Department and green organizations.

Management's Discussion and Analysis

OVERVIEW

Pacific Century CyberWorks Limited ("PCCW" or the "Company") reported consolidated turnover of HK$21,959 million and profit attributable to shareholders of HK$1,892 million for the year. The Company's performance in 2001 was characterized by stability in its core telecommunications business and cautious cost control, leading to improved operating margins overall. The Directors believe this represents a solid achievement given the Company's challenging operating environment and the slowdown in the global economy.

PCCW has maintained its leadership of Hong Kong's major telecommunications markets and has developed a strong position in the broadband, data, systems integration and solutions areas. This has offset some softening of demand for its basic exchange line services during 2001. The Company has continued its focus on enhancing services to customers, launching new broadband services and adopting a stronger market approach to its telecommunications sales through the Commercial and Consumer groups.

The Company's Business eSolutions unit has been highly successful in capturing new systems integration and applications development business in the Hong Kong and mainland China markets. Supported by a refocused sales organization, PCCW is establishing itself as a leading provider of "total solutions" to enterprises, with a portfolio spanning consulting, systems integration, applications development, outsourcing and connectivity services.

The Internet Services business unit has successfully focused on increasing its penetration of broadband access services supported by the introduction of innovative subscription content services. At the same time, a consolidation of certain Internet related activities during the year is expected to reduce costs. The management has committed to capping investment in Internet Services to a maximum of US$100 million (approximately HK$780 million) in EBITDA* terms for a 24-month period beginning January 2002.

During the year, PCCW took the difficult but necessary decision to close or divest non-core and non-performing businesses within the Group (the Company and its subsidiaries) that, in a poor economic climate, the Company considered unable to contribute to its growth-oriented strategy so as to introduce a more efficient operational structure. The Company also streamlined its organizational structure through the elimination of nearly 1,000 positions this past year.

PCCW also prioritized its debt reduction and refinancing strategies during the year, reducing total debt to approximately HK$48 billion by the end of 2001 from approximately HK$75 billion in the prior year and extending the weighted average loan maturity to over 6 years, compared to 1.5 years in 2000. The Company has also benefited from the declining interest rate environment. Certain new debt instruments raised during the year have received investment-grade ratings by Moody's Investors Service and Standard & Poor's Ratings Services. The Directors are comfortable with the Company's current financial position and going forward, will continue to review its capital structure with a view to extending the maturity, lowering interest charges as well as broadening the investor base.

AUDITED CONSOLIDATED RESULTS

The audited consolidated results for the Group for the year ended December 31, 2001 include the twelve months results of PCCW-HKT Limited (formerly known as Cable & Wireless HKT Limited) ("HKT") and its subsidiaries (the "HKT Group") whereas the results for the year ended December 31, 2000 included the results of the HKT Group for the period from August 17, 2000, date of acquisition, to December 31, 2000.

For definition of EBITDA, please see page 42.

Consolidated Profit and Loss

For the year ended December 31, 2001
(Amounts expressed in millions of Hong Kong dollars except for earnings/(loss) per share)

	2001	2000 (Restated)
Turnover	**21,959**	7,291
Operating profit before net gains/(losses) on investments and provisions for impairment losses	**4,774**	520
Gains/(Losses) on investments, net	**767**	(4,887)
Provisions for impairment losses	**(91)**	(122,702)
Profit/(Loss) from operations	**5,450**	(127,069)
Finance costs, net	**(3,056)**	(2,356)
Share of results:		
Jointly controlled companies	**523**	(100)
Associates	**158**	(63)
Unconsolidated subsidiaries	**152**	790
Profit/(Loss) before taxation	**3,227**	(128,798)
Taxation	**(1,433)**	(522)
Profit/(Loss) after taxation	**1,794**	(129,320)
Minority interests	**98**	23
Profit/(Loss) for the year attributable to shareholders	**1,892**	(129,297)
Basic earnings/(loss) per share	**8.46 cents**	(889.97) cents
Diluted earnings per share	**8.20 cents**	N/A

Condensed Consolidated Balance Sheet

At December 31

	2001 HK$ million	2000 HK$ million (Restated)
Total assets	52,521	69,203
Total liabilities	(59,618)	(83,336)
Net Liabilities	**(7,097)**	(14,133)
Represented by:		
Share capital	1,135	1,094
Deficit	(8,776)	(15,950)
Minority interests	544	723
Net Liabilities	**(7,097)**	(14,133)

GROUP ORGANIZATION

The principal activities of the Group are the provision of local and international telecommunications services, Internet and interactive multimedia services; the sale and rental of telecommunications equipment; and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in and development of systems integration and technology-related businesses; and investment in and development of infrastructure and properties in Hong Kong and elsewhere in mainland China.

MATERIAL DEVELOPMENTS

Telstra Alliance

In February 2001, the Group formed a strategic alliance with Telstra Corporation Limited of Australia ("Telstra") ("Telstra Alliance") which provided for, amongst others, (i) the merger of certain of the businesses and assets of certain subsidiaries of the Company and Telstra, including the Internet Protocol

("IP") Backbone business, to create a 50:50 joint venture to operate an IP Backbone business, named Reach Ltd. ("Reach") for which the Company received cash from Reach of US$1,125 million (approximately HK$8,775 million); (ii) the purchase by Telstra of a 60 percent interest in a newly formed company ("Regional Wireless Company" or "RWC"), for a cash consideration of US$1,680 million (approximately HK$13,100 million) that owns the Hong Kong wireless communications business contributed by the Company; and (iii) the issuance of a convertible bond with a principal amount of US$750 million (approximately HK$5,850 million) to Telstra ("Telstra Bond").

Acquisition of Telecommunications Technology Investments Limited ("TTIL")

In March 2001, the Group completed the acquisition of 100 percent of TTIL, a leading satellite-based network communication solutions provider in Asia, together with a shareholder's loan of approximately HK$546 million for an aggregate consideration of approximately HK$803 million. The consideration was satisfied by the issue of 183,634,285 ordinary shares of the Company at a price of HK$4.375 per share.

Acquisition of License to Use Sports Archive and Programs

On December 31, 2001, the Group agreed to acquire a 10-year royalty free non-exclusive license to use existing and future sports archive and programming owned by Trans World International, Inc. ("TWI"), a leading provider of sports programming and sponsorship. The consideration for the grant of such license was approximately US$48 million (HK$375 million); which was satisfied by the issue to a wholly owned subsidiary of TWI of 175 million ordinary shares of the Company at a price of HK$2.15 per share on January 24, 2002.

On December 31, 2001, the Group and TWI entered into certain other agreements intended to allow the Group to secure sports content and online gaming services targeted at the Asian market, and to broaden the appeal of the Group's Hong Kong broadband streaming service now.com.hk. The Group's prior agreement with TWI for content production services was terminated.

HIGHLIGHTS OF FINAL RESULTS

Turnover and Operating Profit

Turnover and operating profit before net gain/(loss) on investments and provisions for impairment losses were HK$21,959 million (2000: HK$7,291 million) and HK$4,774 million (2000: HK$520 million), respectively. The significant increase was primarily due to the inclusion of twelve months results of the HKT Group compared to only four and a half months of such results in the prior year.

Net Gain/(Loss) On Investments

Net gain on investments of HK$767 million (2000: net loss of HK$4,887 million) include (a) net unrealized losses on investments of HK$194 million (2000: HK$1,054 million); (b) net realized gains from disposal of investments in subsidiaries, jointly controlled companies and associates, investment securities and other investments of HK$261 million (2000: HK$231 million); (c) provision for other than temporary decline in value of investment securities of HK$263 million (2000: HK$4,072 million); (d) one-off dividend income of HK$125 million, representing 60 percent share of profit of the Group's wireless communications business before February 1, 2001, when RWC was formed; (e) amortization of premium received from equity options into income of HK$361 million (2000: HK$8 million); and (f) release of provision for an onerous contract of HK$477 million (2000: Nil).

Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies for the year of HK$523 million comprises the Group's 50 percent share of profit from Reach, the IP Backbone joint venture with Telstra, for the 11-month period from February 1, 2001 to December 31, 2001 of HK$706 million, net of the Group's share of losses of other jointly controlled companies for the year.

Share of Results of Associates

Share of results of associates for the year of HK$158 million comprises the Group's 40 percent share of profit from RWC, the mobile venture with Telstra, for the 11-month period from February 1, 2001 to December 31, 2001 of HK$289 million net of the Group's share of losses of other associates for the year.

Share of Results of Unconsolidated Subsidiaries

Share of results of unconsolidated subsidiaries for the year of HK$152 million includes the Group's 40 percent share of profit from Hong Kong CSL Limited ("CSL") of HK$24 million and our 100 percent share of profit from the Group's IP Backbone business for the month of January 2001 of HK$128 million, prior to the formation of the Telstra ventures.

FINANCIAL INFORMATION AND OPERATING PERFORMANCE OF BUSINESS UNITS

The Directors of the Company provide the following review of financial information and operating performance concurrently with the audited consolidated results for the Group for the year ended December 31, 2001. This review of financial information and operating performance is to ensure that investors are provided with information reasonably necessary to enable them to assess the position of the Group and to avoid the establishment of a false market in the Company's securities, in accordance with the Company's obligations under paragraph 2 of its Listing Agreement with The Stock Exchange of Hong Kong Limited, and in order to allow a meaningful assessment of the Company's underlying financial performance and operating trends. The Company does not represent that this review of financial information and operating performance reflects what the results of the Company would actually have been, or would be, if the merger between the Company and HKT had, in fact, occurred on January 1, 2000.

Basis of Presentation

The unaudited pro forma financial information for the year ended December 31, 2000 was prepared under generally accepted accounting principles in Hong Kong based on the historical combined results of the Group and the HKT Group for the period from January 1, 2000 to December 31, 2000, but excluding the HKT Group's wholesale Internet Protocol Backbone business and wireless communications business which became part of Reach and RWC, the two business ventures with Telstra formed in February 2001. Transactions between different business units are recorded at arms' length and in accordance with applicable regulatory requirements. Reach and RWC are reported as our jointly controlled and associated companies in the Group's audited consolidated results.

Group Structure

The Group's business comprises the following main areas:

Core Telecommunications:

Telecommunications Services ("TSS") is the leading provider of fixed line telecommunications network services and equipment businesses in Hong Kong; *Business eSolutions and Internet Data Centers* offers IT solutions, business broadband Internet access, hosting and facilities management services within Hong Kong and greater China;

Internet Services offers consumer Internet access and multimedia content services;

Infrastructure covers the Company's property portfolio in Hong Kong and The People's Republic of China including the Cyberport development in Hong Kong; and

Through a strategic alliance with Telstra, the Company owns a 50 percent interest in Reach offering international connectivity services primarily within the Asia region and a 40 percent interest in RWC covering mobile telecommunications services in Hong Kong.

Financial Highlights of Business Units
(Excluding Reach and RWC)

Year ended December 31

	2001 HK$ million	Pro forma 2000 HK$ million (Unaudited)	Increase/ (Decrease)	2001 US$ million	Pro forma 2000 US$ million (Unaudited)
Revenues					
Core Telecommunications	**21,909**	21,547	2%	**2,809**	2,763
Internet Services	**1,311**	1,115	18%	**168**	143
Infrastructure	**1,368**	725	89%	**175**	93
Others	**454**	482	(6)%	**58**	62
Reconciliations					
– Intra-segment	**(1,327)**	(1,206)	(10)%	**(170)**	(155)
– Inter-segment	**(1,756)**	(1,977)	11%	**(225)**	(254)
	(3,083)	(3,183)		**(395)**	(409)
Total Revenues	**21,959**	20,686	6%	**2,815**	2,652
EBITDA*					
Core Telecommunications	**10,006**	9,235	8%	**1,282**	1,184
Internet Services	**(1,472)**	(2,036)	28%	**(189)**	(261)
Infrastructure	**566**	172	229%	**73**	22
Others	**(1,704)**	(1,209)	(41%)	**(218)**	(155)
Total EBITDA*	**7,396**	6,162	20%	**948**	790
EBITDA Margin	**34%**	30%		**34%**	30%

* *EBITDA represents earnings before interest, taxation, depreciation, amortization, net gain on investments, loss on disposal of fixed assets, other income and the Group's share of results of associates, jointly controlled companies and unconsolidated subsidiaries. While EBITDA is commonly used in telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.*

Core Telecommunications

Core Telecommunications comprises TSS, the Group's largest business unit, Business eSolutions and Internet Data Centers:

Year ended December 31

	2001 HK$ million (Unaudited)	Pro forma 2000 HK$ million (Unaudited)	Increase/ (Decrease)	2001 US$ million (Unaudited)	Pro forma 2000 US$ million (Unaudited)
Revenues					
TSS	**19,973**	20,225	(1)%	**2,561**	2,593
Business eSolutions	**1,751**	1,201	46%	**224**	154
Internet Data Centers	**185**	121	53%	**24**	16
	21,909	21,547	2%	**2,809**	2,763
Less: Intra-segment Revenues	**(1,327)**	(1,206)	(10)%	**(170)**	(155)
Core Telecommunications Revenues	**20,582**	20,341	1%	**2,639**	2,608
EBITDA*					
TSS	**9,961**	9,368	6%	**1,277**	1,201
Business eSolutions	**105**	(102)	NA	**13**	(13)
Internet Data Centers	**(60)**	(31)	(94)%	**(8)**	(4)
Core Telecommunications EBITDA*	**10,006**	9,235	8%	**1,282**	1,184

TSS

During the year ended December 31, 2001, TSS continued to redirect its business investments and operations in response to the increasing competition in Hong Kong's telecommunications market as well as rapidly changing technology. In anticipation of the significant changes in the operating environment, TSS has successfully rebalanced its business to reduce reliance on retail international voice (IDD) services and focused on growth through investments in value-added services, data transmission services and broadband access lines services. The unit has also implemented efficiency improvements and improved marketing efforts to reduce costs and enhance customer service, which is seen as a key differentiation to its competitors.

The mix of TSS revenues is changing, particularly as data services grow and become a greater portion of the portfolio. International services continue to decline in absolute terms due to continuing liberalization and more recently very aggressive price competition from other international players. A major part of this decline has been driven by IDD that was historically a significant revenue earner of the Group but now represents 9 percent of total TSS revenues at the end of 2001.

The table below sets out the unaudited financial performance of TSS for the years ended December 31, 2000 and 2001:

Year ended December 31

	2001 HK$ million (Unaudited)	Pro forma 2000** HK$ million (Unaudited)	Increase/ (Decrease)
Local Telephony Services	**7,615**	7,211	6%
Local Data Services	**3,861**	3,377	14%
International Telecommunications Services	**4,514**	5,794	(22)%
Other Services	**3,983**	3,843	4%
Total Revenues	**19,973**	20,225	(1)%
EBITDA*	**9,961**	9,368	6%
EBITDA Margin	**50%**	46%	

*** Certain 2000 figures have been reclassified to conform to 2001 classification.*

Total revenues for TSS for 2001 were HK$19,973 million, a slight decrease of 1 percent from last year. The decrease in revenues primarily reflected an approximate 6 percent increase in local telephony services revenue, 14 percent increase in local data services revenue, 22 percent decrease in international telecommunications services revenue and 4 percent increase in other services revenue.

Local Telephony Services. Revenue from local telephony services consists of revenue from local exchange line services, value-added services and interconnection and network access services for traffic carried for other local operators and service providers. Interconnection fees include fees for the delivery of traffic and fees for the physical interconnection of facilities, as determined by the Office of the Telecommunications Authority ("OFTA"), or by commercial agreements between the Company and other local carriers.

Revenue from local telephony services increased by 6 percent year-on-year to HK$7,615 million. This primarily reflected an increase in the residential exchange line tariff from HK$90.00 per month to HK$110.00 per month and an increase in the business exchange line tariff from HK$108.80 per month to HK$128.80 per month on January 22, 2001. This was partially offset by a reduction of the interconnection fee due to a rate reduction as determined by OFTA in October 2001.

The Company has maintained a leading share in Hong Kong's fixed line telecommunications market notwithstanding increasing liberalization and the licensing of several competitors since 1995. The total number of direct exchange lines decreased by 6 percent year-on-year from 3,703,000 to 3,489,000, representing a total blended market share of approximately 89 percent. The number of business exchange lines in service decreased from 1,545,000 to 1,470,000 and the number of residential exchange lines decreased from 2,158,000 to 2,019,000. The Company believes that the decline in the number of direct exchange lines was the result of a number of factors including a tariff increase in January 2001, competition from other fixed line operators and the substitution by broadband access lines and wireless telecommunications services as well as a general softening in the Hong Kong economy.

Local Data Services. Revenue from local data services consists of revenue from the provision of data and network services and wholesale broadband access lines utilizing the Company's fiber optic network and digital subscriber line technology.

Local data services revenue increased by approximately 14 percent to HK$3,861 million year-on-year. This is mainly a result of increased demand for local area and wide area corporate networks and for high speed, high volume data transmissions from mobile telephone operators and Internet service providers. Local data bandwidth sold increased by 63 percent from 86 Gigabits per second ("Gbps") to 140 Gbps year-on-year. The number of wholesale broadband access lines leased also marked a significant increase of 43 percent, from 282,000 to 402,000.

International Telecommunications Services. Revenue from international telecommunications services consists of revenues from retail outgoing IDD, retail international data services and delivery fees for the origination and termination of international calls on the Company's network.

International telecommunications services revenue decreased by approximately 22 percent to HK$4,514 million year-on-year. This is mainly a result of intense price competition in the retail IDD market generally and price reductions on China routes since January 2001.

In connection with the formation of Reach in February 2001, Reach assumed responsibility for certain wholesale international telecommunications services and the associated turnover.

Other Services. Revenue from other services consists primarily of revenue from the sale of network equipment, customer premises equipment and connectivity products, fees for technical and maintenance subcontracting services, and income from teleservices which designs, builds and maintains contact centers and related outsourcing services. Revenue from other services increased by 4 percent to HK$3,983 million year-on-year mainly due to the newly acquired business, TTIL, and increased teleservices revenue.

EBITDA for TSS for the year was HK$9,961 million, a 6 percent increase from 2000. EBITDA margin improved to 50 percent which is mainly attributable to a reduction in wholesale international voice and data disbursements and productivity improvement in operating costs.

Business eSolutions

Business eSolutions revenues for the year ended December 31, 2001 were HK$1,751 million representing a 46 percent increase from HK$1,201 million in 2000. EBITDA increased from a loss of HK$102 million in 2000 to a profit of HK$105 million in 2001.

The Company continued the expansion of its eSolutions client portfolio, focusing on the four business sectors: public, finance, communications and enterprise, with external customers contributing 66 percent (2000: 46 percent) of total revenues for the year. Revenues from eSolutions IT projects showed a strong growth of 58 percent year-on-year, from HK$683 million in 2000 to HK$1,079 million in 2001. Key contracts won in 2001 included implementation of Derivatives Clearing and Settlement System host end system platform for Hong Kong Exchanges and Clearing Limited, development of an integrated call center for the HKSAR Efficiency Unit, development of a wireless local area network for the Hong Kong Airport Authority, and network design and implementation for a leading Japanese multimedia conglomerate.

Revenues from business broadband Internet access services increased by 72 percent from HK$219 million to HK$376 million year-on-year. The number of customers for the Company's high speed business broadband and leased line access services expanded from 23,300 as at December 31, 2000 to 36,400 as at December 31, 2001.

Internet Data Centers

Internet Data Centers revenue is comprised of managed network and hosting services and facilities management services. Total revenues from Internet Data Centers were HK$185 million for the year ended December 31, 2001, an increase of 53 percent from HK$121 million in 2000.

Following the launch of premium services under the *Powerb@se* brand in June 2000, a state-of-the-art, purpose-built data center in Quarry Bay, Hong Kong, Internet Data Centers have established a base of more than 800 (2000: 210) customers including major corporate and public sector institutions. Increasing demand of facilities management services and professional managed services including mission critical solutions and disaster recovery services was seen after tragedy in the U.S. in September 2001.

Internet Data Centers has proven itself a consolidator in the market. At the end of 2001, two competitors in the market underwent corporate restructuring and some of the customers were transferred to *Powerb@se* on a referral basis. The Company continues to provide uninterrupted Internet access and managed data centers services to those customers.

The EBITDA loss of Internet Data Centers was HK$60 million in 2001 with the business approaching breakeven towards the end of the year. The unit continued to invest prudently, to adopt a leasing as opposed to build-out strategy and to exercise cautious costs control.

Internet Services

Revenues from Internet Services consist of revenues from consumer broadband and narrowband Internet access and associated value-added services. Total revenues for 2001 were HK$1,311 million, an 18 percent increase year-on-year from HK$1,115 million in 2000, mainly driven by accelerating take-up in consumer broadband Internet access services in Hong Kong.

The Company operates the leading Internet access service in Hong Kong. Broadband Internet take-up continued to be strong during 2001 with year-on-year customer growth of 60 percent from 194,000 to 311,000. The Company restructured its consumer sales channel during the year and a more focused and effective marketing effort helped improve sales performance. Total Internet access customer base grew from 626,000 to 631,000 year-on-year, including 320,000 narrowband access customers.

Operating costs of Internet Services comprise the costs of NOW Internet and broadcast content services and the costs associated with Internet access services and iTV. These costs predominantly relate to the early stage of development of these businesses, the costs of developing and distributing Internet, broadcast and interactive content, and customer acquisition costs.

The Company continued to exercise prudent investment strategy in Internet Services and further contained operating costs. Internet Services EBITDA loss was contained at HK$1,472 million for the year ended December 31, 2001, compared to HK$2,036 million loss in 2000. The Company has committed to capping investment in Internet Services to a maximum of US$100 million (approximately HK$780 million) in EBITDA terms for a 24-month period beginning January 2002.

Infrastructure

Total revenues from Infrastructure were HK$1,368 million for the year ended December 31, 2001, an increase of 89 percent from HK$725 million in 2000. EBITDA from Infrastructure also increased substantially from HK$172 million in 2000 to HK$566 million in 2001.

Despite a softening in the Hong Kong real estate market in recent years, rental revenues from investment properties leased to third parties remained fairly stable in 2001. These included revenues from office space leased at Pacific Century Place Beijing and the Company's headquarters building at PCCW Tower in Hong Kong.

One-off revenues of HK$922 million included infrastructure works completed for the Cyberport and revenues recorded from the sale of certain properties in mainland China.

Others and Reconciliations

Other revenues and EBITDA included PCCW Japan, CyberWorks Ventures and the Group's greater China businesses, net of costs associated with corporate functions.

The Company continued to prudently manage the CyberWorks Ventures investment portfolio during the year. The unit is self-funded using realized gains from existing investments. Certain non-core or non-performing businesses were closed or divested during the year.

PCCW Japan continued to focus on development and delivery of next-generation games and targeted content across multiple distribution platforms.

Other EBITDA loss increased by 41 percent over the year reflecting full year start up and restructuring costs of PCCW Japan and one-off restructuring costs and professional fees incurred in Hong Kong.

Reconciliations of HK$3,083 million (2000: HK$3,183 million) predominantly related to internal charges for wholesale communications, computer and consumer support services and office rental charges between the Group's business units.

Costs of Sales and Services

Total costs of sales and services were HK$6,855 million (2000: HK$6,326 million), of which approximately HK$4,686 million (2000: HK$5,240 million) related to TSS. The Group's overall gross margin remained stable at 69 percent. Total costs of sales for 2001 included some one-off items such as cost of property sold and cost of infrastructure work completed for the Cyberport. The increasing costs of sales were also in line with the higher revenues generated from Internet access business and eSolutions IT projects services, offset by the decline in wholesale international voice and data disbursements.

Operating Costs

Year ended December 31

	2001 HK$ million (Unaudited)	Pro forma 2000 HK$ million (Unaudited)	Increase/ (Decrease)
Staff costs	**4,522**	4,345	4%
Repair and maintenance	**503**	522	(4)%
Other operating costs	**2,683**	3,592	(25)%
Operating Costs before depreciation and amortization	**7,708**	8,459	(9)%
Depreciation and amortization	**2,563**	2,360	9%
Total Operating Costs	**10,271**	10,819	(5)%

Total operating costs decreased by 5 percent to HK$10,271 million year-on-year. The Company continued its drive for enhanced organizational effectiveness and implemented a number of cost efficiency measures during the year. This has resulted in substantial savings in most categories of operating expenditure. Other operating costs primarily included rent, rates and utilities, publicity and promotion and professional and consultancy fees.

Staff costs increased by approximately 4 percent year-on-year to HK$4,522 million. Various redundancy exercises were implemented during the year involving a total of nearly 1,000 positions. A one-off charge of approximately HK$110 million was incurred during the year. The redundancy exercises are expected to generate annual savings of approximately HK$390 million. Staff costs also increased due to new businesses and high growth units. This was partially offset by natural attrition across the Group.

At December 31, 2001, the Company had approximately 14,000 employees. In February 2001, some 2,000 staff were transferred into Reach and RWC.

HIGHLIGHTS OF TELSTRA ALLIANCE
Reach

	Eleven months from February 1 to December 31, 2001		
	HK$ million* (HK GAAP) (Unaudited)	US$ million* (HK GAAP) (Unaudited)	US$ million** (US GAAP) (Unaudited)
Revenue	9,978	1,279	1,279
EBITDA	3,104	398	398
EBIT***	2,119	272	180
Profit before tax	1,411	181	89
PCCW's 50 percent share of profit before tax	706	91	N/A

* *Amounts prepared in accordance with HK GAAP.*
** *Amounts prepared in accordance with US GAAP.*
*** *Earnings before interest and taxation.*

In February 2001, PCCW formed Reach, a 50:50 joint venture with Telstra, which merged the respective international infrastructure assets of both parties. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. PCCW contributed its international wholesale business to Reach at cost. For the 11 months from February 1, 2001 to December 31, 2001, in difficult market conditions, Reach generated total revenues of HK$9,978 million and PCCW's 50 percent share of profit before tax is HK$706 million.

In December 2001, Reach acquired the Asian assets of Level 3 Communications, Inc. (Level 3) This transaction will provide Reach with additional Asian and trans-Pacific capacity at a much lower cost than self constructed assets. The additional capacity will enable Reach to deliver end-to-end services to new markets, such as Japan, Taiwan and, in the longer term, Korea. Under the arrangement, which did not involve a cash payment by Reach, Reach acquired network facilities and operations, including customers, in-country networks, data centers, US$90 million of working capital and Level 3's ownership interests in the Tiger (now renamed as the Reach North Asia Loop) and Japan-US cable systems. Reach also assumed Level 3's capital and operating cost obligations of around US$170 million over 12 months for the completion of the submarine cable system.

Reach is currently operating in an extremely difficult market environment, which has been adversely affected by a number of factors, including: world economic downturn and slower than expected growth in demand for cross-border connectivity services; a number of distressed competitors facing financial difficulties; and resultant oversupply of infrastructure and capacity in Asia and worldwide.

Notwithstanding the current market conditions, PCCW and Telstra believe that Reach has the opportunity to consolidate its position and take advantage of the availability of distressed assets to underpin its longer term position in the market as evidenced by the acquisition of Level 3's Asian assets.

PCCW and Telstra have, historically, been substantial acquirers of cross-border connectivity services supplied by Reach, and expect to continue to require these services to support their domestic businesses. Without access to these services both parties could potentially have short to medium term vulnerability particularly if a market recovery should occur and suppliers of such services were to take advantage of stabilizing prices and resurgent demand.

In 2000, a member of the Group and a subsidiary of Reach entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Given the changing market, PCCW and Telstra have focused on expanding the market and product opportunities for bandwidth. PCCW has agreed in principle to enter into one year fixed price bulk purchase arrangements for international connectivity services, from January 1, 2002, which will commit PCCW to aggregate purchase levels. PCCW's proposed commitments under these arrangements have regard to its future capacity needs and opportunities for growth as well as Reach's minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong will be acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services will be acquired in accordance with market prices. The amount to be acquired from Reach for 2002 is approximately HK$1,650 million and compares with a total spend in the prior year of approximately HK$1,700 million.

RWC

RWC generated revenues of HK$4,690 million for the year ended December 31, 2001, a decrease of 9 percent from 2000 due to lower handset sales and a decline in voice average revenue per user ("ARPU"). EBITDA for 2001 showed a 15 percent increase to HK$1,364 million and EBITDA margin improved from 23 percent to 29 percent year-on-year. Lower costs of sales were mainly a result of a reduction in handset subsidy and a lower cost of delivery including international roaming and IDD outpayment.

In view of the highly penetrated mobile market in Hong Kong (penetration rate of 83 percent) and poor economic environment, the management of CSL adopted a cautious approach on capital expenditure resulting in total spending of HK$402 million for the year, 34 percent less than prior year. CSL remains as the most profitable mobile operator in Hong Kong with a market share of 20 percent.

RWC had over 1 million subscribers at the end of 2001, a 7 percent growth from the previous year. ARPU decreased by approximately 10 percent to HK$410, compared to an industry average ARPU of HK$220. Average churn rate increased marginally from 3.4 percent to 3.6 percent year-on-year.

TAXATION

The Group's effective tax rate was 44 percent for the year. Under the current tax system in Hong Kong, the Group does not enjoy any group relief on losses. Further, the Group's interest expenses, to the extent that they are attributable to the acquisition of HKT and other companies, are not tax deductible. Excluding these aspects, the profitable companies in the Group have an effective tax rate which is approximately the statutory tax rate of 16 percent. The management does not believe there is tax inefficiency in those companies but will continue to review and minimize the Group's tax costs, subject to the constraints of the existing Hong Kong tax rules.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Group had cash and cash equivalents of HK$7,443 million (2000: HK$13,705 million). Net debt was reduced to approximately HK$41 billion from approximately HK$61 billion over the year.

Debt Refinancing

In August 2000, PCCW drew down a short-term bridge loan facility of US$12,000 million (approximately HK$93,600 million) ("Bridge Loan") to finance the cash element of the consideration for the acquisition of HKT and for working capital purposes.

Since September 2000, the Company has refinanced the Bridge Loan through various means, including the use of internal funds of US$3,000 million (approximately HK$23,400 million), HK$2,000 million of the additional capital raised through a rights issue of HK$4,143 million and a convertible bonds issuance of US$1,100 million (approximately HK$8,500 million) ("Convertible Bonds due 2005") in December 2000. The outstanding amount of the Bridge Loan was reduced to US$7,655 million (approximately HK$59,700 million) by the end of 2000.

In February 2001, the Group arranged syndicated bank borrowings of US$4,700 million (approximately HK$36,660 million) ("Term Loan Facility") and completed the Telstra Alliance. The cash inflows arising from these transactions allowed the Group to repay the outstanding balance of the Bridge Loan and reserve additional funds for working capital purposes.

From November 2001 to February 2002, the Group prepaid a total of US$2,263 million of the Term Loan Facility using internal cash resources, proceeds from the Notes due 2011 and Convertible Bonds due 2007 (defined below). As at March 20, 2002, the amount outstanding under the Term Loan Facility has been reduced to approximately US$2,437 million. The Term Loan Facility will be further reduced to approximately US$1,785 million after the committed prepayment of US$652 million on March 25, 2002, utilizing proceeds from the Loan due 2008 (defined below) and internal cash resources.

New Financings in 2001 and 2002

From October 1, 2001 to March 20, 2002, the Group has successfully raised a total of US$2,341 million equivalent debt which was applied in part to prepay amounts outstanding under the Term Loan Facility and in part for general working capital purposes:

- In October 2001, a member of the Group privately placed Yen 30,000 million (approximately US$250 million) 3.65 percent Guaranteed Notes due 2031 (the "Yen Notes").
- In November 2001, a member of the Group issued US$1,000 million 7 3/4 percent Guaranteed Notes due 2011 ("Notes due 2011").
- In January 2002, a member of the Group issued US$450 million 1 percent Guaranteed Convertible Bonds due 2007 ("Convertible Bonds due 2007").
- In March 2002, a member of the Group raised HK$5,000 million through a term loan facility due 2008 ("Loan due 2008").

The Notes due 2011, the Convertible Bonds due 2007, the Yen Notes and the Loan due 2008 are rated "Baa1" by Moody's Investors Service and "BBB" by Standard & Poor's Ratings Services.

Based on the Group's working capital projection, which has taken into account the available banking and other borrowing facilities of the Group, for the year ended December 31, 2001, the Directors are of the opinion that the Group has adequate working capital to meet its current requirements.

Finance costs

Net finance costs for the year ended December 31, 2001 were HK$3,056 million (2000: HK$2,356 million). The increase is mainly attributable to the interest expenses incurred for the Convertible Bonds due 2005 issued by a member of the Group in December 2000 and the Telstra Bond raised in February 2001 (HK$276 million). Net finance costs for 2001 also included interest expenses and loan arrangement fees relating to the Bridge Loan amounting to HK$470 million (2000: HK$2,215 million) and HK$263 million (2000: HK$896 million) respectively. Interest expenses and bank fees relating to the Term Loan Facility amounted to HK$1,602 million and HK$211 million respectively (2000: Nil).

CAPITAL EXPENDITURE

Capital expenditure for the year ended December 31, 2001 amounted to HK$2,415 million which consists principally of investments in the local network to meet increased broadband demand, expansion of the core broadband network, new Internet data centers and technology for the delivery of new Internet services to businesses and consumers.

PCCW has made significant investment in its communications network in previous years. This has included upgrading of existing infrastructure, expanding network coverage and building a platform for broadband and IP initiatives.
The upgrade and expansion of the core network is mostly completed, with the bulk of expenditure for 2001 on meeting demand for new broadband access lines. PCCW will continue to invest prudently based on a number of criteria including internal rate of return, net present value and payback period, depending on the type of business.

INVESTMENT IN CYBERPORT

In addition to the capital expenditure described above, the Company had invested US$216 million (approximately HK$1,685 million) in the Cyberport project by the end of 2001 and will continue to contribute equity to fund the project for the near term. The Company has identified sufficient funding sources for its future capital contributions to the project, comprising a combination of Group cash, committed but unutilized credit facilities and internal cashflows generated from pre-sales and sales of the residential portion of the project.

The initial phases of the commercial portion will be completed during 2002, with the remaining phases completed by the end of 2003. The residential portion will be completed in phases between 2004 and 2007, and units may be pre-sold in the market prior to completion in accordance with normal market practice.

DIVIDEND

The Board of Directors does not recommend the payment of a final dividend for the year ended December 31, 2001 (2000: Nil).

CHARGE ON ASSETS

As at December 31, 2001, certain assets of the Group with an aggregate value of HK$2,776 million (2000: HK$46,529 million) were pledged to secure loan facilities utilized by the Company's subsidiaries.

In addition, the Group was granted a standby letter of credit facility that was secured by a charge over bank deposits of approximately HK$1,405 million. Half of the Group's interest in Reach was also used to secure the Telstra Bond.

EMPLOYEES

As of December 31, 2001, the Group had approximately 14,000 employees. The majority of these employees work in Hong Kong. The Company has established an incentive bonus scheme which is designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses is based on achievement of revenue and EBITDA targets. The Company has also established a discretionary employee share option scheme.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Company continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance Committee, a subcommittee of the Executive Committee of the Board of Directors determines the appropriate hedging activities undertaken with the aim of prudently managing the market risk associated with transactions undertaken in the normal course of the Company's business. All treasury risk management activities are carried out in accordance with policies and guidelines which are approved by the Finance Committee and the Executive Committee and reviewed on a regular basis.

In the normal course of business, the Company enters into forward contracts and other derivatives contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates. These instruments are executed with creditworthy financial institutions, and all foreign currency contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Company's financial results. Costs associated with entering into such contracts are not material to the Company's financial results.

OUTLOOK

The Company's operational priorities for 2002 are to continue to deliver stable and improving results from its core telecommunications businesses, build growth businesses and develop regional opportunities, especially in greater China. The Company will continue to focus on maximizing operating efficiencies and improving its capital structure and debt profile for the benefit of shareholders. The Company's future prospects are underpinned by strong recurrent cash flows from its stable base of operations in Hong Kong. The Company has exceptional depth and breadth in its capabilities, from international network connectivity, to broadband multimedia and sophisticated systems solutions, backed by a highly customer-oriented organization. While not under-estimating the challenging operating environment in Hong Kong, the Directors believe that the Company is strongly positioned to continue its transformation to meet the increasingly complex communications and IT solutions needs of its customers in the Asia region. Accordingly, the Board of Directors is cautiously optimistic for the Company's outlook for the 2002 financial year.

Board of Directors


Li Tzar Kai, Richard


Yuen Tin Fan, Francis


Cheung Wing Lam, Linus


Peter Anthony Allen


Alexander Anthony Arena


Jeffrey Amsden Bowden


Cheung Kam Hung, William


Chung Cho Yee, Mico


Ma Si Hang, Frederick


David Norman Prince


Peter To

Following are PCCW's executive and non-executive directors:

EXECUTIVE DIRECTORS

LI Tzar Kai, Richard, aged 35, is chairman and chief executive of PCCW. He is also chairman and chief executive of the Pacific Century Group and chairman of Singapore-based Pacific Century Regional Developments Limited.

Before founding the Pacific Century Group, Mr. Li built STAR TV, Asia's first satellite-delivered cable-TV service in 1990. The sale of STAR TV to News Corp. in 1993 provided the capital to launch the Pacific Century Group in October that year.

Mr. Li was born in Hong Kong in 1966. He is a governor of the World Economic Forum for Information Technologies and Telecommunications; a member of the Center for Strategic and International Studies' International Councilors Group in Washington, DC; and a member of the International Advisory Board of the Center for International Development at Harvard University.

Mr. Li is also a member of the United Nations Information and Communication Technology Advisory Group.

YUEN Tin Fan, Francis, aged 49, joined the Pacific Century Group in 1996 as deputy chairman and is currently a deputy chairman of PCCW. He is also a member of PCCW's Executive Committee and chairman of Pacific Century Insurance Holdings Limited.

From 1988 to 1991, he was chief executive of The Stock Exchange of Hong Kong Limited. Mr. Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the United States.

He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986, and was appointed to the firm's main board in London in 1987. Mr. Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

Mr. Yuen is chairman of the Board of Trustees of the Hong Kong Center for Economic Research, a member of the Shanghai People's Political Consultative Committee and a member of the Board of Trustees of Shanghai's Fudan University.

He received a Bachelor of Arts degree in economics from the University of Chicago and is presently a member of the Board of Trustees of the university.

CHEUNG Wing Lam, Linus, aged 53, is a deputy chairman of PCCW and a member of PCCW's Executive Committee.

Prior to the merger of PCCW and Cable & Wireless HKT Limited (HKT), Mr. Cheung was an executive director of Cable and Wireless plc and the chief executive of HKT.

Before joining HKT in 1994, Mr. Cheung served 23 years with Cathay Pacific Airways. He left Cathay Pacific Airways as deputy managing director.

Between 1989 and 1990, Mr. Cheung was seconded full time to serve in the Hong Kong government's Central Policy Unit under Governor David Wilson's administration. He was appointed an Official Justice of the Peace in 1990, serving one year in this role. He was appointed a Non-official Justice of the Peace in 1992.

Mr.Cheung received a BSocSc degree with Honours, and a Diploma in Management Studies from the University of Hong Kong. He is currently council Member of the University of Hong Kong and an Adjunct Professor at the Chinese University of Hong Kong.

Peter Anthony ALLEN, aged 46, is an executive director of PCCW and chief financial officer of the Pacific Century Group. He is also the chief financial officer of Pacific Century Regional Developments Limited.

He was educated in England and has a degree in Economics from Sussex University, England. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore.

Mr. Allen joined KPMG Peat Marwick in 1976 and in 1980 joined Occidental Petroleum Corporation. In 1983, Mr. Allen joined Schlumberger Limited and worked in various countries holding key finance positions. In 1989, Mr. Allen moved to Singapore as regional financial director of the Vestey Group.

He later joined Bousteadco Singapore Limited as group operations controller in 1992 and Morgan Grenfell Investment Management (Asia) Limited as director and chief operating officer in 1995. He joined the Pacific Century Group in 1997.

Alexander Anthony ARENA, aged 50, is an executive director of PCCW, deputy chairman of PCCW's Executive Committee, a director of Pacific Century Regional Developments Limited and a director of Pacific Century Insurance Holdings Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr. Arena was a Special Policy Adviser to the Hong Kong government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications in the Office of the Telecommunications Authority of Hong Kong as well as a member of the Broadcasting Authority.

Before his appointment as director-general, Mr. Arena was recruited to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong government, he was an inaugural member of the Australian Telecommunications Authority, where he served four years.

Mr. Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practicing radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr. Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed a MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

John Todd BONNER, aged 35, currently stationed in Japan as chief executive officer of PCCW Japan, is an executive director of PCCW and PCCW Japan.

Mr. Bonner joined the Pacific Century Group in Hong Kong in 1994 and was promoted to Head of Business Development in 1996.

He worked in the investment banking division of Alex Brown & Sons between 1991 and 1994.

Jeffrey Amsden BOWDEN, aged 55, is an executive director and executive vice president, Corporate Strategy, of PCCW. He was previously vice president, Corporate Strategy and Assurance at the NYNEX Corporation and vice president, Merger Integration, at the Bell Atlantic Corporation.

Mr. Bowden has served twice as a vice president and director of the Boston Consulting Group Inc., one of the world's leading business international strategic-management consulting companies. He was co-head of the firm's North America Technology and Communications Practice, directing the group's client relationships with North America's leading communications and data-services providers.

Born and raised in the Chicago area, Mr. Bowden received a Bachelor of Science degree in mechanical engineering from the University of Michigan and a MBA from the Harvard Graduate School of Business Administration.

CHEUNG Kam Hung, William, aged 52, is an executive director and chief operating officer of PCCW, responsible for the Company's core network-centric services, Business eSolutions and the Internet Data Center business units.

A veteran in the telecommunications industry, Mr. Cheung originally joined HKT in 1971, when it was known as Hongkong Telephone. He has held a number of senior posts in the company since then, including chief operation officer for the group's Internet Services Department; executive director, Local Network and Mobile Services, where he was responsible for planning, management and operations of the business units; director of Network Operations; and executive director, Human Resources.

He holds both a Bachelors and Masters Degree in electrical and electronic engineering from the University of Hong Kong.

CHUNG Cho Yee, Mico, aged 41, joined the Pacific Century Group in March 1999 and is an executive director, responsible for the Pacific Century Group's merger and acquisition activities. He is a qualified solicitor by profession.

Mr. Chung graduated from the University College, University of London, England, with a law degree in 1983. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank in 1988.

He became a director and the general manager of Bond Corporation International Ltd. in 1990, leaving to join China Strategic Holdings Ltd. in January 1992.

MA Si Hang, Frederick, aged 50, is an executive director and an executive committee member of PCCW. He was appointed in May 2001.

Mr. Ma has more than 20 years experience in the global financial services industry. Prior to assuming his current role, Mr. Ma was appointed chief executive - Asia Pacific, of the J.P. Morgan Private Bank following the merger of J.P. Morgan and Chase Manhattan in January 2001. Before the merger, Mr. Ma was managing director and Asia Area executive – Global Private Bank of the Chase Manhattan Bank, responsible for spearheading the Global Private Bank's business growth strategy for Asia.

In 1990, he joined publicly listed Kumagai Gumi (HK) Ltd., holding a number of senior management positions. Mr. Ma was the managing director for Kumagai when he left the firm in 1998.

From 1980 to 1990, Mr. Ma established his career in the securities industry, first working as an investment analyst at the Toronto-based Pitfield Mackay Ross and Co., and then running the firm's Hong Kong business after its merger to become Dominion Securities Ltd. in 1985. In 1989, he was appointed managing director in charge of equity operations at RBC Dominion Securities International Ltd., in London.

In 1973, Mr. Ma began his career at The Chase Manhattan Bank as a credit analyst. Between 1973 and 1980, he served in various positions within the bank in Hong Kong, New York and Canada, covering the areas of Credit, Commodity Financing and Institutional Banking.

Mr. Ma currently holds a number of public service positions. These include his membership on the Listing Committee of the Growth Enterprise Market (GEM) of Hong Kong Exchanges and Clearing Limited (HKEx), and his membership on the Takeovers and Mergers Panel of the Hong Kong Securities and Futures Commission (HKSFC).

Mr. Ma graduated from the University of Hong Kong with a Bachelor of Arts degree with Honours.

David Norman PRINCE, aged 50, is an executive director and group chief financial officer of PCCW and a member of PCCW's Executive Committee.

He was previously deputy chief executive and finance director of HKT, having joined Cable and Wireless plc in 1981 as financial controller for the European division. In 1984, he was seconded to Hong Kong as divisional manager of finance, where he was involved in international fiber-optic cable extensions and the integration of Hongkong Telephone and Cable & Wireless Hong Kong.

In 1987, he returned to the UK as controller for strategic and financial planning for the Cable & Wireless Group, and was appointed director of marketing for Cable & Wireless Global Services in 1991. In 1994, he was appointed finance director to HKT.

He joined TRW (the US space defense group) in 1977 as commercial director responsible for the finance and commercial activities of a joint venture in the oil industry.

Mr. Prince was educated in the UK and was sponsored at business school by British Gas as part of their management-training scheme, working for the company in purchasing and marketing roles. Later, he moved to the Dutch electronics group, Philips, as management accountant and later as head of one of their audit groups.

Peter TO, aged 54, is an executive director of PCCW and the overall representative for PCCW in its venture with the Hong Kong government on the Cyberport project. He is also a director of Pacific Century Insurance Holdings Limited.

He is a former deputy chairman of PCCW and former managing director of PCCW's Infrastructure & Real Estate Division, responsible for the overall strategy of the property-development business of PCCW and the Cyberport project.

He has been active in property development and investment for more than 27 years. Prior to joining Pacific Century Group in 1997, he was managing director of the Hutchison Whampoa Property Group.

From 1983 until July 1997, Mr. To was responsible for development, marketing and management of all development and investment properties, more than 2.5 million square meters, in Hutchison Whampoa Property Group's portfolio. This encompassed a wide range of industrial and warehousing, commercial and residential-development projects in both Hong Kong and major cities in the PRC.

Mr. To obtained a Certificate of Housing Management from the University of Hong Kong and is a Fellow of both the Chartered Institute of Housing (UK) and the Hong Kong Institute of Housing.

NON-EXECUTIVE DIRECTORS

Prof. CHANG Hsin-kang, aged 61, is an independent non-executive director of PCCW.

He is currently the President and University Professor of City University of Hong Kong. He has taught at several major universities in North America and served in a number of educational, science and technology organizations, and public advisory bodies in both the US and Hong Kong.

He is a member of the Council of Advisors on Innovation and Technology and chairman of the Culture and Heritage Commission and member of the Judicial Officers Recommendation Commission. Prof. Chang is a foreign member of the Royal Academy of Engineering of UK and Chevalier dans l'Ordre National de la Légion d'Honneur of France.

Prof. Chang also serves as an independent non-executive director of Pacific Century Insurance Holdings Limited, a subsidiary of Pacific Century Regional Developments Limited, the parent company of PCCW.

Dr. FUNG Kwok King, Victor, aged 56, is an independent non-executive director of PCCW. Dr. Fung served as a non-executive director of HKT from 5 November 1992 until 17 August 2000.

He is currently chairman of the Li & Fung Group, the Hong Kong Airport Authority and the Hong Kong University Council.

From September 1991 to September 2000, Dr. Fung was chairman of the Hong Kong Trade Development Council. In 1996, Dr. Fung was appointed Hong Kong Representative on the APEC Business Advisory Council.

Dr. The Hon LI Kwok Po, David, GBS, JP, aged 63, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of HKT and served as a director of that company from 30 November 1987 until 17 August 2000.

He is chairman and chief executive of the Bank of East Asia and represents the Finance Constituency in the Legislative Council of Hong Kong. Dr. Li is a member of the Exchange Fund Advisory Committee, Banking Advisory Committee, Hong Kong Association of Banks, Mandatory Provident Fund Schemes Authority and The Hong Kong Mortgage Corporation Limited.

Sir Roger LOBO, CBE, JP, aged 78, is an independent non-executive director of PCCW and chairman of the Audit Committee of the Board.

He is also a director of several organizations including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd., Kjeldsen & Co. (HK) Ltd., P. J. Lobo & Co. Ltd., Pictet (Asia) Ltd. and Melco International Development Ltd.

His extensive record of public service includes serving on the Hong Kong Housing Authority, Urban Council, as a member of the Executive Council, senior member of the Legislative Council Commissioner of Civil Aid Services, chairman of the Hong Kong Broadcasting Authority and chairman of the Advisory Committee on Post-retirement Employment.

He currently serves as chairman (Board of Trustees) of Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong and the Society for the Rehabilitation of Offenders, and Advisory Board member of the Hong Kong Aids Foundation.

Sir Roger has been the recipient of several awards and honors from the British Crown and the Vatican.

Avram MILLER, aged 57, is a non-executive director of PCCW.

He joined Intel Corporation in 1984 and held a number of executive positions. His most recent position was a corporation vice president of Business Development.

In April 1999, he left Intel to start The Avram Miller Company, a strategy and business development company where he is the chief executive officer. Mr. Miller is also active in a number of non-profit making organizations including Plugged In and is a Trustee of the California Institute of the Arts. He resides in San Francisco, California.

The Hon Raymond George Hardenbergh SEITZ, aged 61, is a non-executive director of PCCW and was a non-executive director of HKT from 15 October 1997 until 17 August 2000. He was appointed to the Board of Cable and Wireless plc in 1995.

He is currently vice-chairman of Lehman Brothers International, and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, he was US Assistant Secretary of State for Europe from 1989 to 1991, and Minister at the US Embassy in London from 1984 to 1989.

SENIOR ADVISER TO THE BOARD OF DIRECTORS

Robert Charles NICHOLSON, aged 46, was appointed as a senior adviser to the Board of Directors of PCCW in August 2001. Mr. Nicholson advises the Board in relation to strategic and operational matters and has overall responsibility for legal and regulatory affairs. He is also an executive director of Pacific Century Regional Developments Limited.

Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the PRC.

Corporate Governance

EXECUTIVE COMMITTEE AND SUBCOMMITTEES

An Executive Committee of the Board has been established which has overall delegated authority from the Board of Directors to ensure that decisions can be taken quickly so that the Company will be in a position to seize opportunities in the fast-moving business environment in which we operate.

The current members of the Executive Committee are Li Tzar Kai, Richard (Chairman); Alexander Anthony Arena (Deputy Chairman); Yuen Tin Fan, Francis; Cheung Wing Lam, Linus; David Norman Prince; Cheung Kam Hung, William; Ma Si Hang, Frederick; and Jeffrey Amsden Bowden.

In January 2002, the Executive Committee established a new subcommittee structure to strengthen decision making and oversight of all key operating and functional areas within the Company. A Finance Committee, Operational Committee, Mergers & Acquisitions Committee, Infrastructure Committee and Regulatory Affairs Committee have been established comprising executive directors and members of senior management. The subcommittees are chaired by directors of the Company. Each meets regularly and reports to the Executive Committee on a monthly basis.

AUDIT COMMITTEE

The authority and duties of the Audit Committee are set out in written terms of reference which are consistent with those recommended by the Hong Kong Society of Accountants. The Audit Committee comprises Sir Roger Lobo (Chairman); Dr. Li Kwok Po, David; and Prof. Chang Hsin-kang. The Audit Committee meets at least twice a year to review, among other things, the Company's financial statements, its internal financial reporting processes and controls, and the work program and activities of the Company's internal Risk Management & Compliance unit.

The Audit Committee meets regularly with, and reviews and receives reports from, the Company's management and external auditors.

REGULATORY COMPLIANCE COMMITTEE

A Regulatory Compliance Committee comprising executive and non-executive directors, but excluding Li Tzar Kai, Richard, has been established to review and monitor, amongst other things, dealings with the Hutchison Whampoa Group and Cheung Kong Holdings Group to ensure that all dealings between the Group and the Hutchison Whampoa Group and Cheung Kong Holdings Group are on arm's-length terms.

The members of the Regulatory Compliance Committee are Sir Roger Lobo (Chairman) and David Norman Prince, supported by directors, Alexander Anthony Arena and Jeffrey Amsden Bowden, and Robin Nicholson, Senior Adviser to the Board of Directors and the Company Secretary.

RISK MANAGEMENT & COMPLIANCE UNIT

The Company has established an independent Risk Management & Compliance unit to assist the Audit Committee and the management in reviewing and assessing the adequacy and effectiveness of internal controls to safeguard the Group's assets, secure the accuracy and reliability of its records and promote efficiency of operations. Dedicated functions within Risk Management & Compliance include internal audit, revenue assurance and integrity, corporate security and fraud management, and information and network systems security.

Risk Management & Compliance coordinates activities with the Group's external auditors to provide effective audit coverage. Its reports and recommendations are reviewed by the Audit Committee.

The Director of Risk Management & Compliance reports directly to the Audit Committee.

Financial Information

Report of the Directors

The directors present their annual report together with the audited consolidated financial statements of Pacific Century CyberWorks Limited (the "Company") and its subsidiaries (the "Group") for the year ended December 31, 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Group are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in the Hong Kong Special Administrative Region ("Hong Kong"); investment in and development of systems integration and technology-related businesses; and investment in and development of infrastructure and properties in Hong Kong and elsewhere in mainland China.

Details of segment information are set out in note 4 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2001 are set out in the accompanying consolidated financial statements on page 80.

No interim dividend was paid during the year. The directors do not recommend the payment of a final dividend for the year ended December 31, 2001.

FINANCIAL SUMMARY

A summary of the consolidated results and of the assets and liabilities of the Group for the last five financial years is set out on page 137.

SUBSIDIARIES, JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries, jointly controlled companies and associates are set out in notes 16 to 18 to the consolidated financial statements.

FIXED ASSETS

Details of movements in the fixed assets of the Group during the year are set out in note 12 to the consolidated financial statements.

BORROWINGS AND CONVERTIBLE BONDS

Particulars of the Group's and the Company's borrowings and convertible bonds are set out in notes 21 and 22 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 23 to the consolidated financial statements.

WARRANTS

The warrants issued by the Company on December 5, 2000 expired on December 4, 2001 and the listing of the warrants was withdrawn from The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at the close of business on the same date.

Details of the movements in the warrants of the Company during the year are set out in note 24 to the consolidated financial statements.

RESERVES

Details of the movements in reserves of the Group and the Company during the year are set out in note 25 to the consolidated financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2001, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 percent of the Group's total turnover.

The largest supplier for the year ended December 31, 2001 represented 32 percent of the Group's total purchases (not including purchases of a capital nature), and the combined total of the five largest suppliers accounted for 54 percent of the Group's total purchases for the year. At no time during the year have the directors, their associates or any shareholder of the Company who to the knowledge of the directors owns more than 5 percent of the Company's share capital had any interests in these major suppliers.

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Executive Directors

Li Tzar Kai, Richard *Chairman and Chief Executive*
Yuen Tin Fan, Francis *Deputy Chairman*
Cheung Wing Lam, Linus *Deputy Chairman*
Peter Anthony Allen
Alexander Anthony Arena
John Todd Bonner
Jeffrey Amsden Bowden
Cheung Kam Hung, William (appointed on January 16, 2001)
Chung Cho Yee, Mico
Ma Si Hang, Frederick (appointed on May 2, 2001)
David Norman Prince
Peter To
Chan Ching Cheong, George (resigned on March 8, 2001)
Yuen Kee Tong, Norman (resigned on February 28, 2001)

Non-Executive Directors

Avram Miller
The Hon Raymond George Hardenbergh Seitz
Robert Earl Lerwill (resigned on April 1, 2001)
Graham Martyn Wallace (resigned on April 1, 2001)

Independent Non-Executive Directors

Prof. Chang Hsin-kang
Dr. Fung Kwok King, Victor
Dr. The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, JP

In accordance with Article 92 of the Company's Articles of Association, Ma Si Hang, Frederick shall retire and, being eligible, offer himself for re-election at the forthcoming annual general meeting.

DIRECTORS' SERVICE CONTRACTS

There is no unexpired service contract which is not terminable by the Group within one year without payment of compensation (other than statutory compensation) of the director proposed for re-election at the forthcoming annual general meeting.

DIRECTORS' INTERESTS IN SECURITIES

As at December 31, 2001, the interests of the directors of the Company in the equity or debt securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register required to be kept pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance and the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

1. **Interests in the Company**

Ordinary Shares

	Number of ordinary shares				
Name of director	Personal interests	Family interests	Corporate interests	Other interests	Number of share options
Li Tzar Kai, Richard *(Notes 1(a) and 1(b))*	–	–	8,481,120,074	183,634,285	–
Yuen Tin Fan, Francis *(Note 5(a))*	13,735,000	–	–	2,575,000	42,670,000
Cheung Wing Lam, Linus	30,409	–	–	–	16,000,000
Peter Anthony Allen	300,000	–	–	–	3,146,000
Alexander Anthony Arena *(Note 6)*	201,000	–	–	–	32,000,000
John Todd Bonner	–	–	–	–	9,800,000
Jeffrey Amsden Bowden	–	–	–	–	12,000,000
Cheung Kam Hung, William *(Note 7)*	13,178	2,277	–	–	4,800,000
Chung Cho Yee, Mico *(Note 8(a))*	5,881,300	92,276	–	–	28,476,000
Ma Si Hang, Frederick *(Note 9)*	–	–	7,749,000	–	12,000,000
David Norman Prince	24,443	–	–	–	8,000,000
Peter To	5,500,000	–	–	–	21,800,000
Avram Miller *(Note 10)*	–	–	–	–	63,201,097
Prof. Chang Hsin-kang	70,000	–	–	–	–
Dr. The Hon Li Kwok Po, David	3,000,000	–	–	–	–

DIRECTORS' INTERESTS IN SECURITIES (con't)

2. Interests in Associated Corporations

I. Pacific Century Regional Developments Limited ("PCRD")

A. Ordinary Shares

	Number of ordinary shares				
Name of director	Personal interests	Family interests	Corporate interests	Other interests	Number of share options
Li Tzar Kai, Richard *(Note 2)*	–	–	2,330,058,230	–	–
Yuen Tin Fan, Francis *(Note 5(b))*	4,370,000	–	–	23,550,000	–
Peter Anthony Allen	5,010,000	–	–	–	–
Alexander Anthony Arena	–	–	–	–	15,300,000
John Todd Bonner	–	–	–	–	5,000,000
Chung Cho Yee, Mico	8,000,000	–	–	–	–
Peter To	10,000,000	–	–	–	–

B. Redeemable Cumulative Preference Shares ("RCPS")

	Number of RCPS			
Name of director	Personal interests	Family interests	Corporate interests	Other interests
Li Tzar Kai, Richard *(Note 3)*	–	–	61,578,362	–

II. Pacific Century Insurance Holdings Limited ("PCIHL")

Ordinary Shares

	Number of ordinary shares				
Name of director	Personal interests	Family interests	Corporate interests	Other interests	Number of share options
Li Tzar Kai, Richard *(Note 4)*	–	–	370,352,700	–	–
Yuen Tin Fan, Francis	–	–	2,704,800	–	19,440,000
Peter Anthony Allen	360,000	–	–	–	600,000
John Todd Bonner	–	–	–	–	16,560,000
Chung Cho Yee, Mico	–	–	–	–	2,280,000

III. Pacific Century CyberWorks Japan Co., Ltd. ("PCCW Japan")

A. Ordinary Shares

	Number of ordinary shares			
Name of director	Personal interests	Family interests	Corporate interests	Other interests
John Todd Bonner	480,000	–	–	–

B. Exchangeable Notes

Name of director	Aggregate principal amount of Exchangeable Notes outstanding (Yen)
Li Tzar Kai, Richard *(Note 11)*	199,752,000

DIRECTORS' INTERESTS IN SECURITIES (con't)

2. Interests in Associated Corporations (con't)

IV. iLink Holdings Limited ("iLink")

Ordinary Shares

	Number of ordinary shares			
Name of director	Personal interests	Family interests	Corporate interests	Other interests
Chung Cho Yee, Mico *(Note 8(b))*	–	–	–	400,500,000

V. PCCW Capital Limited

Convertible Bonds

Name of director	Aggregate principal amount of convertible bonds outstanding (US$)
Li Tzar Kai, Richard *(Note 12)*	28,000,000

Notes:

1. a. Li Tzar Kai, Richard holds the entire issued share capital of Pacific Century Group Holdings Limited ("PCG"). PCG holds the entire issued share capital of Pacific Century International Limited ("PCIL"). PCIL holds the entire issued share capital of Pacific Century Group (Cayman Islands) Limited ("PCG(CI)"). PCG(CI) holds the entire issued share capital of Anglang Investments Limited ("Anglang"). Anglang and PCG(CI) hold 1,169,067,180 ordinary shares and 1,160,991,050 ordinary shares of PCRD respectively (an aggregate of 2,330,058,230 ordinary shares of PCRD), which constitute approximately 37.8 percent and approximately 37.5 percent of the entire issued share capital of PCRD respectively.

   PCRD holds 7,590,049,517 shares, including 455,000 shares held in the form of 45,500 American depositary receipts ("ADRs"), each ADR representing 10 ordinary shares, which constitute approximately 33.4 percent of the entire issued share capital of the Company. PCG holds 103,709,434 shares, which constitute approximately 0.5 percent of the entire issued share capital of the Company. Li Tzar Kai, Richard also holds the entire issued share capital of Chiltonlink Limited which holds the entire issued share capital of Pacific Century Diversified Limited ("PCD"). PCD holds 787,361,123 shares, which constitute approximately 3.5 percent of the entire issued share capital of the Company. Accordingly, Li Tzar Kai, Richard is interested in an aggregate of 8,481,120,074 shares (held by PCG, PCRD and PCD) of the Company.

   b. Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited ("HWL"), holds 183,634,285 shares of the Company.

   Cheung Kong (Holdings) Limited ("Cheung Kong") through certain subsidiaries holds more than one-third of the issued share capital of HWL. Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust ("LKS Unity Trust") and companies controlled by TUT as trustee of the LKS Unity Trust hold more than one-third of the issued share capital of Cheung Kong. All the issued and outstanding units in the LKS Unity Trust are held by certain discretionary trusts under which Li Tzar Kai, Richard is one of the several discretionary beneficiaries.

   By virtue of being a director of the Company and his deemed interest in the shares of HWL as a discretionary beneficiary under such discretionary trusts as described above, Li Tzar Kai, Richard is taken to have an interest in 183,634,285 shares of the Company held by the subsidiary of HWL.

2. Li Tzar Kai, Richard is deemed to be interested in these shares by virtue of his deemed interests in Anglang and PCG(CI) as described in Note 1(a) above.

3. These RCPS of PCRD are held by Anglang. Li Tzar Kai, Richard is deemed to be interested in such RCPS of PCRD by virtue of his deemed interest in Anglang as described in Note 1(a) above.

4. These shares are held by PCRD. Li Tzar Kai, Richard is deemed to be interested in such shares of PCIHL, a subsidiary of PCRD, by virtue of his deemed interest in PCRD as described in Note 1(a) above.

5. a. Yuen Tin Fan, Francis is deemed to be interested in 2,575,000 shares of the Company by virtue of being a beneficiary under a discretionary trust.

   b. Yuen Tin Fan, Francis is deemed to be interested in 23,550,000 ordinary shares of PCRD by virtue of being a beneficiary under a discretionary trust.

DIRECTORS' INTERESTS IN SECURITIES (con't)

6. Alexander Anthony Arena holds 1,000 shares in the form of 100 ADRs, each ADR representing 10 ordinary shares of the Company.
7. Cheung Kam Hung, William is deemed to be interested in 2,277 shares of the Company held by his spouse.
8. a. Chung Cho Yee, Mico is deemed to be interested in 92,276 shares of the Company held by his spouse.

   b. Chung Cho Yee, Mico is deemed to be interested in 400,500,000 ordinary shares of iLink by virtue of being a beneficiary under a trust.
9. Ma Si Hang, Frederick is deemed to be interested in 7,749,000 shares of the Company held by a company which is equally owned by him and his spouse.
10. These options were granted to Avram Miller on January 10, 2001 pursuant to the terms and conditions of a consulting agreement dated August 17, 1999 and approved by the Company's shareholders at an extraordinary general meeting held on December 5, 2000.
11. Li Tzar Kai, Richard is deemed to be interested in the exchangeable notes of PCCW Japan (convertible into an aggregate of 609,000 ordinary shares of Yen 50 each of PCCW Japan) issued to Internet Ventures Technologies Limited, a company wholly-owned by Li Tzar Kai, Richard.
12. Li Tzar Kai, Richard is deemed to be interested in the convertible bonds issued by a wholly-owned subsidiary of the Company, PCCW Capital Limited with an aggregate principal amount of US$28,000,000 convertible into shares of the Company at a conversion price of US$1.0083 per share held by PCIHL.

Other than as disclosed above, none of the directors or their associates had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance as at December 31, 2001.

SHARE OPTION SCHEME

On September 20, 1994, the Company approved a share option scheme (the "Scheme") under which the directors may, at their discretion, offer any employee (including directors) of the Group options to subscribe for shares in the Company subject to the terms and conditions stipulated in the Scheme.

Pursuant to the Scheme, the Company has granted options to certain directors and employees of the Group, details of which are as follows:

1. Outstanding options at January 1, 2001 and at December 31, 2001

					Number of options	
Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2001	Outstanding at 12.31.2001
	(Notes 1 & 2)	(Note 1)	(Note 1)			
Directors						
Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to 08.17.2004	08.17.2003 to 08.17.2009	2.356	10,670,000	10,670,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	12.024	32,000,000	16,000,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	–	16,000,000
Cheung Wing Lam, Linus	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	12.024	16,000,000	–
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	–	16,000,000
Peter Anthony Allen	08.28.1999	08.17.2000 to 08.17.2002	08.17.2000 to 08.17.2009	2.356	1,360,000	1,360,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	12.024	1,786,000	893,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	–	893,000
Alexander Anthony Arena	08.28.1999	08.17.2000 to 08.17.2004	08.17.2000 to 08.17.2009	2.356	16,000,000	16,000,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	12.024	16,000,000	8,000,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	–	8,000,000
John Todd Bonner	11.13.1999	08.17.2000 to 10.25.2004	08.17.2000 to 10.25.2009	4.552	5,000,000	5,000,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	12.024	4,800,000	2,400,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	–	2,400,000

SHARE OPTION SCHEME (con't)

1. Outstanding options at January 1, 2001 and at December 31, 2001 (con't)

					Number of options	
Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2001	Outstanding at 12.31.2001
	(Notes 1 & 2)	*(Note 1)*	*(Note 1)*			
Jeffrey Amsden Bowden	02.20.2001	01.22.2002 to 01.22.2006	01.22.2002 to 01.22.2011	3.368	–	12,000,000
Cheung Kam Hung, William	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	12.024	4,800,000	–
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	–	4,800,000
Chung Cho Yee, Mico	08.28.1999	08.17.2000 to 08.17.2004	08.17.2001 to 08.17.2009	2.356	17,876,000	17,876,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	12.024	10,600,000	5,300,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	–	5,300,000
Ma Si Hang, Frederick	05.18.2001	05.07.2002 to 05.07.2006	05.07.2002 to 05.07.2011	2.232	–	12,000,000
David Norman Prince	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	12.024	8,000,000	–
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	–	8,000,000
Peter To	08.28.1999	08.17.2000 to 08.17.2004	08.17.2001 to 08.17.2009	2.356	21,800,000	21,800,000
Other Employees						
In aggregate	08.17.1999 to 09.15.1999	*(Note 3)*	08.17.2000 to 08.17.2009	2.356	65,208,692	59,827,354
	10.25.1999 to 11.23.1999	*(Note 3)*	10.25.2000 to 10.25.2009	4.552	65,153,334	31,803,000
	12.07.1999 to 01.05.2000	12.07.2000 to 12.07.2002	12.07.2000 to 12.07.2009	5.392	2,280,000	–
	12.20.1999 to 01.18.2000	*(Note 3)*	12.20.2000 to 12.20.2009	6.712	28,450,000	1,080,000
	02.11.2000	02.01.2001 to 02.01.2003	02.01.2001 to 02.01.2010	14.472	2,000,000	–
	02.08.2000 to 03.08.2000	02.08.2001 to 02.08.2003	02.08.2001 to 02.08.2010	15.048	433,500	433,500
	08.26.2000 to 09.24.2000	*(Note 4)*	*(Note 4)*	12.024	157,633,000	26,505,000
	10.27.2000 to 11.25.2000	*(Note 5)*	*(Note 5)*	4.872	121,409,600	106,863,160
	01.22.2001 to 02.20.2001	*(Note 6)*	*(Note 6)*	3.368	–	129,982,702
	02.20.2001	02.08.2002 to 02.08.2004	02.08.2002 to 02.08.2011	3.752	–	433,500
	04.17.2001 to 05.16.2001	*(Note 7)*	*(Note 7)*	2.060	–	20,928,200
	07.16.2001 to 09.15.2001	07.16.2002 to 07.16.2004	07.16.2002 to 07.16.2011	1.832	–	4,206,000
	08.03.2001	Fully vest on 03.31.2002	03.31.2002 to 08.01.2011	3.368	–	4,000,000
	09.27.2001	09.07.2002 to 09.07.2004	09.07.2002 to 09.07.2011	1.363	–	18,000,000
	10.15.2001 to 11.13.2001	10.15.2002 to 10.15.2004	10.15.2002 to 10.15.2011	1.728	–	1,460,000

SHARE OPTION SCHEME (con't)

2. Options granted during the year ended December 31, 2001

Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Number of options granted	Market value per share at date of grant HK$
	(Notes 1 & 2)	(Note 1)	(Note 1)			(Note 2)
Directors						
Yuen Tin Fan, Francis	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	16,000,000	4.650
Cheung Wing Lam, Linus	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	16,000,000	4.650
Peter Anthony Allen	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	893,000	4.650
Alexander Anthony Arena	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	8,000,000	4.650
John Todd Bonner	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	2,400,000	4.650
Jeffrey Amsden Bowden	02.20.2001	01.22.2002 to 01.22.2006	01.22.2002 to 01.22.2011	3.368	12,000,000	4.650
Cheung Kam Hung, William	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	4,800,000	4.650
Chung Cho Yee, Mico	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	5,300,000	4.650
Ma Si Hang, Frederick	05.18.2001	05.07.2002 to 05.07.2006	05.07.2002 to 05.07.2011	2.232	12,000,000	2.725
David Norman Prince	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	3.368	8,000,000	4.650
Other Employees						
In aggregate	01.22.2001 to 02.20.2001	(Note 6)	(Note 6)	3.368	159,073,300	4.415 to 4.975
	02.20.2001	02.08.2002 to 02.08.2004	02.08.2002 to 02.08.2011	3.752	433,500	4.650
	04.17.2001 to 05.16.2001	(Note 7)	(Note 7)	2.060	24,858,600	2.600 to 3.000
	07.16.2001 to 09.15.2001	07.16.2002 to 07.16.2004	07.16.2002 to 07.16.2011	1.832	4,558,800	1.630 to 2.225
	08.03.2001	Fully vest on 03.31.2002	03.31.2002 to 08.01.2011	3.368	4,000,000	1.940
	09.27.2001	09.07.2002 to 09.07.2004	09.07.2002 to 09.07.2011	1.363	18,000,000	1.930
	10.15.2001 to 11.13.2001	10.15.2002 to 10.15.2004	10.15.2002 to 10.15.2011	1.728	1,460,000	2.025 to 2.200

SHARE OPTION SCHEME (con't)

2. Options granted during the year ended December 31, 2001 (con't)

The share options granted are not recognized in the financial statements until they are exercised. The weighted average value per option granted in 2001 and 2000 estimated at the date of grant using the binomial option pricing model was HK$3.59 and HK$9.67 respectively. The weighted average assumptions used are as follows:

	2001	2000
Risk-free interest rate	**6.2 percent**	7.6 percent
Expected life (in years)	**10**	10
Volatility	**0.46**	0.75
Expected dividend per share	**–**	–

The binomial option pricing model was developed for use in estimating the fair value of traded options that are fully transferrable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

3. Options exercised during the year ended December 31, 2001

Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Number of shares acquired on exercise of options	Weighted average market value per share on exercise of options HK$
	(Notes 1 & 2)	*(Note 1)*	*(Note 1)*			
Other Employees						
In aggregate	08.17.1999 to 09.15.1999	Fully vest on 08.17.2000	08.17.2000 to 08.17.2009	2.356	40,000	4.65
	10.25.1999 to 11.23.1999	10.25.2000 to 10.25.2002	10.25.2000 to 10.25.2009	4.552	30,000	4.98
	01.22.2001 to 02.20.2001	*(Note 6)*	*(Note 6)*	3.368	2,318,998	4.59

No option was exercised by any director during the year.

SHARE OPTION SCHEME (con't)

4. Options cancelled or lapsed during the year ended December 31, 2001

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed
Directors			
Yuen Tin Fan, Francis	12.024	16,000,000	–
Cheung Wing Lam, Linus	12.024	16,000,000	–
Peter Anthony Allen	12.024	893,000	–
Alexander Anthony Arena	12.024	8,000,000	–
John Todd Bonner	12.024	2,400,000	–
Cheung Kam Hung, William	12.024	4,800,000	–
Chung Cho Yee, Mico	12.024	5,300,000	–
David Norman Prince	12.024	8,000,000	–
Other Employees			
In aggregate	2.356	–	5,341,338
	4.552	–	33,320,334
	5.392	2,280,000	–
	6.712	27,370,000	–
	14.472	2,000,000	–
	12.024	125,256,000	5,872,000
	4.872	485,700	14,060,740
	3.368	–	26,771,600
	2.060	–	3,930,400
	1.832	–	352,800

Notes:

1. All dates are shown month/day/year.
2. Due to the large number of employees participating in the Scheme, certain information such as the date of grant and market value per share at the grant date of options can only be shown within a reasonable range in this report. For options granted to employees, the options were granted during the underlying periods for acceptance of the offer of such options by the employees concerned, and the market value per share at the grant date as stated represents the range of closing prices during the relevant period for the grant of options.
3. These options vest in installments during a period starting from the first anniversary of the offer date of such options ("Offer Date") and ending on either the third or fifth anniversary of the Offer Date inclusive.
4. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
5. These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
6. These options vest in installments during a period starting from dates ranging between February 8, 2001 to December 20, 2001 and ending on either the third or fifth anniversary of the relevant starting date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
7. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

Further details of the Scheme and movements in other options of the Company are set out in note 24 to the consolidated financial statements.

DIRECTORS' RIGHT TO ACQUIRE SHARES

a. Other than the share options granted to certain directors pursuant to the Scheme as contained in the section headed "SHARE OPTION SCHEME", the Company on January 10, 2001 granted to Avram Miller, a non-executive director of the Company, options to subscribe for 63,201,097 shares at an exercise price of HK$2.356 per share pursuant to the terms and conditions of a consulting agreement dated August 17, 1999 which had been approved by the Company's shareholders at an extraordinary general meeting held on December 5, 2000. These options become exercisable at a rate of 10 percent per annum from January 2001 to January 2011 and will expire on January 9, 2011. Avram Miller did not exercise any of the options during the year.

b. Certain of the Company's directors have options to subscribe for ordinary shares in PCRD. Details of the outstanding options granted to directors of the Company by PCRD are summarized as follows:

				Number of share options		
Name of director	Date of grant	Exercisable period	Exercise price S$	Outstanding at 01.01.2001	Exercised during the year	Outstanding at 12.31.2001
	(Note)	*(Note)*				
Alexander Anthony Arena	11.24.1999	10.25.2001 to 10.24.2009	0.7584	15,300,000	–	15,300,000
John Todd Bonner	11.24.1999	10.25.2001 to 10.24.2009	0.7584	5,000,000	–	5,000,000
Chung Cho Yee, Mico	04.15.1999	04.15.2001 to 04.14.2004	0.143	8,000,000	8,000,000	–

Note: All dates are shown month/day/year.

c. Certain of the Company's directors have options to subscribe for ordinary shares in PCIHL. Details of the outstanding options granted to directors of the Company by PCIHL are summarized as follows:

						Number of share options	
Name of director	Date of grant	Exercisable period	Exercise price at date of grant HK$	Exercise price adjusted for Bonus Issue HK$	Outstanding at 01.01.2001	Adjustment for the Bonus Issue	Outstanding at 12.31.2001
	(Note 1)	*(Note 1)*		*(Note 2)*		*(Note 2)*	
Yuen Tin Fan, Francis	07.07.1999	07.07.2000 to 07.06.2009	6.28	5.233	16,200,000	3,240,000	19,440,000
Peter Anthony Allen	07.07.1999	07.07.2000 to 07.06.2009	6.28	5.233	500,000	100,000	600,000
John Todd Bonner	07.07.1999	07.07.2000 to 07.06.2009	6.28	5.233	13,800,000	2,760,000	16,560,000
Chung Cho Yee, Mico	07.07.1999	07.07.2000 to 07.06.2009	6.28	5.233	1,900,000	380,000	2,280,000

Notes:

1. All dates are shown month/day/year.
2. Adjustment as a consequence of the 1-for-5 bonus issue of ordinary shares of PCIHL effected on May 17, 2001 ("Bonus Issue").

DIRECTORS' RIGHT TO ACQUIRE SHARES (con't)

Other than as disclosed above, at no time during the year was the Company or any of its holding companies, fellow subsidiaries or subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, their spouses or their children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2001, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interests disclosed above in respect of certain directors, the following shareholders had an interest of 10 percent or more in the issued share capital of the Company:

Name of shareholder	Note	Number of shares	Percentage of total issued shares
UBS AG ("UBS")	1	3,285,099,270	14.5
Cable and Wireless plc ("C&W plc")	1	3,259,384,610	14.4
Cable and Wireless (Investments) Limited ("CWIL")	1	3,259,384,610	14.4
Cable and Wireless (Far East) Limited ("CWFE")	1	3,259,384,610	14.4
PCRD	2	7,590,049,517	33.4
Anglang	2	7,590,049,517	33.4
PCG(CI)	2	7,590,049,517	33.4
PCIL	2	7,590,049,517	33.4
PCG	3	8,036,260,731	35.4
Yasumitsu Shigeta ("Mr. Shigeta")	4	8,036,260,731	35.4
Li Tzar Kai, Richard	5	8,823,621,854	38.9

Notes:

1. On April 2, 2001, UBS Warburg, a business group of UBS acquired a notifiable interest in the shares of the Company which (together with its interest in the shares of the Company acquired prior to April 2, 2001) amounted to 3,285,099,270 shares of the Company. Such interests arose in connection with the following:–

   a. In connection with the C&W plc US$1,504,331,000 Zero Coupon Exchangeable Bonds due 2003 ("C&W Exchangeable Bonds") exchangeable into shares of the Company, on April 2, 2001 UBS entered into certain call option arrangements with CWFE, under which CWFE granted to UBS call options over 3,259,384,610 shares of the Company then directly or indirectly beneficially owned by CWFE; and UBS granted to CWFE call options over 3,259,384,610 shares of the Company.

   b. UBS also has an interest arising under an underwriting commitment in respect of the C&W Exchangeable Bonds that means it has a conditional interest in the shares of the Company underlying the C&W Exchangeable Bonds. Any exercise of the exchange right in relation to the C&W Exchangeable Bonds will be reflected in the call option arrangements described in sub-paragraph (a) above such that at no time will UBS be interested in more than 3,259,384,610 shares of the Company in aggregate under the above arrangements.

   c. On April 2, 2001, UBS exercised call options over 1,600,000,000 shares of the Company pursuant to the call options described in sub-paragraph (a) above. As a result, UBS retains the right to call for the delivery of 1,659,384,610 shares of the Company from CWFE under such call option arrangements.

   d. Following the exercise by UBS on April 2, 2001 of call options over 1,600,000,000 shares of the Company as described in sub-paragraph (c) above, UBS holds 1,625,714,660 shares of the Company (including 25,714,660 shares it held prior to April 2, 2001).

   e. On December 4, 2001, CWIL entered into an agreement for the purchase of C&W Exchangeable Bonds exchangeable into 433,332,000 shares of the Company from UBS.

   As a result of the above transactions, C&W plc, CWIL and CWFE are each deemed to be interested in 3,259,384,610 shares of the Company under the SDI Ordinance, including 1,659,384,610 shares of the Company held by C&W plc through CWIL and CWFE.

2. PCRD holds 7,590,049,517 shares, including 455,000 shares held in the form of 45,500 ADRs, each ADR representing 10 ordinary shares of the Company. Approximately 37.8 percent and approximately 37.5 percent of the issued share capital of PCRD are held by Anglang and PCG(CI) respectively. The entire issued share capital of Anglang is held by PCG(CI). In turn, the entire issued share capital of PCG(CI) is held by PCIL and the entire issued share capital of PCIL is held by PCG. All the shares referred to herein relate to the same parcel of shares held by PCRD.

3. The shares referred to herein include the 103,709,434 shares held by PCG, the 7,590,049,517 shares held by PCRD and the 342,501,780 shares held by Mr. Shigeta. As PCG and Mr. Shigeta were parties to an agreement to which Section 9 of the SDI Ordinance applies, PCG is deemed to be interested in the 342,501,780 shares held by Mr. Shigeta.

SUBSTANTIAL SHAREHOLDERS (con't)

4. The shares referred to herein include 7,693,758,951 shares in which PCG is deemed to be interested. As Mr. Shigeta and PCG were parties to an agreement to which Section 9 of the SDI Ordinance applies, Mr. Shigeta is deemed to be interested in the 7,693,758,951 shares in which PCG is deemed to be interested.

5. Li Tzar Kai, Richard holds the entire issued share capital of PCG. PCG holds the entire issued share capital of PCIL. PCIL holds the entire issued share capital of PCG(CI). PCG(CI) holds the entire issued share capital of Anglang. Anglang and PCG(CI) hold 1,169,067,180 ordinary shares and 1,160,991,050 ordinary shares of PCRD respectively (an aggregate of 2,330,058,230 ordinary shares of PCRD), which constitute approximately 37.8 percent and approximately 37.5 percent of the entire issued share capital of PCRD respectively. PCRD holds 7,590,049,517 shares, including 455,000 shares held in the form of 45,500 ADRs, each ADR representing 10 ordinary shares, which constitute approximately 33.4 percent of the entire issued share capital of the Company. PCG is interested in 446,211,214 shares (through itself and Mr. Shigeta), which constitute approximately 2 percent of the entire issued share capital of the Company. Li Tzar Kai, Richard also holds the entire issued share capital of Chiltonlink Limited which holds the entire issued share capital of PCD. PCD holds 787,361,123 shares, which constitute approximately 3.5 percent of the entire issued share capital of the Company. Accordingly, Li Tzar Kai, Richard is deemed to be interested in an aggregate of 8,823,621,854 shares (held by PCRD, PCG (through itself and Mr. Shigeta) and PCD) of the Company.

Save as disclosed above, the Company has not been notified of any other interests representing 10 percent or more of the issued share capital of the Company as at December 31, 2001.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

a. During the year, Li Tzar Kai, Richard had an interest, through his associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) including PCRD, Pacific Century Matrix Limited ("PC Matrix") and Pacific Century Group Japan Co., Ltd. ("PCGJ"), in certain transactions which constituted "connected transactions" of the Company under the Listing Rules. Particulars of these transactions are set out in the section headed "CONNECTED TRANSACTIONS" in this report.

b. Dr. Fung Kwok King, Victor, through a family trust, has an interest of 10 percent in ITVentures Limited ("ITVentures"). In 1999, a subsidiary of ITVentures, Digital Creation Company Limited ("DC") entered into an agreement with PCCW IMS Limited ("IMS") (an indirect wholly-owned subsidiary of the Company) to form a joint venture company, PCCW Schoolteam (Asia) Limited ("Schoolteam"), of which DC had an interest of 49 percent, for the marketing and sale of "Schoolteam Software" and IMS also offered a revolving credit line of HK$30 million to Schoolteam.

   On December 31, 2001, ITVentures and IMS entered into a sale and purchase agreement dated December 31, 2001 pursuant to which IMS disposed of its remaining 51 percent interest in Schoolteam and assigned a shareholder's loan of HK$30 million in Schoolteam to ITVentures in exchange for certain shares in Magically, Inc. ("Magically") owned by ITVentures and DC. Accordingly, Schoolteam is no longer a subsidiary of the Company.

   As a result of the above transaction, ITVentures, on its own and/or through DC, effectively holds a total of 15.2 percent interest in Magically in which IMS and Cyber Connections Limited (an indirect wholly-owned subsidiary of the Company) also holds a 28 percent interest.

Other than as disclosed above, no contract of significance to which the Company, its subsidiaries, its holding companies or any of its fellow subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The interests of the directors of the Company in competing business as at December 31, 2001 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of director	Name of investee companies	Nature of business	Nature of interest
Li Tzar Kai, Richard *(Note 1)*	HWL and its subsidiaries ("Hutchison Group")	Property business and satellite transmission in Asia	Certain personal and deemed interests in HWL
Chung Cho Yee, Mico	iLink *(Note 2)*	Internet connectivity, server hosting and co-location services, other value-added services and sales of equipment and software	Director

Notes:

1. Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until August 16, 2000, the day before the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) became effective. Certain businesses of the Hutchison Group compete with certain aspects of the business of the Group. Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL and he is also one of several discretionary beneficiaries under certain discretionary trusts which are interested in certain shares of HWL. In view of his small personal shareholding and being a discretionary beneficiary of such trusts, Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Group.

2. As at December 31, 2001, 47.9 percent of the issued share capital of iLink was held by an indirect wholly-owned subsidiary of the Company. Details of potential competition between the Group and iLink are disclosed at pages 113 to 119 of the prospectus dated February 28, 2001 of iLink regarding its listing on The Growth Enterprise Market of the Stock Exchange by way of placing.

In addition, the Group held minority equity interests in a number of Internet-related companies in which the Group was entitled to appoint, and appointed, one or more directors to the boards of these companies during the year. Some or all of these companies may compete, directly or indirectly, with certain aspects of the Group's business. Details of these companies are provided in notes 17 and 18 to the consolidated financial statements.

Other than as disclosed above, none of the directors is interested in any business apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

CHARITABLE DONATIONS

During the year, the Group made charitable donations and other donations totaling approximately HK$0.6 million (2000: HK$8 million).

POST BALANCE SHEET EVENTS

Details of significant post balance sheet events are set out in note 33 to the consolidated financial statements.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Details of the purchase, sale or redemption of the Company's listed securities during the year are set out in note 23 to the consolidated financial statements.

APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY

Chapter 14 of the Listing Rules requires listed companies to disclose details of certain categories of transactions, to send a circular to shareholders and to publish an announcement in the newspapers giving information about certain categories of transactions and, in the case of certain material transactions or certain transactions with connected persons (as defined in the Listing Rules), to obtain shareholders' prior approval. Certain categories of transactions are not subject to any disclosure or approval requirements at all.

The Company has negative net tangible assets as a result of the requirement under the relevant accounting standards to write-off to reserves HK$172,014 million goodwill arising from the acquisition of subsidiaries, including the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) ("HKT") in August 2000. The negative net tangible asset value of the Company does not arise as a result of operational losses.

As a result of the negative net tangible asset value of the Company as described above, the Company may have difficulties in complying fully with those provisions of the Listing Rules which require comparisons to be made with its net tangible assets or net assets. Accordingly, the Company during 2000 and 2001 applied for and was granted waivers by the Stock Exchange from the application of certain provisions of the Listing Rules as described below.

APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY (con't)

Limited Waiver

Upon the application of the Company following the acquisition of HKT in August 2000, on October 19, 2000 the Stock Exchange granted a limited waiver (the "Limited Waiver") with respect to the application of the "assets test" (as defined in Rule 14.09(1) of the Listing Rules) and the "consideration test" (as defined in Rule 14.09(3) of the Listing Rules).

Details of the Limited Waiver were set out in the Company's announcements dated March 29, 2001 and March 31, 2001 and in the Company's Annual Report for the year ended December 31, 2000 and Interim Report for the period ended June 30, 2001.

The Limited Waiver was granted by the Stock Exchange on condition that it was subject to review by the Stock Exchange at the time the Company announced its audited results for the year ended December 31, 2000. The Limited Waiver ceased to apply from March 28, 2001 when the Company announced its audited results for the year ended December 31, 2000.

De-minimis Concession and Modified Calculation Concession for Purposes of Certain Notifiable Transactions

On June 1, 2001 the Stock Exchange approved the Company's application for the right to apply (A) the De-minimis Concession (as described in the Stock Exchange's announcement dated May 3, 2001 (the "May 3 Announcement")) and (B) the Modified Calculation Concession (as described in the May 3 Announcement) for purposes of determining the "assets test" and the "consideration test" (the "Relevant Tests") under Rules 14.06, 14.09, 14.12 and 14.20 of the Listing Rules.

Details of the application of the De-minimis Concession and Modified Calculation Concession were set out in the Company's announcement dated June 1, 2001. Following publication of the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2001 in the Interim Report for the six months ended June 30, 2001 ("Unaudited Balance Sheet as at June 30, 2001"), the applicable thresholds for the purpose of the Relevant Tests were modified as described below and the details were set out in the Company's announcement dated September 25, 2001:

De-minimis Concession

The De-minimis Concession is such that each transaction carried out in the ordinary course of business of the Group, which is entered into on normal commercial terms, and where the consideration or value of the transaction does not exceed HK$1,000,000, would be considered as de-minimis. The Relevant Tests will not apply.

Modified Calculation Concession

Based on the Company's Unaudited Balance Sheet as at June 30, 2001, the monetary thresholds against which the "gross assets less intangibles and current liabilities of the asset to be acquired or realised" for the "assets test" and the "consideration for the asset to be acquired or realised" for the "consideration test" are to be determined for the purposes of the Modified Calculation Concession to ascertain the type of notifiable transaction for the purposes of Chapter 14 of the Listing Rules are as follows:

A. ratio of 5 percent or above but below 15 percent (approximately HK$2,118 million or above but below approximately HK$6,354 million) – the requirements for discloseable transactions apply;

B. ratio of 15 percent or above but below 25 percent (approximately HK$6,354 million or above but below approximately HK$10,591 million) – the requirements for major transactions apply;

C. ratio of 25 percent or above (approximately HK$10,591 million or above) – the requirements for very substantial acquisitions apply; and

APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY (con't)

Modified Calculation Concession (con't)

D. for acquisition of assets (including securities but excluding cash) by the Company or any of its subsidiaries for consideration that includes securities for which listing will be sought, the requirements for share transactions apply if the ratio is less than 5 percent (HK$2,118 million).

For the avoidance of doubt, the "profits test" and "equity test" remain applicable to the Company.

Modified Assets Test for Purposes of the Connected Transactions Rules

On August 30, 2001 the Stock Exchange approved the Company's application for the right to apply the "modified assets test" (as described in the Stock Exchange's announcement dated August 24, 2001 (the "August 24 Announcement")) for purposes of Rules 14.24(5) and 14.25(1) and for purposes of certain provisions of Appendices 7A and 16, and Practice Notes 13, 15 and 19, of the Listing Rules.

Details of the application of the "modified assets test" were set out in the Company's announcement dated August 31, 2001. Following publication of the Company's Unaudited Balance Sheet as at June 30, 2001, the applicable thresholds for purposes of the "modified assets test" were modified as described below and the details were set out in the Company's announcement dated September 25, 2001:

Application of the "Modified Assets Test" under the Modified Calculation Concession

The Stock Exchange approved the Company's application for the right to apply the "modified assets test" under the Modified Calculation Concession with respect to the following items set forth in the August 24 Announcement:

1. Modified Assets Test Only while Maintaining the Percentage Ratios Prescribed under the Relevant Rules
   In relation to references to net tangible assets, or net assets, as applicable, in the following Rules, the basis set out in the modified assets test under the Modified Calculation Concession has been adopted as the basis for comparison to determine the relevant disclosure requirements under those rules:

   - Paragraph 17(2) of Appendix 7A;
   - Paragraph 5.1 of Practice Note 13;
   - Paragraph 3(e)(ii) of Practice Note 15;
   - Paragraph 36 of Appendix 16; and
   - Paragraph 1.3 of Practice Note 19.

   Since the numerator and denominator are using the same modified basis, there has been no need to change the current percentage ratios prescribed under these rules.

2. Modified Assets Test and Different Percentage Ratios
   For the following Rules, in relation to references to net tangible assets, or net assets, as applicable, the basis set out in the modified assets test under the Modified Calculation Concession has been adopted as the basis for comparison to determine the relevant disclosure or shareholders' approval requirements. In addition, percentage ratio thresholds prescribed under those rules have been amended as a result of the change in basis:

   - Paragraph 15.2 of Appendix 16 – ratio of 1 percent;
   - Paragraph 23 of Appendix 16 – ratio of 5 percent;
   - Paragraph 3.2.1 of Practice Note 19 – ratio of 8 percent;
   - Paragraph 3.2.2 of Practice Note 19 – ratio of 3 percent; and
   - Paragraph 3.3 of Practice Note 19 – ratio of 8 percent.

APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY (con't)

Application of the "Modified Assets Test" under the Modified Calculation Concession (con't)

3. Connected Transactions

In relation to references to net tangible assets set out under Rules 14.24 and 14.25 for connected transactions, the basis set out in the modified assets test under the Modified Calculation Concession has been adopted. In addition, the percentage ratio thresholds to determine disclosure and shareholders' approval requirements have been amended as follows:

- in Rule 14.24(5) the applicable threshold is the higher of either:

i. HK$1,000,000, or

ii. 0.01 percent of the modified assets basis.

Based on the Company's Unaudited Balance Sheet as at June 30, 2001, the relevant threshold in sub-item (ii) above is equal to HK$4.24 million.

- in Rule 14.25(1) the applicable threshold is the higher of either:

i. HK$10,000,000, or

ii. 1 percent of the modified assets basis.

Based on the Company's Unaudited Balance Sheet as at June 30, 2001, the relevant threshold in sub-item (ii) above is equal to HK$424 million.

Application of the Modified Calculation Concession to Rule 14.25(2)(b)(i) and the modification of the relevant percentage ratio threshold

On December 14, 2001 the Stock Exchange approved the Company's application for the right to apply the Modified Calculation Concession to Rule 14.25(2)(b)(i) of the Listing Rules. In relation to references to net tangible assets in Rule 14.25(2)(b)(i), the basis set out in the "modified assets test" under the Modified Calculation Concession has been adopted as the basis for comparison to determine the relevant disclosure requirements under that Rule. In addition, the percentage ratio threshold prescribed under this rule has been amended from 15 percent of the book value of the net tangible assets to 5 percent of the "modified assets" (as described in the Stock Exchange's announcement dated October 9, 2001). Based on the Company's Unaudited Balance Sheet as at June 30, 2001, the relevant threshold of 5 percent of the modified assets is equal to approximately HK$2,118 million. Details of the application were set out in the Company's announcement dated December 18, 2001.

Period for which the Modified Assets Test will Apply

The Stock Exchange's approvals for the use of the modified assets test described above remain in effect until the publication or the due date of publication of this annual report, whichever is earlier. Accordingly, the Company has applied to the Stock Exchange for the right to apply the "De-minimis Concession", the "Modified Calculation Concession" and the "modified assets test" based on the Company's results for the year ended December 31, 2001.

CONNECTED TRANSACTIONS

The Company continued to comply with all the relevant requirements for connected transactions under Chapter 14 of the Listing Rules except to the extent modified by the concessions granted by the Stock Exchange to the Company on August 30, 2001 and December 14, 2001 in respect of the right to apply "modified assets tests" for the purposes of Rules 14.24 and 14.25.

During the year, members of the Group entered into certain transactions which were "connected transactions" as defined by the Listing Rules. Details of such transactions are as follows:

Connected Transactions entered into during the year

1. On November 19, 2001, PCCW Communications (Japan) K.K. ("PCCW Communications"), an indirect wholly-owned subsidiary of the Company, entered into a five year lease agreement with PCGJ regarding the lease of certain office space in Pacific Century Place Marunouchi, Tokyo, Japan (the "Building") owned by PCGJ at a monthly rent of Yen 7.4 million (approximately HK$0.5 million) plus other monthly management expenses and a sub-lease agreement regarding the sub-lease of office space in the Building to PCGJ at a monthly rent of Yen 3.1 million (approximately HK$0.2 million) plus other monthly management expenses and renovation costs. The sub-lease agreement has a term of approximately four years and ten months. In addition, PCCW Communications entered into a five year lease agreement with The Pacific Century Place Marunouchi Owners Union ("PCPMOU") regarding the lease of space for display of the Company's logo outside the Building at a monthly rent of Yen 0.95 million (approximately HK$0.6 million).

   Li Tzar Kai, Richard, the Chairman and Chief Executive and controlling shareholder of the Company, indirectly held a 55 percent interest in the issued share capital of PCGJ and PCGJ is able to exercise 94 percent of the voting rights of PCPMOU. As PCGJ and PCPMOU are both associates of Li Tzar Kai, Richard, they are therefore connected persons of the Company. Accordingly, the lease and sub-lease agreements constituted connected transactions for the Company.

2. On December 21, 2001, FIC Network Service, Inc. ("FIC Network"), a 86.51 percent indirect subsidiary of the Company, entered into an asset transfer agreement for the sale of certain network infrastructure assets owned by FIC Network to Taiwan Telecommunication Network Services Co., Ltd. ("TTN"), a 56.56 percent indirect subsidiary of the Company, for a consideration of approximately NT$21.8 million (approximately HK$4.98 million) to be satisfied by TTN taking up all the outstanding rights, obligations and liabilities of FIC Network under certain lease agreements between FIC Network as lessee and independent third parties as lessors of certain assets.

   FIC Network and TTN are both non wholly-owned subsidiaries of the Company and the asset transfer agreement constituted a connected transaction for the Company.

3. As disclosed in the Company's annual report for the year ended December 31, 2000 and the Company's announcement dated September 7, 2001, PC Matrix distributes the Company's English-language NOW service via satellite for Pacific Convergence Corporation, Ltd. ("PCC") and certain members of the PCC Group (as defined below). During the year ended December 31, 2001, PC Matrix continued to provide this service and the PCC Group paid to PC Matrix service charges of approximately US$2.8 million (approximately HK$22 million). This arrangement continues to be on normal commercial terms and within the ordinary course of business of the PCC Group and PC Matrix.

   Li Tzar Kai, Richard, the Chairman and Chief Executive and controlling shareholder of the Company, holds an indirect 70 percent interest in PC Martrix.

   PCC is a wholly-owned subsidiary of PCC Holdings Ltd. (together with its subsidiaries referred to as the "PCC Group") which was, as at December 31, 2001 and the date of this report, 84.98 percent held by the Company and 15.02 percent held by Intel Pacific, Inc.

   As PC Matrix is an associate of Li Tzar Kai, Richard, it is a connected person of the Company. Accordingly, the above arrangement constituted a connected transaction for the Company.

CONNECTED TRANSACTIONS (con't)

Connected Transactions entered into during the year (con't)

4. The Company and its wholly-owned subsidiaries, PCCW Services Limited ("PCCW Services") and HKT, made advances from time to time to the PCC Group companies for financing their operations. During the year ended December 31, 2001, a total amount of approximately HK$737 million was provided to the PCC Group companies by the Company, PCCW Services and HKT. The loan financing is unsecured, bears interest at prime interest rate and is repayable on demand. As at December 31, 2001, a total amount of approximately HK$2,791 million was outstanding under this facility.

5. As disclosed in the Company's annual report for the year ended December 31, 2000 and the Company's announcement dated September 7, 2001, PCC made available to Data Access (India) Limited ("Data Access") two loan facilities of US$5 million (approximately HK$39 million) each on May 24, 2000 and July 24, 2000 ("PCC Facilities"). On November 22, 2001, Data Access entered into a loan agreement with The HSBC Offshore Banking Unit Mauritius for a US$10 million (approximately HK$78 million) loan facility (the "Term Loan Facility") which were to refinance the PCC Facilities. The Term Loan Facility bears interest at 6-month LIBOR plus 0.90 percent and is repayable on a business date falling 3 years after the date of drawdown. On January 15, 2002, an amendment agreement was entered into between PCC and Data Access for the partial release of assets that were charged to PCC in relation to the PCC Facilities.

   Data Access is an Indian company which at the date of the amendment agreement was 49 percent owned by the PCC Group and 51 percent by Pacific Netinvest Limited ("PNI"). PNI is an Indian company which at the date of the amendment agreement was 49 percent owned by the PCC Group and 51 percent by SPA Enterprises Limited ("SPA"), which is controlled by Siddhartha Ray. Siddhartha Ray is also the managing director of Data Access. Under the Listing Rules, Data Access and SPA are connected persons of the Company because Siddhartha Ray is the majority shareholder of SPA which was at the relevant time the majority shareholder of Data Access, making SPA and Data Access associates of Siddhartha Ray, thus making Data Access and SPA connected persons of the Company.

6. During the year ended December 31, 2001 and up to the date of this report, Pacific Convergence (Mauritius) Limited ("PCM"), a wholly-owned subsidiary of the PCC Group, and SPA provided their pro-rata share of additional funding to PNI by way of subscription for further shares to fund PNI's share of funding commitment for Data Access. As at the date of this report, PCM has subscribed for 40,916,767 shares at a subscription price of Rs. 10 (approximately HK$1.62) each in PNI. Following such further funding to PNI, PCM and PNI in turn subscribed for 71,419,390 shares and 74,334,468 shares of Data Access at a subscription price of Rs.10 (approximately HK$1.62) each respectively to meet the funding requirements of Data Access.

7. The proposed acquisition of a further 1,074,999 shares representing 5 percent of the outstanding issued capital of Pacific Convergence Corporation (India) Private Limited ("PCCI") and the remaining one share of PCCI by PCM and Internet Convergence Limited, a wholly-owned subsidiary of the PCC Group, respectively from SPA, at a price of Rs. 10 (approximately HK$1.62) per share as disclosed in the Company's announcement dated September 7, 2001 was not proceeded with during the year ended December 31, 2001.

   PCM, as at the date of this report, holding 20,425,000 shares representing 95 percent of the outstanding issued capital of PCCI, will increase its shareholding to 99.99 percent of the outstanding issued capital of PCCI after the completion of the above acquisition.

8. The proposed commercial agreement to be entered into between PCCI and Data Access regarding the provision of billing, customer relationship management and other services by PCCI to Data Access as disclosed in the Company's announcement dated September 7, 2001 has not been signed as at the date of this report.

CONNECTED TRANSACTIONS (con't)

Connected Transactions entered into during the year (con't)

9. During the year ended December 31, 2001, the Company's publicly listed Japanese subsidiary, PCCW Japan, made advances from time to time to CS Now Corporation ("CS NOW"), a non wholly-owned subsidiary of PCCW Japan and discharged certain payments on behalf of CS NOW to independent third parties. During the year, a total amount of Yen 120 million (approximately HK$7.1 million) was provided by PCCW Japan to CS NOW. The loan financing is unsecured, bears an interest rate of Japanese prime plus 50 basis points and is repayable at the end of 2002. The amounts referred to above remained outstanding as at December 31, 2001. CS NOW is 80 percent held by PCCW Japan and is the holder of a license to provide certain digital satellite broadcasting services in Japan.

10. During the year ended December 31, 2001, PCCW Japan provided funding from time to time to B-Factory Inc. ("B-Factory"), a non wholly-owned subsidiary of PCCW Japan, for B-Factory's operations. On April 26, 2001, PCCW Japan provided funding to B-Factory through the subscription of new common shares in B-Factory for a consideration of Yen 58.8 million (approximately HK$3.5 million). In addition, PCCW Japan further subscribed for warrant bonds issued by B-Factory in the amount of Yen 70.6 million (approximately HK$4.2 million) and Yen 26.6 million (approximately HK$1.6 million) on April 26, 2001 and October 23, 2001, respectively. The bonds bear interest at 0.4 percent per annum. On November 29, 2001, PCCW Japan also made a loan to B-Factory of Yen 30 million (approximately HK$1.8 million), which is unsecured and bears interest at the rate of 1.375 percent per annum and is repayable twelve months from that date. As at December 31, 2001, apart from the share subscription referred to above, only the Yen 30 million loan remained outstanding. B-Factory is 53 percent held by PCCW Japan and develops content and software for mobile applications.

11. During the year ended December 31, 2001, PCCW Services provided certain office, staff, administrative and support services to PC Matrix. The services were provided on normal commercial terms and were within the ordinary course of business of PCCW Services and PC Matrix. For the year ended December 31, 2001, the total charges for such services amounted to approximately HK$28.1 million in respect of which PC Matrix had paid HK$12.3 million as at December 31, 2001.

12. During the year ended December 31, 2001, the Group paid to Pacific Century Insurance Company Limited ("PCI") insurance premiums amounting to approximately HK$10.9 million in respect of group life and medical insurance (including clinical and hospitalisation) coverage for employees of the Group.

    PCI is a wholly-owned subsidiary of PCIHL, of which PCRD held 44.8 percent as at December 31, 2001. PCRD is a substantial shareholder of the Company.

    PCI is continuing to provide group life and medical insurance to the Group. The policies are on normal commercial terms and within the ordinary course of business of PCI and the Group. The Group has as of March 2002 paid to PCI insurance premiums in respect of the current financial year amounting to approximately HK$5.3 million.

Prior Connected Transactions Subject to Continuing Disclosure Obligations

1. In July 1999, Intel Corporation, the holding company of Intel Pacific, Inc., entered into a non-exclusive Technology Agreement with PCC which provides for the supply by Intel Corporation of comprehensive set-top and server-based solutions (the "Services") that will help deliver the combined content broadcast and Internet services generated by PCC. The contract sum for the Technology Agreement is US$11.1 million (approximately HK$87 million). During the year ended December 31, 2001, Intel Corporation did not provide the Services to PCC and PCC did not pay any amount to Intel Corporation under the Technology Agreement.

    Details of this arrangement have been previously disclosed by the Company in a shareholders' circular dated August 21, 1999 and were approved by the shareholders of the Company at an extraordinary general meeting held on September 7, 1999.

2. PCRD, a substantial shareholder of the Company, has provided a rental guarantee on each of Towers A and B and the 6-storey commercial podium of Pacific Century Place, Beijing, the PRC. The two-year rental guarantee on Tower A of not less than US$7,527,367 (approximately HK$59 million) per annum commenced in August 1999 and the two-year rental guarantee on Tower B of not less than US$3,573,549 (approximately HK$28 million) per annum commenced in June 2000.

CONNECTED TRANSACTIONS (con't)

Prior Connected Transactions Subject to Continuing Disclosure Obligations (con't)

Details of this guarantee have been previously disclosed by the Company in a shareholders' circular dated July 7, 1999 and were approved by the shareholders of the Company at an extraordinary general meeting held on July 29, 1999.

The independent non-executive directors of the Company have reviewed the rental guarantee and confirmed that such rental guarantee has been provided to the Company as stated in the Acquisition Agreement as amended by the Acquisition Supplemental Agreement (each as defined in the shareholders' circular dated July 7, 1999).

3. On April 25, 2000, the Company provided a guarantee (the "Corporate Guarantee") as security for certain banking facilities to PCC for an amount up to US$477,000 (approximately HK$3.7 million) from The Hongkong and Shanghai Banking Corporation Limited ("HSBC"). PCC, in turn, provided a guarantee to HSBC in consideration of HSBC providing a Counter Indemnity to support a bank guarantee for US$477,000 (approximately HK$3.7 million) given by Canara Bank on behalf of Data Access in favor of the President of India acting through the Telegraph Authority of India in respect of the application by Data Access for an Internet Service License in India. This arrangement remained in place during the year ended December 31, 2001 and continues as at the date of this report.

   The proposed re-arrangement of the Corporate Guarantee as disclosed in the Company's announcement dated September 7, 2001 was not proceeded with during the year ended December 31, 2001 and up to the date of this report.

4. On May 10, 2000, PCCI which is 95 percent owned by the PCC Group and 5 percent owned by SPA, made a loan of Rs. 90 million (approximately HK$16 million) to Data Access. The loan is repayable on demand with a five-day notice and bears interest at the rate of 12 percent per annum. As at December 31, 2001, the amount outstanding under such loan was Rs. 90 million (approximately HK$15 million). Interest payable by Data Access to PCCI for the loan during the year ended December 31, 2001 amounted to approximately Rs. 11,824,252 (approximately HK$2 million).

CODE OF BEST PRACTICE

Throughout the year, the Company complied fully with the Code of Best Practice as set out in Appendix 14 to the Listing Rules save that the non-executive directors are not appointed for a specific term of office.

AUDITORS

The financial statements for the year have been audited by Arthur Andersen & Co.

On behalf of the Board

Fiona Nott
Company Secretary
Hong Kong,
March 20, 2002

Auditors' Report

TO THE SHAREHOLDERS OF PACIFIC CENTURY CYBERWORKS LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying financial statements of Pacific Century CyberWorks Limited (the "Company") and its subsidiaries (the "Group") as at December 31, 2001 on pages 80 to 136 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Companies Ordinance requires the directors to prepare financial statements, which give a true and fair view. In preparing financial statements, which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong, March 20, 2002

Consolidated Income Statement

For the year ended December 31, 2001
(Amounts expressed in millions of Hong Kong dollars except for earnings/(loss) per share)

	Note	2001 HK$ million	2000 HK$ million (Restated) (Note 34)
Turnover	4	**21,959**	7,291
Operating profit before net gains/(losses) on investments and provisions for impairment losses	5	**4,774**	520
Gains/(Losses) on investments, net		**767**	(4,887)
Provisions for impairment losses		**(91)**	(122,702)
Profit/(Loss) from operations	4	**5,450**	(127,069)
Finance costs, net	7	**(3,056)**	(2,356)
Share of results of jointly controlled companies		**523**	(100)
Share of results of associates		**158**	(63)
Share of results of unconsolidated subsidiaries		**152**	790
Profit/(Loss) before taxation	6	**3,227**	(128,798)
Taxation	9	**(1,433)**	(522)
Profit/(Loss) after taxation		**1,794**	(129,320)
Minority interests		**98**	23
Profit/(Loss) for the year attributable to shareholders	4	**1,892**	(129,297)
Basic earnings/(loss) per share	11	**8.46 cents**	(889.97) cents
Diluted earnings per share	11	**8.20 cents**	N/A

Consolidated Statement of Recognized Gains and Losses

For the year ended December 31, 2001
(Amounts expressed in millions of Hong Kong dollars)

	2001 HK$ million	2000 HK$ million (Restated) (Note 34)
(Deficit)/Surplus on revaluation of investment properties	**(301)**	219
Exchange differences on translation of the financial statements of foreign entities	**(159)**	(63)
Net (losses)/gains not recognized in the consolidated income statement	**(460)**	156
Profit/(Loss) for the year attributable to shareholders	**1,892**	(129,297)
Total recognized gains and losses	**1,432**	(129,141)
Realization of goodwill on contribution of assets to a jointly controlled company	**6,382**	–
Realization of goodwill on disposal of a subsidiary	**33**	48
Adjustment to goodwill arising from acquisition of an associate	**(39)**	–
Goodwill arising from acquisitions of subsidiaries eliminated directly against reserves	**–**	(172,014)
Goodwill arising from acquisitions of jointly controlled companies eliminated directly against reserves	**–**	(167)
Goodwill arising from acquisitions of associates eliminated directly against reserves	**–**	(376)
Realization of capital reserve on disposal of subsidiaries	**–**	(9)
	7,808	(301,659)
Effect of the adoption of new accounting standards (note 34(a))	**–**	122,390
	7,808	(179,269)

Consolidated Balance Sheet

As at December 31, 2001
(Amounts expressed in millions of Hong Kong dollars)

	Note	2001 HK$ million	2000 HK$ million (Restated) (Note 34)
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	12	**24,599**	22,505
Properties held for/under development	13	**2,047**	2,227
Goodwill	14	**1,318**	–
Intangible assets	15	**1,427**	1,507
Investment in jointly controlled companies	17	**3,273**	191
Investment in associates	18	**3,643**	909
Investment in unconsolidated subsidiaries	19	**–**	6,329
Investments	20	**1,692**	2,408
Net lease payments receivable	28	**475**	469
Other non-current assets		**336**	161
		38,810	36,706
Current assets			
Properties held for sale	21(a)	**–**	525
Properties under development for sale	13	**–**	169
Prepayments, deposits and other current assets	32	**3,055**	2,206
Inventories	21(b)	**372**	474
Gross amounts due from customers for contract work	21(d)	**–**	53
Amounts due from related companies	3(c)	**268**	235
Investment in unconsolidated subsidiaries	19	**–**	13,104
Other investments	20	**630**	307
Accounts receivable	21(c)	**1,943**	1,719
Cash and cash equivalents	27(d)	**7,443**	13,705
		13,711	32,497
Current liabilities			
Short-term borrowings	21(e)	**(278)**	(64,935)
Accounts payable	21(f)	**(691)**	(442)
Accruals, other payables and deferred income	29(a)	**(5,548)**	(4,339)
Provisions	21(g)	**(1,374)**	(231)
Amounts due to minority shareholders of subsidiaries		**–**	(5)
Amounts due to related companies	3(c)	**(499)**	(49)
Gross amounts due to customers for contract work	21(d)	**(48)**	–
Advances from customers		**(1,487)**	(1,535)
Taxation		**(1,041)**	(1,122)
		(10,966)	(72,658)
Net current assets/(liabilities)		**2,745**	(40,161)
Total assets less current liabilities		**41,555**	(3,455)

	Note	2001 HK$ million	2000 HK$ million (Restated) (Note 34)
Non-current liabilities			
Long-term liabilities	22	(47,875)	(9,587)
Amounts due to minority shareholders of subsidiaries		(6)	(6)
Deferred taxation	26	(696)	(738)
Deferred income	29(a)	(7)	(258)
Other long-term liabilities		(68)	(89)
		(48,652)	(10,678)
Net liabilities		(7,097)	(14,133)
REPRESENTING:			
Share capital	23	1,135	1,094
Deficit	25	(8,776)	(15,950)
Shareholders' deficit		(7,641)	(14,856)
Minority interests		544	723
		(7,097)	(14,133)

Approved by the Board of Directors on March 20, 2002 and signed on behalf of the Board by

Yuen Tin Fan, Francis
Director

David Norman Prince
Director

Balance Sheet

As at December 31, 2001
(Amounts expressed in millions of Hong Kong dollars)

	Note	2001 HK$ million	2000 HK$ million (Restated) (Note 34)
ASSETS AND LIABILITIES			
Non-current assets			
Investment in subsidiaries	16	**45,280**	36,543
Investments		**-**	96
		45,280	36,639
Current assets			
Accounts receivable, prepayments, deposits and other current assets		**37**	60
Amounts due from intermediate holding company		**266**	230
Cash and cash equivalents		**3,134**	6,897
		3,437	7,187
Current liabilities			
Short-term borrowings	21(e)	**(10)**	(2,147)
Accruals, other payables and deferred income	29(a)	**(108)**	(182)
Provision	21(g)	**(1,004)**	–
		(1,122)	(2,329)
Net current assets		**2,315**	4,858
Total assets less current liabilities		**47,595**	41,497
Non-current liabilities			
Convertible bonds	22(b)	**(6,073)**	–
Deferred income	29(a)	**(9)**	(258)
		(6,082)	(258)
Net assets		**41,513**	41,239
REPRESENTING:			
Share capital	23	**1,135**	1,094
Reserves	25	**40,378**	40,145
Shareholders' funds		**41,513**	41,239

Approved by the Board of Directors on March 20, 2002 and signed on behalf of the Board by

Yuen Tin Fan, Francis
Director

David Norman Prince
Director

Consolidated Cash Flow Statement

For the year ended December 31, 2001
(Amounts expressed in millions of Hong Kong dollars)

	Note	2001 HK$ million	2000 HK$ million
NET CASH INFLOW FROM OPERATING ACTIVITIES	27(a)	**6,714**	2,838
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		**(2,614)**	(2,216)
Interest received		**549**	1,070
Finance charges paid		**-**	(1,159)
Dividends received		**8**	12,005
Dividends paid to minority shareholders		**-**	(44)
NET CASH (OUTFLOW)/INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(2,057)**	9,656
TAXATION			
Hong Kong profits tax paid		**(1,296)**	(3)
Overseas tax paid		**(28)**	(3)
TAX PAID		**(1,324)**	(6)
INVESTING ACTIVITIES			
Proceeds from disposal of fixed assets and other investments		**203**	678
Proceeds from partial disposal of a jointly controlled company		**-**	19
Proceeds from the formation of Reach and the disposal of RWC		**21,696**	-
Purchase of fixed assets		**(2,415)**	(1,951)
Purchase of intangible assets		**-**	(100)
Decrease/(Increase) in other non-current assets		**15**	(19)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	27(b)	**(66)**	(85,311)
Disposals of subsidiaries (net of cash and cash equivalents disposed of)		**-**	41
Decrease in short-term bank deposits (non-cash equivalents portion)		**1**	593
Increase in properties held for/under development		**-**	(532)
Decrease in restricted cash		**-**	669
Purchase of investments, investments in jointly controlled companies and associates		**(365)**	(4,037)
Proceeds from disposal of investments, investments in jointly controlled companies and associates		**377**	-
Acquisition of additional interests in subsidiaries		**(398)**	-
Purchase of other investments		**(29)**	-
NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES		**19,019**	(89,950)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES		**22,352**	(77,462)

CONSOLIDATED CASH FLOW STATEMENT

	Note	2001 HK$ million	2000 HK$ million
FINANCING			
Proceeds from issuance of shares and exercise of options, net of issuing expenses		8	11,615
Proceeds from rights issue, net of issuing expenses		-	4,101
Proceeds from issuance of convertible bonds		5,850	8,580
Expenses on issuance of convertible bonds		-	(148)
New loans raised:			
– Drawdown of loan for acquisition of HKT ("Bridge Loan") *(note 1)*		-	93,583
– Term Loan, net of issuing expenses		36,241	–
– Notes, net of issuing expenses		9,636	9,317
Decrease in long-term liabilities		(47)	-
Repayment of Bridge Loan from			
– a portion of the net proceeds from rights issue		-	(2,051)
– net proceeds from issuance of convertible bonds		(5,850)	(8,432)
– internal resources and a portion of Term Loan		(32,160)	(23,397)
– proceeds from the formation of Reach and the disposal of RWC		(21,696)	-
Repayment of Term Loan		(14,114)	-
Repayment of other loans		(5,012)	(6,003)
Increase in contributions from minority shareholders of subsidiaries		50	136
Increase in restricted cash	32	(1,405)	-
NET CASH (OUTFLOW)/INFLOW FROM FINANCING		(28,499)	87,301
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(6,147)	9,839
Exchange realignment		(115)	(55)
CASH AND CASH EQUIVALENTS			
Beginning of year		13,705	3,921
End of year	27(d)	7,443	13,705

Notes to the Financial Statements

December 31, 2001
(Amount expressed in Hong Kong dollars unless otherwise stated)

1. **GROUP ORGANIZATION**

Pacific Century CyberWorks Limited (the "Company") was incorporated in Hong Kong and its securities have been listed on The Stock Exchange of Hong Kong Limited ("SEHK") since October 18, 1994. The principal activities of the Company and its subsidiaries (the "Group") are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in and development of systems integration and technology-related businesses; and investment in and development of infrastructure and properties in Hong Kong and elsewhere in mainland China.

a. **Acquisition of PCCW-HKT Limited (formerly Cable & Wireless HKT Limited)**

On August 1, 2000, the High Court of Hong Kong granted an order (the "Court Order") sanctioning the scheme of arrangement pursuant to section 166 of the Companies Ordinance to implement the acquisition of the entire issued share capital of PCCW-HKT Limited ("HKT") by Doncaster Group Limited, an indirect wholly-owned subsidiary of the Company. On August 17, 2000, a copy of the Court Order was filed with the Companies Registry in Hong Kong and HKT became an indirect wholly-owned subsidiary of the Company.

b. **Telstra Alliance**

In February 2001, the Group formed a strategic alliance with Telstra Corporation Limited ("Telstra") of Australia ("Telstra Alliance") which provided for, amongst others, (i) the merger of certain of the businesses and assets of certain subsidiaries of the Company and Telstra, including the Internet Protocol ("IP") Backbone business, to create a 50:50 joint venture to operate an IP Backbone business, named Reach Ltd. ("Reach"), for which the Group received cash from Reach of US$1,125 million (approximately HK$8,775 million), (ii) the purchase by Telstra of a 60 percent interest in a newly formed company, ("Regional Wireless Company" or "RWC"), for a cash consideration of US$1,680 million (approximately HK$13,100 million) that owns the Hong Kong wireless communications business contributed by the Company and (iii) the issuance of a convertible bond with a principal amount of US$750 million (approximately HK$5,850 million) to Telstra ("Telstra Bond").

c. **Syndicated Bank Loan**

During 2001, the Group successfully arranged a syndicated bank loan of US$4,700 million (approximately HK$36,660 million) (the "Term Loan") to repay the outstanding portion of the Bridge Loan drawn in 2000 to finance the cash consideration for the acquisition of HKT. The terms of the Term Loan include certain general and financial covenants with which management believes the Group has complied. As of the date of the approval of these financial statements, the Group has repaid US$2,263 million (approximately HK$17,651 million) from the cash generated from operations and funds raised through the issuance of bonds and convertible debt. Details of the Term Loan, the bonds and convertible debts are disclosed in notes 22 and 33.

d. **Acquisition of Telecommunications Technology Investments Limited ("TTIL")**

In March 2001, the Group completed the acquisition of 100 percent of TTIL, a leading satellite-based network communication solutions provider in Asia, together with a shareholder's loan of approximately HK$546 million for an aggregate consideration of approximately HK$803 million. The consideration was satisfied by the issue of 183,634,285 ordinary shares of the Company at a price of HK$4.375 per share (note 23).

1. **GROUP ORGANIZATION**

   e. **Ultimate holding company**

   The directors consider Pacific Century Group Holdings Limited ("PCG"), a company incorporated in the British Virgin Islands ("BVI"), to be the ultimate holding company.

2. **PRINCIPAL ACCOUNTING POLICIES**

   a. **Statement of compliance**

   The financial statements have been prepared in accordance with applicable Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong ("HK GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. In particular, these financial statements have adopted SSAP 28 "Provisions, Contingent Liabilities, and Contingent Assets", SSAP 29 "Intangible Assets", SSAP 30 "Business Combinations", SSAP 31 "Impairment of Assets" and Interpretation 13 "Goodwill – continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves" which became effective January 1, 2001. As a result of the required first time adoption of these accounting standards, the Group has followed the transitional arrangements and where appropriate retrospectively adjusted its financial results for the year ended December 31, 2000, as required under SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting polices". Details of these adjustments are disclosed in note 34. These financial statements also comply with the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

   A summary of the significant accounting policies adopted by the Group is set out below.

   b. **Basis of preparation of the financial statements**

   The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities as further explained in the accounting policies set out below.

   c. **Basis of consolidation**

   The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. All significant intra-group transactions and balances are eliminated on consolidation.

   Unless otherwise indicated, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from or up to their effective dates of acquisition or disposal, as appropriate.

   The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheet and income statement, respectively.

   d. **Turnover**

   Turnover represents (i) telecommunications and other service revenues, (ii) the amounts received and receivable in respect of goods sold, or sales of properties, (iii) amounts received and receivable from rental of investment properties, and (iv) revenues from construction contracts.

2. PRINCIPAL ACCOUNTING POLICIES

e. Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover and other revenue are recognized on the following bases:

i. Telecommunications and other services

Telecommunications services comprise the fixed line telecommunications network services and equipment businesses in Hong Kong.

Telecommunications service revenue based on usage of the Group's network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the respective periods.

Other service income is recognized when services are rendered to customers.

ii. Sales of goods

Sales of goods are recognized when the significant risks and rewards of ownership of the goods have been transferred to customers.

iii. Sales of properties

Income arising from sales of completed properties is recognized upon completion of the sale when title passes to the purchaser.

Income arising from the pre-sale of properties under development is recognized when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development.

iv. Rental income

Rental income from investment properties is recognized on a straight-line basis over the respective terms of the leases.

v. Contract revenue

Revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of estimated value of work done to date to total contract revenue.

vi. Interest income

Interest income from bank deposits and interest bearing notes is recognized on a time apportioned basis on the principal outstanding and at the rate applicable. Any discount or premium from the interest bearing notes is amortized over the life of the notes.

vii. Commission income

Commission income is recognized when entitlement to the income is ascertained.

viii. Dividend income

Dividend income is recognized when the right to receive payment is established.

f. Operating leases

Leases where substantially all the rewards and risks of ownership remain with the leasing company are accounted for as operating leases. Rental income and expenses under operating leases are accounted for in the income statement on a straight-line basis over the period of the relevant leases.

2. PRINCIPAL ACCOUNTING POLICIES

g. Fixed assets and depreciation

Fixed assets, excluding investment properties, are stated at cost less accumulated depreciation and impairment. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after a fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the fixed asset.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of fixed assets over their expected useful lives. The annual rates are as follows:

Land and buildings	Over the shorter of the lease term or the expected useful lives
Exchange equipment	5 to 15 years
Transmission plant	5 to 25 years
Other plant and equipment	2 to 16 years or term of lease

A write-down is made if the recoverable amount of fixed assets is below their carrying amount. The write-down is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case it is charged directly against any related revaluation reserve to the extent that the reduction does not exceed the amount held in the revaluation reserve in respect of the same item.

When fixed assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

h. Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential and for the long term.

Investment properties are included in the balance sheet at their open market value, on the basis of an annual valuation by professionally qualified executives of the Group and by independent valuers at intervals of not more than three years. Changes in the value of investment properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a reduction in the open market value on a portfolio basis, the excess is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realized in respect of previous valuations is released from the property revaluation reserve to the income statement as part of the gain or loss on disposal of the investment property.

No depreciation is provided on investment properties unless the unexpired lease term is 20 years or less, in which case depreciation is provided on their carrying value over the unexpired leases term.

2. PRINCIPAL ACCOUNTING POLICIES

i. Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

- fixed assets;
- investment in subsidiaries, associates and jointly controlled companies;
- intangible assets; and
- goodwill (whether taken initially to reserves or recognized as an asset).

If any such indication exists, the asset's recoverable amount is estimated. For intangible assets, that are not yet available for use, or are amortized over more than 20 years from the date when the asset is available for use or goodwill that is taken initially to reserves or amortized over 20 years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amount.

i. Calculation of recoverable amount
The recoverable amount of an asset is the greater of its net selling price and value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

ii. Reversals of impairment losses
In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

j. Properties held for development

Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less any provision for impairment in value. Costs include original land acquisition costs, costs of land use rights, and any direct development costs incurred attributable to such properties.

k. Properties under development

Properties under development represent interests in land and buildings under construction. Properties under development for long-term purposes are stated at cost less any provision for impairment in value. Properties under development for sale, pre-sales of which have not yet commenced, are carried at the lower of cost and net realizable value. Properties under development for sale which have been pre-sold are stated at cost plus attributable profits less sale deposits, instalments received and receivable and any foreseeable losses.

Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including interest prior to the completion of construction.

Properties under development for long-term purposes, on completion, are transferred to fixed assets or investment properties.

Properties under development for sale with occupancy permits expected to be granted within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

2. PRINCIPAL ACCOUNTING POLICIES

l. Trademarks

Trademarks are stated at acquisition cost and are amortized on a straight-line basis over their expected future economic lives of 20 years. Where appropriate, provision is made for any impairment in value.

m. Development costs

Development costs which represent costs directly attributable to the development of media content and related programming costs are deferred when (i) technical feasibility of the services can be demonstrated (ii) the services under development are expected to be launched and (iii) recoverability can be foreseen with reasonable assurance.

Development costs representing costs for the acquisition or production of movies, video and television programs and website content are deferred and amortized over the estimated period of use or estimated number of showings.

n. Goodwill

Goodwill arising on acquisition of subsidiaries, jointly controlled companies or associates represents, respectively, the excess of the purchase consideration over the Group's share of the estimated fair value ascribed to the separable assets and liabilities of the subsidiaries, jointly controlled companies or associates at the date of acquisition.

Goodwill is capitalized and amortized on a straight-line basis over its estimated useful life ranging from 10 to 20 years. The amortization charge for each period is recognized as an expense.

Goodwill arising from transactions completed prior to January 1, 2001 is written off directly against reserves and is reduced by impairment losses. Any impairment loss identified is recognized as an expense.

On disposal of an interest in a subsidiary, a jointly controlled company or an associate, the attributable amount of goodwill not previously amortized through the consolidated income statement or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

o. Subsidiaries

A subsidiary, is a company in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. A subsidiary is considered to be controlled if the Company has the power, directly or indirectly, to govern its financial and operating policies. Investments in subsidiaries are carried at cost in the Company's balance sheet less provision for impairment in value, on an individual entity basis. The results of subsidiaries are included in the income statement of the Company only to the extent of dividends declared.

p. Associates

An associate is a company over which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in its financial and operating policy decisions.

In the consolidated financial statements, investment in associates are accounted for using the equity method of accounting, whereby investments are initially recorded at cost and the carrying amounts are adjusted to recognize the Group's share of post-acquisition profits or losses of the associates, distributions received from associates and other necessary alterations in the Group's proportionate interest in the net assets of the associates arising from changes in the equity of associates that have not been included in the consolidated income statement.

In the Company's balance sheet, investment in associates is carried at cost less provision for impairment in value, on an individual entity basis. The results of associates are included in the income statement of the Company only to the extent of dividends declared.

2. PRINCIPAL ACCOUNTING POLICIES

q. Joint ventures and jointly controlled companies

A jointly controlled company or a joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control and over which none of the participating parties has unilateral control. The Group has made investments in joint ventures in the People's Republic of China (the "PRC") in respect of which the partners' profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments in jointly controlled companies or joint ventures are accounted for using the equity method in the Group's consolidated financial statements.

Investments made by means of joint venture structures where the Group controls the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

The Company's interests in joint ventures and jointly controlled companies are carried at cost in the Company's balance sheet less provisions for impairment in value, on an individual entity basis. The results of joint ventures and jointly controlled companies are included in the income statement of the Company only to the extent of dividends declared.

r. Unconsolidated subsidiaries

An unconsolidated subsidiary is a subsidiary that is excluded from consolidation when control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future. To the extent the investments in unconsolidated subsidiaries are intended to be temporary, they are accounted for using the cost method of accounting and are recorded as current assets on the consolidated balance sheet. In respect of investments in unconsolidated subsidiaries held for the long term, they are accounted for using the equity method of accounting.

s. Investments

Held-to-maturity securities

Held-to-maturity securities are investments, which the Group has the expressed intention and ability to hold to maturity. They are carried at amortized cost less any provision for impairment in value. The discount or premium is amortized over the period to maturity and included in the income statement.

The carrying amounts of held-to-maturity securities are reviewed at each balance sheet date to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when the carrying amounts are not expected to be recovered and are recognized as an expense in the income statement.

Investment securities

Investments, which include both debt and equity securities, intended to be held on a continuing basis, are classified as investment securities and are included in the balance sheet at cost less any provision for impairment in value.

The carrying amounts of investment securities are reviewed at each balance sheet date to assess whether fair values have declined below the carrying amounts. When such a decline has occurred, the carrying amount is reduced and the reduction is recognized as an expense in the income statement unless there is evidence that the decline is temporary.

Provisions against the carrying value of held-to-maturity securities and investment securities are reversed to the income statement when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Upon disposal of held-to-maturity securities and investment securities, any profit or loss thereon is accounted for in the income statement.

2. **PRINCIPAL ACCOUNTING POLICIES**

s. **Investments**

Other investments

Investments other than held-to-maturity securities and investment securities are classified as other investments and are carried at fair value in the balance sheet. Any unrealized holding gain or loss on other investments is recognized in the income statement in the period when it arises. Upon disposal of other investments, any profit or loss representing the difference between the carrying value of the investment and net sales proceeds is accounted for in the income statement.

The transfer of investments between categories is accounted for at fair value. For an investment transferred into the other investment category, the unrealized holding gain or loss at the date of transfer is recognized in the income statement immediately. Investments are transferred from the other investment category at fair value at the date of transfer. Previously recognized unrealized holding gains or losses on such securities are not reversed.

t. **Properties held for sale**

Properties held for sale are stated at the lower of cost and net realizable value. Cost includes development and construction expenditure incurred, interest incurred during the construction period and other direct costs attributable to such properties. Net realizable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

u. **Inventories**

Inventories consist of trading inventories, work in progress and consumable inventories.

Trading inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Work-in-progress is stated at cost, which comprises labor, materials and overheads where appropriate.

Consumable inventories, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost less provision for deterioration and obsolescence.

Cost is based on the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition.

v. **Construction contracts**

The accounting policy for contract revenue is set out in note 2(e)(v) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognized as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded at the net amount of costs incurred plus recognized profits less recognized losses and estimated value of work performed, and are presented in the balance sheet as "Gross amounts due from customers for contract work" (an asset) or "Gross amounts due to customers for contract work" (a liability), as applicable. Amounts billed, but not yet paid by customers, for work performed on a contract are included in the balance sheet under "Accounts receivable".

2. PRINCIPAL ACCOUNTING POLICIES

w. Cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the dates of advances.

x. Provisions

A provision is recognized when, and only when a company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

y. Borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are attributable to the acquisition, construction or production of an asset that necessarily involves a substantial period of time before the asset is ready for its intended use or sale, in which case the borrowing costs are capitalized as part of the cost of the asset.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, are recognized as expenses over the period of the borrowing.

z. Deferred taxation

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that it is probable that a liability or asset will crystallize.

aa. Retirement benefit costs

The Group operates both defined contribution plans (including the Mandatory Provident Funds ("MPF")) and defined benefit plans. Contributions related to defined contribution plans are expensed as incurred and are reduced, where appropriate, by contributions forfeited for those employees who leave the scheme before such contributions become vested. The regular retirement cost related to defined benefit plans is charged to the income statement over the service lives of the members of the defined benefit plans on the basis of constant percentages of pensionable pay. Variations from regular retirement costs arising from periodic actuarial valuations are allocated to the income statement over the expected remaining service lives of the members.

bb. Foreign currencies

Companies comprising the Group maintain their books and records in the primary currencies of their operations (the "respective functional currencies").

In the financial statements of individual companies, transactions in other currencies during the year are translated into the respective functional currencies at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at the applicable rates of exchange in effect at the balance sheet date. All exchange differences are dealt with in the income statement.

For the purpose of preparing consolidated financial statements, the financial statements of the individual companies with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars using the net investment method. Under this method, assets and liabilities of these individual companies are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date. Income and expenses are translated at the average exchange rates for the year. Share capital and other reserves are translated into Hong Kong dollars at historical rates. Exchange differences arising on translation are dealt with as movements in reserves.

2. PRINCIPAL ACCOUNTING POLICIES

cc. Off balance sheet financial instruments and derivatives

Gains and losses on revaluation and maturity of spot and forward contracts used for hedging purposes are recorded in the income statement and are offset against gains and losses arising from the foreign exchange transactions and revaluation of foreign currency denominated assets and liabilities which these contracts are hedging. Forward contracts undertaken for trading purposes are marked to market and the gain or loss arising is recognized in the income statement.

Interest rate swaps, forward rate agreements and interest rate options are used to manage exposure to interest rate fluctuations. The notional amounts are recorded off balance sheet. Interest flows are accounted for on an accrual basis. Interest income or expense arising therefrom is netted off against the related interest income or expense applicable to the on-balance sheet items, which these financial instruments are hedging.

The notional amounts of equity and currency options are not reflected in the balance sheet. Premiums received or paid on the respective written or purchased equity and currency options are amortized over the terms of these options (see note 29).

dd. Management estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ee. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, segment expenses and segment performance include transfers between segments. Such inter-segment pricing is based on similar terms as those available to unaffiliated customers for similar services. Those transfers are eliminated upon consolidation.

Segment capital expenditure represents the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets and liabilities, interest-bearing loans, borrowings and corporate and financing expenses.

3. **RELATED PARTY TRANSACTIONS**

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

a. During the year, the Group had the following significant transactions with related companies:

	2001 HK$ million	2000 HK$ million
Convertible bond interest payable to the ultimate holding company	**293**	23
Telecommunication service fees, rental charges and subcontracting charges from an associate and a jointly controlled company	**1,150**	–
Purchase of telecommunications services from an associate and a jointly controlled company	**1,826**	–

The above transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

b. Advances from customers include an amount of HK$150 million (2000: HK$157 million) which represents prepaid advertising fees received and receivable from investee companies for advertising space on the broadband Internet and television network operated by the Group.

c. Balances with related parties other than as specified in this note are unsecured, non-interest bearing and have no fixed repayment terms.

d. A wholly-owned subsidiary of the Company and Reach have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for providing domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of Reach, the Group is required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from Reach. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services to Reach under similar terms and conditions. Both agreements are subject to renegotiation when the agreements expire in 2006.

The Group has agreed in principle to enter into one year fixed price bulk purchase arrangements for international connectivity service from January 1, 2002, which will commit the Group to aggregate purchase levels. The Group's proposed commitments under these arrangements have regard to its future capacity needs and opportunities for growth as well as Reach's minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong will be acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services will be acquired in accordance with market prices. The amount to be acquired from Reach for 2002 is approximately HK$1,650 million and compares with a total spending of approximately HK$1,700 million in 2001.

4. **SEGMENT INFORMATION**
Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more consistent with the Group's internal financial reporting.

a. **Business segments**
The Group comprises the following main business segments:

Core Telecommunications Services ("Core Telecommunications") is the leading provider of fixed line telecommunications network services and equipment businesses in Hong Kong; Business eSolutions and Internet Data Centers offer IT solutions, business broadband Internet access, hosting and facilities management services within Hong Kong, Taiwan and the PRC.

Internet Services offer consumer Internet access and multimedia content services.

Infrastructure and Property ("Infrastructure") covers the Group's property portfolio in Hong Kong and the PRC including the Cyberport development in Hong Kong.

Others include CyberWorks Ventures' investments and the Group's overseas investments.

4. SEGMENT INFORMATION

a. Business segments

	Core Telecommunications HK$ million		Internet Services HK$ million		Infrastructure HK$ million		Others HK$ million		Eliminations HK$ million		Consolidated HK$ million	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000 (Restated) (note 34)
REVENUE												
External revenue	**18,956**	6,224	**1,311**	462	**1,238**	426	**454**	179	**-**	-	**21,959**	7,291
Inter-segment revenue	**1,626**	1,046	**-**	-	**130**	33	**-**	-	**(1,756)**	(1,079)	**-**	-
Total revenue	**20,582**	7,270	**1,311**	462	**1,368**	459	**454**	179	**(1,756)**	(1,079)	**21,959**	7,291
RESULT												
Segment result	**7,901**	2,314	**(1,711)**	(1,809)	**309**	(50)	**(501)**	(5,114)	**-**	-	**5,998**	(4,659)
Unallocated *corporate expenses*											**(548)**	(122,410)
Profit/(Loss) from operations											**5,450**	(127,069)
Finance costs, net											**(3,056)**	(2,356)
Share of results of associates, jointly controlled companies and unconsolidated subsidiaries	**1,020**	726	**(187)**	(98)	**-**	(1)	**-**	-	**-**	-	**833**	627
Profit/(Loss) before taxation											**3,227**	(128,798)
Taxation											**(1,433)**	(522)
Profit/(Loss) after taxation											**1,794**	(129,320)
Minority interests											**98**	23
Profit/(Loss) for the year attributable to shareholders											**1,892**	(129,297)
OTHER INFORMATION												
Capital expenditure (including fixed assets, intangible assets and goodwill) incurred during the year	**3,321**	16,802	**75**	1,228	**16**	5,612	**495**	119				
Depreciation and amortization	**2,079**	790	**184**	104	**201**	8	**86**	18				
Impairment loss recognized in income statement	**-**	10	**-**	299	**63**	3	**28**	-				
Significant non-cash expenses (excluding depreciation, amortization and impairment loss)	**126**	108	**27**	132	**-**	-	**430**	4,648				

4. SEGMENT INFORMATION

a. Business segments

	Core Telecommunications HK$ million		Internet Services HK$ million		Infrastructure HK$ million		Others HK$ million		Eliminations HK$ million		Consolidated HK$ million	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000 (Restated) (note 34)
ASSETS												
Segment assets	**18,875**	18,182	**804**	1,370	**11,451**	10,160	**2,710**	2,655	**-**	-	**33,840**	32,367
Investment in associates, jointly controlled companies and unconsolidated subsidiaries	**6,752**	20,289	**160**	241	**4**	3	**-**	-	**-**	-	**6,916**	20,533
Unallocated corporate assets											**11,765**	16,303
Consolidated total assets											**52,521**	69,203
LIABILITIES												
Segment liabilities	**5,186**	3,941	**674**	1,117	**952**	443	**585**	185	**-**	-	**7,397**	5,686
Unallocated corporate liabilities											**52,221**	77,650
Consolidated total liabilities											**59,618**	83,336

b. Geographical segments

The Group's business is managed on a worldwide basis, but participates in three principal economic environments. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Revenue from external customers		Segment assets		Capital expenditure incurred during the year	
	2001 HK$ million	2000 HK$ million	2001 HK$ million	2000 HK$ million	2001 HK$ million	2000 HK$ million
Hong Kong	**21,010**	7,044	**27,027**	26,601	**3,429**	23,305
The PRC and Taiwan	**853**	197	**4,501**	3,973	**92**	445
Others	**96**	50	**2,312**	1,793	**400**	46
	21,959	7,291	**33,840**	32,367	**3,921**	23,796

5. OPERATING PROFIT BEFORE NET GAINS/(LOSSES) ON INVESTMENTS AND PROVISIONS FOR IMPAIRMENT LOSSES

	The Group	
	2001 HK$ million	2000 HK$ million
Turnover	**21,959**	7,291
Cost of sales	**(6,855)**	(2,228)
General and administrative expenses	**(10,369)**	(4,845)
Other income	**39**	302
Operating profit before net gains/(losses) on investments and provisions for impairment losses	**4,774**	520

6. PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation is stated after crediting and charging the following:

	The Group	
	2001 HK$ million	2000 HK$ million
Crediting:		
Dividend income from		
Listed investment securities and other investments	**-**	1
Unlisted investment securities and other investments	**-**	4
An unconsolidated subsidiary	**125**	–
Contract revenue	**495**	253
Realized gain on disposal of other investments recorded as gains/(losses) on investments, net	**-**	50
Realized gain on disposal of investment in subsidiaries, a jointly controlled company and associates recorded as gains/(losses) on investments, net	**264**	181
Realized gain on disposal of investment securities	**14**	–
Release of provision for onerous contracts	**477**	–
Gross rental income	**251**	134
Less: outgoings	**(9)**	(11)
Charging:		
Unrealized holding losses on other investments recorded as gains/(losses) on investments, net	**194**	1,076
Realized losses on disposal of other investments recorded as gains/(losses) on investments, net	**2**	–
Provision for impairment of		
– investment securities	**236**	3,911
– investment in jointly controlled companies and associates	**27**	77
– goodwill (note 34(a))	**-**	122,390
Provision for impairment of fixed assets (included in operating expenses)	**27**	50
Write-off of intangible assets	**4**	98
Provision for property held for development	**60**	–
Provision for losses on contract commitments	**-**	231
Depreciation	**2,437**	892
Amortization of intangible assets (included in operating expenses)	**76**	28
Amortization of goodwill (included in operating expenses)	**50**	-
Staff costs (excluding directors' emoluments and pension scheme contributions for other staff)	**4,069**	1,836
Pension scheme contributions for other staff (a)	**327**	131
Cost of inventories	**1,735**	626
Loss on disposal of fixed assets	**63**	8
Exchange losses, net	**22**	22
Auditors' remuneration		
– current year	**8**	8
– underprovision in previous year	**4**	-
Operating lease rental		
– land and buildings	**310**	115
– equipment	**163**	12
Provision for inventory obsolescence	**38**	113

6. PROFIT/(LOSS) BEFORE TAXATION

a. Information regarding pension scheme contributions

The Group operates both defined contribution (including MPF) and defined benefit pension schemes for its qualifying employees. The assets of the schemes are held separately from those of the Group in funds under the control of independent trustees.

For the defined benefit scheme, the funding policy is based on valuations by an independent actuary and the scheme is funded in accordance with the actuary's recommendation from time to time on the basis of periodic valuations. The total cost charged to the income statement for the year was HK$256 million (2000: HK$122 million) which was determined in accordance with the accounting policy described in note 2(aa) to these financial statements. The assumptions adopted for the purpose of determining the charge were the same as those described below.

The latest actuarial valuation of the retirement funds was carried out at December 31, 2000 by Mr. A.G. Stott of Watson Wyatt Hong Kong Limited, fellow of the Faculty of Actuaries of the United Kingdom, using the attained age method. The valuation assumes that the retirement scheme will continue in existence allowing for changes in membership, earnings and expected future returns on scheme assets and that the average long term rate of return on the assets of the scheme will be 2 percent per annum higher than the rate of salary escalation. The actuary was of the opinion that the value of the scheme assets was sufficient to cover 111 percent of the aggregate vested liability as at December 31, 2000, that is, the total value of the benefits which would be payable had the scheme been discontinued at that date.

For the defined contribution scheme, the pension cost charged to the income statement represents contributions paid or payable by the Group at rates specified under the rules of the scheme. Where employees leave the scheme prior to the full vesting of their contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group. For employees joining the MPF, the contributions payable by the Group to the scheme are immediately vested upon the completion of their service in the relevant service period.

7. FINANCE COSTS, NET

	The Group	
	2001 HK$ million	2000 HK$ million
Bank loans and overdrafts wholly repayable within 5 years	**887**	3,391
Bank loans not wholly repayable within 5 years	**1,853**	-
Other loans wholly repayable within 5 years	**645**	72
Other loans not wholly repayable within 5 years	**359**	1
	3,744	3,464
Interest capitalized in properties under development and fixed assets	**(140)**	(110)
Finance costs	**3,604**	3,354
Interest income on bank deposits	**(548)**	(998)
Finance costs, net	**3,056**	2,356

Finance costs of HK$3,604 million (2000: HK$3,354 million) include amortization of arrangement fees of approximately HK$517 million (2000: HK$896 million) incurred in respect of the bank loans and other borrowings utilized by the Group during the year.

During the year, the capitalization rate used to determine the amount of interest eligible for capitalization ranged from 3.3 percent to 7.1 percent (2000: 5.9 percent to 7.5 percent).

8. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Details of directors' emoluments are set out below:

	The Group	
	2001 HK$ million	2000 HK$ million
Non-executive directors		
Fees	**2**	1
Executive directors		
Fees	**-**	-
Salaries, allowances and other allowances and benefits in kind *(i)*	**68**	633
Pension scheme contributions	**5**	2
Bonuses paid and payable	**51**	132
	124	767
Total	**126**	768

i. Benefits in kind includes the difference between the market price of the Company's shares and the exercise price of share options granted to the directors at the date of exercise of the share options by the directors irrespective of whether the resulting shares were sold or retained by the directors. Such difference is nil for the year (2000: HK$597 million).

8. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The emoluments of the directors analyzed by the number of directors and emolument ranges are as follows:

	Number of directors The Group	
	2001	2000
Up to HK$1,000,000	10	4
HK$2,000,001 – HK$2,500,000	–	2
HK$2,500,001 – HK$3,000,000	1	–
HK$3,000,001 – HK$3,500,000	–	1
HK$3,500,001 – HK$4,000,000	–	1
HK$4,000,001 – HK$4,500,000	1	–
HK$5,500,001 – HK$6,000,000	2	–
HK$6,500,001 – HK$7,000,000	1	–
HK$7,000,001 – HK$7,500,000	1	1
HK$9,000,001 – HK$9,500,000	1	–
HK$10,000,001 – HK$10,500,000	1	–
HK$10,500,001 – HK$11,000,000	1	–
HK$11,500,001 – HK$12,000,000	–	1
HK$13,000,001 – HK$13,500,000	1	–
HK$14,000,001 – HK$14,500,000	–	2
HK$21,000,001 – HK$21,500,000	1	–
HK$21,500,001 – HK$22,000,000	–	1
HK$25,500,000 – HK$26,000,000	1	–
HK$140,000,001 – HK$140,500,000	–	1
HK$261,000,001 – HK$261,500,000	–	1
HK$283,000,001 – HK$283,500,000	–	1
	22	16

No directors waived the right to receive emoluments during the year.

Of the five highest paid individuals in the Group, all (2000: three) are directors of the Company whose emoluments are included above.

During the year, a lump sum payment was made to a director as compensation for termination of a long term employment contract.

9. TAXATION

Hong Kong profits tax has been provided at the rate of 16 percent (2000: 16 percent) on the estimated assessable profits for the year. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

	The Group	
	2001 HK$ million	2000 HK$ million
The Company and subsidiaries:		
Hong Kong profits tax		
– Provision for current year	**1,227**	348
Overseas income tax		
– Provision for current year	**28**	3
(Recovery of)/Provision for deferred taxation (note 26)		
– Hong Kong	**(42)**	31
	1,213	382
A jointly controlled company:		
Hong Kong profits tax		
– Provision for current year	**160**	–
Overseas income tax		
– Provision for current year	**6**	–
An associate:		
Hong Kong profits tax		
– Provision for current year	**60**	3
Unconsolidated subsidiaries:		
Hong Kong profits tax		
– (Recovery of)/Provision for current year	**(6)**	137
Total	**1,433**	522

10. PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

Profit of HK$867 million (2000: loss of HK$126,850 million) attributable to shareholders was dealt with in the financial statements of the Company.

11. EARNINGS/(LOSS) PER SHARE

The calculation of basic and diluted earnings/(loss) per share is based on the following data:

	2001	2000 (Restated) (note 34)
Earnings/(Loss) (HK$ million)		
Earnings/(loss) for the purposes of basic and diluted earnings/(loss) per share	**1,892**	(129,297)
Number of shares		
Weighted average number of ordinary shares for the purposes of basic earnings/(loss) per share	**22,373,078,260**	14,528,166,900
Effect of dilutive potential ordinary shares	**693,936,406**	
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**23,067,014,666**	

12. FIXED ASSETS

	Investment properties HK$ million	Land and buildings HK$ million	Exchange equipment HK$ million	Transmission plant HK$ million	Other plant and equipment HK$ million	Projects under construction HK$ million	Total HK$ million
THE GROUP							
Cost or valuation							
Beginning of year	3,574	3,296	4,555	6,725	3,057	2,182	23,389
Additions							
– through acquisition of subsidiaries	–	2	–	69	67	–	138
– others	–	57	338	226	376	1,418	2,415
Revaluation	(301)	–	–	–	–	–	(301)
Transfers	(238)	210	803	276	602	(1,653)	–
Transfer from property under development	1,962	19	–	–	–	–	1,981
Transfer from property held for sale	525	–	–	–	–	–	525
Disposals	–	–	(60)	(36)	(154)	–	(250)
Exchange differences	3	6	–	–	(9)	–	–
End of year	5,525	3,590	5,636	7,260	3,939	1,947	27,897
Representing:							
At cost	–	3,590	5,636	7,260	3,939	1,947	22,372
At valuation	5,525	–	–	–	–	–	5,525
	5,525	3,590	5,636	7,260	3,939	1,947	27,897
Accumulated depreciation							
Beginning of year	–	23	281	173	407	–	884
Charge for the year	–	92	761	551	1,033	–	2,437
Provision for impairment in value	–	–	–	–	42	–	42
Disposals	–	–	(4)	(1)	(50)	–	(55)
Exchange differences	–	(8)	–	–	(2)	–	(10)
End of year	–	107	1,038	723	1,430	–	3,298
Net book value							
End of year	5,525	3,483	4,598	6,537	2,509	1,947	24,599
Beginning of year	3,574	3,273	4,274	6,552	2,650	2,182	22,505

12. FIXED ASSETS

Land and buildings with an aggregate carrying value of approximately HK$73 million (2000: HK$102 million) were pledged as security for certain bank borrowings of the Group.

The carrying amount of investment properties and land and buildings of the Group is analyzed as follows:

	Investment properties		Land and buildings	
	2001 HK$ million	2000 HK$ million	2001 HK$ million	2000 HK$ million
Held in Hong Kong				
On long lease (over 50 years)	**1,542**	2,127	**1,646**	1,514
On medium-term lease (10 – 50 years)	**232**	285	**1,614**	1,627
On short lease (less than 10 years)	**–**	–	**4**	–
Held outside Hong Kong				
Freehold	**–**	–	**126**	70
Leasehold				
On long lease (over 50 years)	**–**	–	**58**	45
On medium-term lease (10 – 50 years)	**3,751**	1,162	**35**	17
	5,525	3,574	**3,483**	3,273

Investment properties held in and outside Hong Kong were revalued as at December 31, 2001 by a professionally qualified surveyor of the Group who is an associate member of the Hong Kong Institute of Surveyors and by independent valuers, CB Richard Ellis Limited, respectively.

Approximately HK$2,703 million (2000: HK$1,061 million) of the investment properties were mortgaged as collateral for banking facilities of the Group.

13. PROPERTIES HELD FOR/UNDER DEVELOPMENT

	The Group	
	2001 HK$ million	2000 HK$ million
Leasehold land, at cost:		
Located in Hong Kong	**13**	15
Located in the PRC	**–**	51
Properties held for development	**13**	66
Properties under development	**–**	1,675
Properties under development for sale	**2,034**	655
	2,034	2,330
Less: Properties under development for sale classified as current assets	**–**	(169)
Properties under development	**2,034**	2,161
Total	**2,047**	2,227

No properties held for/under development were pledged as at December 31, 2001 (2000: HK$1,345 million of properties under development were pledged as security for banking facilities).

14. GOODWILL

	The Group	
	Goodwill carried on consolidated balance sheet HK$ million	Goodwill carried in reserves HK$ million
Cost		
Beginning of year, as previously stated	–	176,665
Effect of adoption of new accounting standards (note 34(a))	–	(122,390)
Opening balance, as restated	–	54,275
Addition arising on acquisitions of subsidiaries	1,033	–
Addition arising on acquisitions of minority interests of subsidiaries	335	–
Realization of goodwill on disposal of a subsidiary	–	(33)
Realization of goodwill on contribution of assets to a jointly controlled company	–	(6,382)
Adjustment to goodwill arising from acquisition of an associate	–	39
End of year	1,368	47,899
Amortization		
Beginning of year	–	–
Charge for the year	50	–
End of year	50	–
Carrying amount		
End of year	1,318	47,899
Beginning of year (Restated)	–	54,275

In March 2001, the Group acquired a 100 percent interest in TTIL, together with a shareholder's loan of approximately HK$546 million, for an aggregate consideration of HK$803 million, satisfied by the issue of 183,634,285 new shares of the Company. The acquisition of TTIL did not have a significant impact on the Group's profit for the year and the shareholders' deficit as at year end.

In March 2001, the Group acquired an additional 49 percent interest in PCCW Directories Limited (formerly Telecom Directories Limited) for a cash consideration of HK$311 million. The acquisition of PCCW Directories Limited did not have a significant impact on the Group's profit for the year and the shareholders' deficit as at year end.

In April 2001, the Company's publicly listed Japanese subsidiary, Pacific Century CyberWorks Japan Co., Ltd. ("PCCW Japan"), acquired a 100 percent interest in four games software companies (Devil's Thumb Entertainment, Inc., VR-1 Entertainment, Inc., 1464251 ONTARIO Inc. and VR-1 Japan, Inc.) from Circadence Corporation in an all-stock deal valued at approximately US$35 million (with closing cash adjustments of approximately US$1 million). In a related transaction, PCCW Japan invested US$10 million in cash in Series G Preferred Stock in Circadence Corporation. The acquisition of the four games software companies did not have a significant impact on the Group's profit for the year and the shareholders' deficit as at year end.

15. INTANGIBLE ASSETS

	The Group		
	2001		
	Trademarks HK$ million	Others HK$ million	Total HK$ million
Cost			
Beginning of year	1,516	19	1,535
Write-off	–	(4)	(4)
End of year	1,516	15	1,531
Amortization			
Beginning of year	28	–	28
Charge for the year	76	–	76
End of year	104	–	104
Net book value			
End of year	1,412	15	1,427
Beginning of year	1,488	19	1,507

16. INVESTMENT IN SUBSIDIARIES

	The Company	
	2001 HK$ million	2000 HK$ million (Restated) (note 34)
Unlisted shares, at cost	24,552	7,026
Amounts due from subsidiaries	192,069	157,626
	216,621	164,652
Less: Provision for impairment in value	(127,584)	(127,584)
	89,037	37,068
Amounts due to subsidiaries	(43,757)	(525)
	45,280	36,543

The provision for impairment in value of HK$127,584 million relates to certain subsidiaries of the Company, which hold the Group's investments in subsidiaries, associates, jointly controlled companies, investment securities and other investments.

Balances with subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment, except for an aggregate amount of HK$3,822 million (2000: HK$1,689 million) due from two subsidiaries, which bear interest at commercial rates.

16. INVESTMENT IN SUBSIDIARIES

Dividends from the PRC joint ventures will be declared based on the profits in the statutory financial statements of these PRC joint ventures. Such profits will be different from the amounts reported under accounting principles generally accepted in Hong Kong.

As at December 31, 2001, the Group has financed the operations of certain of its PRC joint ventures in the form of shareholders' loans amounting to approximately US$191 million (2000: US$191 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

As at December 31, 2001, particulars of the principal subsidiaries of the Company are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
Pacific Century Systems Limited	Hong Kong	Customer premises equipment related business	HK$1,000,000	100%	-
Carlyle International Limited	Hong Kong	Entrustment work	HK$2	-	100%
Corporate Access Limited	Cayman Islands/ Asia Pacific	Transponder leasing	US$10	-	100%
Cyber-Port Limited	Hong Kong	Property development	HK$2	-	100%
Cyber-Port Management Limited	Hong Kong	Management services	HK$2	100%	-
電訊盈科(北京)有限公司	The PRC	System integration, consulting and informatization project	US$1,750,000	-	100%
Beijing Jing Wei House and Land Estate Development Co., Ltd.	The PRC	Property development	US$50,000,000	-	100%
Monance Limited	Hong Kong	Property investment	HK$20	-	100%
Yinggao Real Estate Development (Shenzhen) Co., Ltd.	The PRC	Property development and management	US$10,000,000	-	100%
Pacific Convergence Corporation, Ltd.	Cayman Islands/ Hong Kong	IT Management	US$1,180	-	84.98%
Pacific Century CyberWorks Japan Co., Ltd.	Japan	Software and game development, Internet content, e-commerce, broadband services and other businesses	Yen19,742,711,522	-	75.39%
PCCW Business eSolutions Limited	Hong Kong	Provision of IP/IT related, value-added services to business customers	HK$2	-	100%
PCCW Business eSolutions (HK) Limited (formerly PCCW Computasia Limited)	Hong Kong/ Asia Pacific	Computer services and provision of IP/IT related value-added services to business customers	HK$1,200	-	100%
PCCW-HKT Business Services Limited	Hong Kong	Provision of business customer premises equipment and ancillary business services	HK$2	-	100%
PCCW-HKT Consumer Services Limited	Hong Kong	Provision of consumer premises equipment and ancillary consumer services	HK$2	-	100%

16. INVESTMENT IN SUBSIDIARIES

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group Directly	Indirectly
PCCW-HKT Limited	Hong Kong	Telecommunications services	HK$6,092,100,052	–	100%
PCCW-HKT Network Services Limited	Hong Kong	Provision of retail international data and value-added services, and local value-added telecommunications services	HK$2	–	100%
PCCW-HKT Products & Services Limited*	Hong Kong	Manages a customer loyalty program "Number One partners" for members of the program	HK$8,437,500	–	100%
PCCW-HKT Telephone Limited*	Hong Kong	Telecommunications services	HK$2,163,783,209	–	100%
Power Logistics Limited	Hong Kong	Delivery services	HK$100,000	–	100%
*Telecom Directories Limited (name changed to PCCW Directories Limited with effect from January 7, 2002)**	*Hong Kong*	*Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of on-line advertising*	*HK$10,000*	–	*100%*
FIC Network Service, Inc.	Taiwan	Internet services	NT$148,662,880	–	86.51%
Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	Type II Telecommunications services provider	NT$1,087,000,000	–	56.56%
Integrated E-Commerce Development (Shenzhen) Limited	The PRC	Software and information systems development	HK$7,000,000	–	100%
Netplus Telecommunications Taiwan Ltd.	Taiwan	Telecommunications services/ investment holding	NT$203,614,460	–	100%
PCCW IMS Limited	Hong Kong	Interactive multimedia services, support services and asset leasing to a subsidiary	HK$2	–	100%
PCCW VOD Limited	Hong Kong	Interactive multimedia services	HK$3,500,000,100 (HK$3,500,000,095 ordinary shares, HK$1 "A" Class share and HK$4 "B" Class shares)	–	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data Center services	HK$2	–	100%
PCCW Teleservices (Hong Kong) Limited (formerly PCCW Teleservices Limited)	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
PCCA Pte Ltd	Singapore	Provision of satellite-based and network telecommunication systems and customer support services to the user groups	S$100,000	–	100%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

* Subsidiary having accounting year end date of March 31

17. INVESTMENT IN JOINTLY CONTROLLED COMPANIES

	The Group	
	2001 HK$ million	2000 HK$ million
Share of net assets of jointly controlled companies	**3,600**	411
Provision for impairment	**(36)**	(60)
	3,564	351
Loans due from a jointly controlled company	**93**	93
Amounts due from jointly controlled companies	**43**	13
Amounts due to jointly controlled companies	**(427)**	(266)
	3,273	191
Investments at cost, unlisted shares	**3,482**	730

Balances with the jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment except for the loans due from a jointly controlled company, which bear interest at commercial rates, are secured by all of its movable properties and are repayable on demand or have fixed terms of repayment ranging up to three years from the date of drawdown in 2000.

As at December 31, 2001, particulars of the principal jointly controlled company of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group Directly	Equity interest attributable to the Group Indirectly
Reach Ltd. ("Reach")	Bermuda/Asia	Provision of international telecommunication services	US$5,000,000,000	–	50%

17. INVESTMENT IN JOINTLY CONTROLLED COMPANIES

Summarized financial information of the significant jointly controlled company, Reach, is as follows:

Condensed consolidated balance sheet information as at December 31, 2001	HK$ million
Non-current assets	24,316
Current assets	3,588
Total assets	27,904
Non-current liabilities	(13,817)
Current liabilities	(4,719)
Minority interests	(162)
Net assets	9,206
Condensed consolidated income statement information for the period from February 1 to December 31, 2001	
Turnover	9,978
Profit after taxation	411

The Company contributed its IP backbone business to Reach and received cash of approximately US$1,125 million (approximately HK$8,775 million) and a 50 percent equity in Reach. This led to a realization of goodwill of HK$6,382 million which had previously been written off to reserves (note 25).

18. INVESTMENT IN ASSOCIATES

	The Group	
	2001 HK$ million	2000 HK$ million
Share of net assets of associates	**3,344**	767
Provision for impairment	**(5)**	(17)
	3,339	750
Amounts due from associates	**307**	166
Amounts due to associates	**(3)**	(7)
	3,643	909
Investment at cost:		
Unlisted shares	**3,550**	1,200
Shares listed in Hong Kong	**72**	404
	3,622	1,604
Market value of listed shares	**227**	341

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment.

18. INVESTMENT IN ASSOCIATES

As at December 31, 2001, particulars of the principal associates of the Company are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group Directly	Equity interest attributable to the Group Indirectly
Hong Kong CSL Limited*	Hong Kong	Sale of telecommunications products and provision of mobile telecommunications services	HK$4,380,008,000	–	40%
iLink Holdings Limited	Cayman Islands/ Hong Kong and the PRC	Provision of Internet connectivity, server hosting and co-location services, other value-added services and sales of equipment and software	HK$105,347,492	–	47.90%
ChinaBig.com Limited	Hong Kong	Production and distribution of trade directory	HK$192,308	–	37.65%
Unicom Yellow Pages Information Co., Ltd.	The PRC	Production and distribution of trade directory	US$6,000,000	–	30.12%
Great Eastern Telecommunications Limited#	Cayman Islands	Investment holding	US$43,112,715	–	49%
SecureNet Asia Limited	Hong Kong	Provision of Internet security audit and consultancy services as well as a full range of smart card, security products and solutions for e-Commerce transactions	HK$72,462,299	–	49.99%
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of computer reservation systems and travel related services	HK$15,600,000	–	37.04%

* Associate having accounting year end date of June 30
\# Associate having accounting year end date of March 31

Summarized financial information of the significant associate, Hong Kong CSL Limited, a wholly-owned subsidiary of RWC, is as follows:

Unaudited condensed consolidated balance sheet information as at December 31, 2001	HK$ million
Non-current assets	4,836
Current assets	1,716
Total assets	6,552
Non-current liabilities	(5)
Current liabilities	(1,212)
Net assets	5,335

Unaudited condensed consolidated income statement information for the period from February 1 to December 31, 2001

Turnover	4,271
Profit after taxation	289

19. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

In February 2001, the Group completed the formation of a strategic alliance with Telstra. The Group's continuing interest in Reach and RWC have been reflected as components of investments in jointly controlled companies and associates, respectively, in 2001. There were no profits or losses arising from the formation of Reach and the disposal of the Group's 60 percent interest in RWC. In 2000, these investments were recorded as investment in unconsolidated subsidiaries.

20. INVESTMENTS

Investments are analyzed as follows:

	The Group	
	2001 HK$ million	2000 HK$ million
Held-to-maturity securities	**62**	83
Investment securities (a)	**1,630**	2,238
Other investments – long-term portion (b)	**–**	87
	1,692	2,408

a. Investment securities

	The Group	
	2001 HK$ million	2000 HK$ million
Unlisted, at cost	**2,034**	2,129
Less: Provision for impairment in value	**(713)**	(643)
	1,321	1,486
Listed, at cost		
Hong Kong	**106**	75
Overseas	**1,360**	3,945
	1,466	4,020
Less: Provision for impairment in value	**(1,157)**	(3,268)
	309	752
	1,630	2,238
Quoted market value of listed investment securities as at December 31	**299**	581

20. INVESTMENTS

b. Other investments

	The Group	
	2001 HK$ million	2000 HK$ million
Listed, at quoted market value		
Hong Kong	**526**	284
Overseas	**104**	110
	630	394
Less: Current portion classified as current assets	**(630)**	(307)
	-	87

During the year, certain listed securities were transferred from investment securities to other investments. These transfers were effected at fair value. The aggregate unrealized holding losses at the dates of transfer which had not been previously recognized of approximately HK$193 million (2000: aggregate unrealized holding gains of approximately HK$544 million) were recognized in the income statement at the dates of transfer.

c. During 1999, the Group entered into certain derivative contracts, in the form of equity option contracts, with a third party with the effect of fixing the Group's unrealized gains on certain quoted other investments within specified ranges. The equity option contracts have terms of up to four years from the date of the contracts and will mature in 2003. During 2000, the Group entered into certain other equity option contracts which effectively closed out the equity option contracts entered into in 1999 and removed the limits of the specified ranges. Accordingly, the Group has recorded losses from declines in the fair value of the related other investments during 2001 by reference to the market prices of these investments as at December 31, 2001. The equity option contracts entered into in 1999 were terminated during the year.

d. Certain investment securities and other investments with a carrying value of approximately HK$191 million (2000 : HK$830 million) are subject to restrictions on sale (i) for a period of six months to three years from the date of purchase, or (ii) unless the securities are registered with the Securities and Exchange Commission of the United States or exemption from registration is obtained.

21. CURRENT ASSETS AND LIABILITIES

a. Properties held for sale

	The Group	
	2001 HK$ million	2000 HK$ million
Properties held for sale:		
Located in the PRC	-	525
	-	525

b. Inventories

	The Group	
	2001 HK$ million	2000 HK$ million
Raw materials	**15**	4
Work-in-progress	**187**	306
Finished goods	**147**	116
Consumable inventories	**23**	48
	372	474

c. Accounts receivable

An aging analysis of trade receivable is set out below:

	The Group	
	2001 HK$ million	2000 HK$ million
0 – 30 days	**1,490**	1,317
31 – 60 days	**235**	209
61 – 90 days	**54**	32
91 – 120 days	**65**	79
Over 120 days	**99**	82
	1,943	1,719

The normal credit period granted by the Group is on average 30 days from the date of invoice.

21. CURRENT ASSETS AND LIABILITIES

d. Gross amounts due (to)/from customers for contract work

	The Group	
	2001 HK$ million	2000 HK$ million
Contract costs incurred plus attributable profit less foreseeable losses	**700**	306
Less: estimated value of work performed	**(748)**	(253)
	(48)	53

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2001 is approximately HK$591 million (2000: HK$253 million).

Included in non-current assets at December 31, 2001 is approximately HK$6 million (2000: HK$2.5 million) representing retentions receivable from customers in respect of construction contracts in progress.

e. Short-term borrowings

	The Group	
	2001 HK$ million	2000 HK$ million
Bank loans	**167**	64,708
Loan from a shareholder	**10**	10
Other loans	**99**	217
Current portion of long-term borrowings	**2**	–
	278	64,935
Secured	**144**	59,940
Unsecured	**134**	4,995

Please refer to note 32 to the financial statements for details of the Group's banking facilities.

At December 31, 2001, the Company had unsecured loans of approximately HK$10 million (2000: HK$2,147 million).

21. CURRENT ASSETS AND LIABILITIES

f. Accounts payable

An aging analysis of accounts payable is set out below:

	The Group	
	2001 HK$ million	2000 HK$ million
0 – 30 days	**317**	285
31 – 60 days	**93**	97
61 – 90 days	**16**	30
91 – 120 days	**21**	3
Over 120 days	**244**	27
	691	442

g. Provisions

	The Group				The Company
	Staff related costs HK$ million	Onerous contract HK$ million	Others HK$ million	Total HK$ million	Onerous contract HK$ million
Balance as of December 31, 2000	**–**	**–**	**231**	**231**	**–**
Transitional effect of adopting SSAP28 (note 34(b))	**–**	**3,234**	**–**	**3,234**	**3,234**
Balance as of January 1, 2001	**–**	**3,234**	**231**	**3,465**	**3,234**
Additional provisions made	**230**	**–**	**–**	**230**	**–**
Provisions reversed during the year (note 34 (b))	**–**	**(477)**	**–**	**(477)**	**(477)**
Provisions used during the year	**–**	**(1,753)**	**(91)**	**(1,844)**	**(1,753)**
Balance of December 31, 2001	**230**	**1,004**	**140**	**1,374**	**1,004**

Management considers all provisions to be current in nature.

22. LONG-TERM LIABILITIES

	The Group	
	2001 HK$ million	2000 HK$ million
Long-Term Borrowings (a)	**33,222**	1,007
Convertible Bonds (b)	**14,653**	8,580
	47,875	9,587

22. LONG-TERM LIABILITIES

a. Long-Term Borrowings

	The Group	
	2001 HK$ million	2000 HK$ million
Repayable within a period		
– not exceeding one year	2	–
– over one year, but not exceeding two years	2	148
– over two years, but not exceeding five years	16,523	858
– over five years	16,697	1
	33,224	1,007
Less: Amounts repayable within one year included under current liabilities	(2)	–
	33,222	1,007
Secured	1,009	1,004
Unsecured	32,213	3

Details of major long-term borrowings of HK$33,222 million are presented below:–

i. Term Loan

In February 2001, the Group arranged syndicated bank borrowings of US$4,700 million (approximately HK$36,660 million) through PCCW-HKT Telephone Limited ("HKTC"), an indirect wholly-owned subsidiary of the Company. Approximately US$2,377 million was denominated in US dollars and the rest was denominated in Hong Kong dollars. The Term Loan consists of three tranches (A, B & C) which are repayable in three to seven years. Each tranche carries interest at rates ranging from London Interbank Offered rates ("LIBOR") plus 0.85 percent to LIBOR plus 1.45 percent for the US dollar portion and Hong Kong Interbank Offered rates ("HIBOR") plus 0.95 percent to HIBOR plus 1.55 percent for the Hong Kong dollar portion. As of December 31, 2001, the Group had prepaid a total of approximately US$1,809 million of the principal amount. Subsequent to the year end, a further prepayment of approximately US$454 million was made to the banks.

In relation to the Term Loan, HKTC is required to comply with certain financial and general covenants. The financial covenants are as follows:

HKTC's EBITDA (i.e. Earnings before Interest, Tax, Depreciation and Amortization) to Interest ratio must not be less than 2 to 1 for the Relevant Period ended December 31, 2001 and any Relevant Periods ending in 2002 and 2003. For Relevant Periods ending in 2004 and thereafter, HKTC's EBITDA to Interest ratio must not be less than 2.5 to 1. A Relevant Period refers to the twelve-month period ended on December 31, 2001 and thereafter, each twelve month period ending on March 31 and each twelve month period ending on September 30.

HKTC's Total Debt to EBITDA ratio must not exceed 5.5 to 1 for the Relevant Period ended on December 31, 2001; 5 to 1 for the Relevant Periods ending in 2002 and 2003; and 3.5 to 1 for the Relevant Periods ending in 2004 and thereafter.

As of the date of the approval of these financial statements, management believes that HKTC has complied with all the financial and general covenants in all material respects as required by the Term Loan agreement.

22. LONG-TERM LIABILITIES

a. Long-Term Borrowings

ii. Yen 30,000 million guaranteed notes
On October 26, 2001, Profit Century Finance Limited ("PCF"), an indirect wholly-owned subsidiary of the Company, completed the placement of Yen 30,000 million (approximately HK$1,950 million) 3.65 percent guaranteed notes due 2031 (the "Yen Notes"). Interest is payable semi-annually in arrears. The Yen Notes are redeemable at the option of PCF on any interest payment date falling on or after October 27, 2006.

iii. US$1,000 million guaranteed notes
In November 2001, PCCW-HKT Capital Limited ("PCL"), an indirect wholly-owned subsidiary of the Company issued US$1,000 million (approximately HK$7,800 million) 7.75 percent guaranteed notes due 2011 (the "Notes due on 2011"). Interest is payable semi-annually in arrears. The interest rate payable on the Notes due on 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due on 2011 below a pre-agreed level.

Both the Yen Notes and the Notes due on 2011 are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

Please refer to note 32 to the financial statements for details of the Group's banking facilities.

b. Convertible Bonds

	The Group		The Company	
	2001 HK$ million	2000 HK$ million	2001 HK$ million	2000 HK$ million
Beginning of year	**8,580**	882	**-**	-
Conversion	**-**	(882)	**-**	-
Issuance, (i) & (ii)	**5,850**	8,580	**5,850**	-
Capitalization of interest on principal amount of Telstra Bonds, (i)	**223**	-	**223**	-
End of the year	**14,653**	8,580	**6,073**	-

i. On February 7, 2001 (the "Issue Date"), the Company issued convertible bonds due 2007 with the principal amount of US$750 million (approximately HK$5,850 million) to Telstra ("Telstra Bonds") as part of the Telstra Alliance. The Telstra Bonds are convertible into ordinary shares of the Company at an initial conversion price of the US dollar equivalent of HK$6.886 per share at any time on or after the Issue Date and ends on the day which is 14 business days prior to the end of the sixth year from the Issue Date. At the end of the fourth year and the end of the sixth year from the Issue Date, the Company is entitled to require full but not partial conversion depending on the share price of the Company. The Telstra Bonds bear interest at 5 percent per annum compounding quarterly which will increase to 7 percent per annum compounding quarterly in 2005, and interest is payable quarterly. Telstra irrevocably directs that interest shall be capitalized and added to the principal amount so as to become part of the principal amount and therefore capable of conversion which, accordingly, shall itself accrue interest quarterly. Unless previously cancelled, redeemed or converted, the Telstra Bonds will be redeemed in US dollars at par together with accrued interest upon maturity. The Telstra Bonds are initially secured with 50 percent of the Group's interest in Reach, which may be adjusted in accordance with the terms of the Telstra Bonds.

ii. On December 5, 2000, convertible bonds due 2005 with the principal amount of US$1,100 million (approximately HK$8,580 million) were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company. These bonds are listed on the Luxembourg Stock Exchange. They are convertible into ordinary shares of the Company at US$1.0083 (approximately HK$7.865), subject to adjustments, per share at any time on or after January 5, 2001 and up to the close of business on November 21, 2005 and bear interest at 3.5 percent per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, these bonds will be redeemed in US dollars at 120.12 percent of the principal amount together with accrued interest on December 5, 2005. If these bonds are fully converted, the Company will be required to issue approximately 1,091 million ordinary shares. The redemption premium is being accrued on a straight-line basis from the date of issuance to the final redemption date of December 5, 2005.

Up to December 31, 2001, none of the above convertible bonds had been converted into shares of the Company.

23. SHARE CAPITAL

	The Company			
	2001		2000	
	Number of shares	Nominal value HK$ million	Number of shares	Nominal value HK$ million
Authorized:				
Ordinary shares of HK$0.05 each	**32,000,000,000**	**1,600**	32,000,000,000	1,600
Issued and fully paid ordinary shares of HK$0.05 each:				
Beginning of year	**21,880,913,125**	**1,094**	9,067,035,875	453
Exercise of warrants (a)	**22,938**	**–**	–	–
Exercise of staff share options (b)	**2,388,998**	**–**	78,489,638	4
Exercise of other share options (c)	**626,390,000**	**32**	–	–
Issued for acquisition of investments (d)	**183,634,285**	**9**	–	–
Issued for acquisition of 100% holding in HKT	**–**	**–**	8,669,938,322	434
Issued for cash	**–**	**–**	583,000,000	29
Rights issue	**–**	**–**	637,288,324	32
Conversion of convertible bonds	**–**	**–**	2,845,160,966	142
End of year	**22,693,349,346**	**1,135**	21,880,913,125	1,094

a. During the year, the warrants of the Company with a total subscription value of HK$172,035 were exercised at a subscription price of HK$7.50 per share, resulting in the issue of an aggregate of 22,938 new ordinary shares of HK$0.05 each.

b. During the year, 40,000, 2,318,998 and 30,000 staff share options were exercised by the eligible optionholders at their respective subscription prices of HK$2.356, HK$3.368 and HK$4.552 for a total cash consideration of HK$8,041,185 resulting in the issue of 2,388,998 new ordinary shares of HK$0.05 each.

c. A total of 626,390,000 new ordinary shares of HK$0.05 each were issued to the minority shareholder of PCC Holdings Ltd. ("PCCH"), as a result of its conversion of part of its interest in PCCH into ordinary shares of the Company pursuant to the options granted to the minority shareholder in September 1999 (note 24(b)).

d. In March 2001, 183,634,285 new ordinary shares of HK$0.05 each were issued at a price of HK$4.375 per share as consideration for the acquisition of 100 percent of TTIL, together with a shareholder's loan of approximately HK$546 million.

All new ordinary shares issued during the year rank pari passu in all respects with the existing shares.

24. SHARE OPTIONS AND WARRANTS

a. Staff Share Option Scheme

On September 20, 1994, the Company approved a share option scheme under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including directors, to take up share options of the Company for incentive purposes. The maximum number of shares on which options may be granted may not exceed 10 percent of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him under all the options previously granted to him) is limited to 25 percent of the maximum aggregate number of shares of the Company subject to the scheme at the time of the proposed grant of options to such participant. The offer of a grant of options may be accepted within 30 days from the date of offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The scheme became effective upon the listing of the Company's shares on the SEHK on October 18, 1994 and was amended by the directors on December 22, 1995 and was further amended by the shareholders on July 29, 1999. The terms of the scheme provide that an option may be exercised under the scheme at any time during the period commencing on the date upon which such option is deemed to be granted and accepted. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the option to be exercised in each period, so long as the period within which the option must be taken up is not more than ten years from the date of grant of the option.

A summary of the movements of number of share options granted under the scheme during the year is as follows:

Exercise price range per share	HK$1.01 to HK$5.00	HK$5.01 to HK$8.00	HK$11.01 to HK$14.00	HK$14.01 to HK$17.00	Total
Beginning of year	324,477,626	30,730,000	251,619,000	2,433,500	609,260,126
Granted during the year	297,777,200	–	–	–	297,777,200
Exercised during the year	(2,388,998)	–	–	–	(2,388,998)
Cancelled/lapsed during the year	(84,262,912)	(29,650,000)	(192,521,000)	(2,000,000)	(308,433,912)
End of year	535,602,916	1,080,000	59,098,000	433,500	596,214,416

b. Other Share Options

In September 1999, as part of the acquisition of Pacific Convergence Corporation, Ltd. ("PCC"), the Company entered into an agreement, as subsequently amended, with the minority shareholder of PCCH, under which the minority shareholder can exchange its effective 40 percent shareholding in PCCH, the holding company of PCC, for 1,003,070,000 new ordinary shares of the Company at no further consideration. The option is exercisable for 10 years. The Company has the right to require the minority shareholder to exercise the option at the end of the option period to the extent it has not already been exercised. As of December 31, 2001 and March 20, 2002, the minority shareholder had exercised a portion of the options and the Company had issued 626,390,000 new ordinary shares to the minority shareholder.

Pursuant to the terms and conditions of a consulting agreement dated August 17, 1999 and approved by the Company's shareholders at an extraordinary general meeting held on December 5, 2000, 63,201,097 share options were granted to a non-executive director of the Company on January 10, 2001 at an exercise price of HK$2.356 per share.

c. Warrants

In accordance with the conditions attaching to the warrants of the Company which were issued in December 2000 (the "2001 Warrants"), each of the 2001 Warrants conferred rights on the registered holder to subscribe for one new ordinary share of the Company at a subscription price of HK$7.50 per share. During the year, a total of 22,938 of the 2001 Warrants were exercised. On December 4, 2001, all of the remaining outstanding 2001 Warrants, which entitled the registered holders to subscribe for 1,274,553,710 ordinary shares of HK$0.05 each in the Company lapsed.

25. RESERVES/(DEFICIT)

	2001				
	Share premium HK$ million	Property revaluation reserve HK$ million	Currency translation reserve HK$ million	Accumulated Deficit HK$ million (Restated) (note 34)	Total HK$ million (Restated) (note 34)
THE GROUP					
Beginning of year, as previously stated	167,035	343	(65)	(183,263)	(15,950)
Effect of adoption of new accounting standards (note 34(b))	–	–	–	(3,234)	(3,234)
Opening balances, as restated	167,035	343	(65)	(186,497)	(19,184)
Issue of ordinary shares and exercise of options, net of issuing expenses	2,600	–	–	–	2,600
Realization of goodwill on disposal of subsidiaries	–	–	–	33	33
Deficit on revaluation of investment properties	–	(301)	–	–	(301)
Translation exchange differences	–	–	(159)	–	(159)
Realization of goodwill on contribution of assets to a jointly controlled company	–	–	–	6,382	6,382
Adjustment to goodwill arising from acquisition of an associate	–	–	–	(39)	(39)
Profit for the year	–	–	–	1,892	1,892
End of year	169,635	42	(224)	(178,229)	(8,776)
Attributable to:					
– The Company and subsidiaries	169,635	42	(224)	(184,748)	(15,295)
– Jointly controlled companies	–	–	–	90	90
– Associates	–	–	–	(752)	(752)
– Unconsolidated subsidiaries	–	–	–	7,181	7,181
End of year	169,635	42	(224)	(178,229)	(8,776)
THE COMPANY					
Beginning of year, as previously stated	167,035	–	–	(126,890)	40,145
Effect of adoption of new accounting standards (note 34(b))	–	–	–	(3,234)	(3,234)
Opening balances, as restated	167,035	–	–	(130,124)	36,911
Issue of ordinary shares and exercise of options, net of issuing expenses	2,600	–	–	–	2,600
Profit for the year	–	–	–	867	867
End of year	169,635	–	–	(129,257)	40,378

25. RESERVES/(DEFICIT)

	2000				
	Share premium HK$ million	Property revaluation reserve HK$ million	Currency translation reserve HK$ million	Accumulated Deficit HK$ million (Restated) (note 34)	Total HK$ million (Restated) (note 34)
THE GROUP					
Beginning of year	14,614	124	(2)	(3,838)	10,898
Issue of ordinary shares and exercise of options, net of issuing expenses	147,612	–	–	–	147,612
Issue of shares under rights issue, net of issuing expenses	4,069	–	–	–	4,069
Issue of shares upon conversion of convertible bonds	740	–	–	–	740
Write-off of goodwill arising from acquisitions of subsidiaries	–	–	–	(172,014)	(172,014)
Write-off of goodwill arising from acquisitions of associates	–	–	–	(376)	(376)
Write-off of goodwill arising from acquisitions of jointly controlled companies	–	–	–	(167)	(167)
Realization of capital reserve on disposal of subsidiaries	–	–	–	(9)	(9)
Realization of goodwill on disposal of associates	–	–	–	48	48
Surplus on revaluation of investment properties	–	219	–	–	219
Translation exchange differences	–	–	(63)	–	(63)
Write off of goodwill impaired during the year (note 34(a))	–	–	–	122,390	122,390
Loss for the year	–	–	–	(129,297)	(129,297)
End of year	167,035	343	(65)	(183,263)	(15,950)
Attributable to:					
– The Company and subsidiaries	167,035	343	(65)	(183,744)	(16,431)
– Jointly controlled companies	–	–	–	(100)	(100)
– Associates	–	–	–	(72)	(72)
– Unconsolidated subsidiaries	–	–	–	653	653
End of year	167,035	343	(65)	(183,263)	(15,950)
THE COMPANY					
Beginning of year	14,614	–	–	(40)	14,574
Issue of ordinary shares and exercise of options, net of issuing expenses	147,612	–	–	–	147,612
Issue of shares under rights issue, net of issuing expenses	4,069	–	–	–	4,069
Issue of shares upon conversion of convertible bonds	740	–	–	–	740
Loss for the year	–	–	–	(126,850)	(126,850)
End of year	167,035	–	–	(126,890)	40,145

26. DEFERRED TAXATION

	The Group	
	2001 HK$ million	2000 HK$ million
Beginning of year	**738**	1
Acquisition of subsidiaries	**–**	706
(Recovery)/Provision for net timing differences (note 9)	**(42)**	31
End of year	**696**	738

Deferred taxation represents the taxation effect of the following timing differences:

	The Group	
	2001 HK$ million	2000 HK$ million
Leasing partnership	**520**	555
Accelerated depreciation allowances	**180**	187
Tax losses	**(4)**	(4)
	696	738

The potential net deferred taxation liabilities/(assets), which are not included in the financial statements, are:

	The Group	
	2001 HK$ million	2000 HK$ million
Accelerated depreciation allowances	**1,866**	2,431
Tax losses and others	**(2,160)**	(1,727)
	(294)	704

Deferred taxation has not been provided in respect of the property revaluation surpluses recorded by the Group as the realization of the surpluses would not be subject to taxation.

27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of profit/(loss) before taxation to net cash inflow from operating activities

	The Group	
	2001 HK$ million	2000 HK$ million (Restated) (Note 34)
Profit/(Loss) before taxation	**3,227**	(128,798)
Provision for inventory obsolescence	**38**	113
Write-off of intangible assets	**4**	98
Interest income	**(548)**	(998)
Interest expense	**3,108**	2,458
Finance charges	**545**	896
Depreciation	**2,437**	892
Unrealized loss on other investments, net	**194**	1,076
Realized loss/(gain) on disposal of other investments	**2**	(50)
Realized gain on disposal of investment in subsidiaries, a jointly controlled company and associates	**(264)**	(181)
Realized gain on disposal of investment securities	**(14)**	–
Provision for other than temporary decline in value of		
– investment securities	**236**	3,911
– investment in jointly controlled companies and associates	**27**	77
– goodwill	**–**	122,390
Provision for impairment of fixed assets	**27**	50
Release of provision for onerous contracts	**(477)**	–
Provision for losses on contract commitments	**–**	231
Loss on disposal of fixed assets	**63**	8
Provision for doubtful debts	**57**	4
Amortization of intangible assets	**76**	28
Amortization of goodwill	**50**	–
Amortization of deferred income	**(361)**	–
Provision for property held for development	**60**	–
Dividend income	**(125)**	(5)
Share of results of associates and jointly controlled companies	**(681)**	163
Share of results of unconsolidated subsidiaries	**(152)**	(790)
Decrease/(Increase) in operating assets:		
– properties held for sale	**–**	(10)
– properties under development	**(1,260)**	(472)
– inventories	**64**	(61)
– accounts receivable	**(207)**	(150)
– prepayments, deposits and other current assets	**293**	–
– gross amounts due from customers for contract work	**53**	(53)
– amount due from jointly controlled companies and associates	**(1,238)**	–
– amounts due from related companies	**(33)**	(34)
– other assets	**–**	(59)
Increase/(Decrease) in operating liabilities:		
– accounts payable, provisions, accruals, other payables and deferred income	**1,067**	1,918
– amount due to minority shareholders of subsidiaries	**(5)**	–
– gross amount due to customers for contract work	**48**	–
– amounts due to related companies	**450**	28
– advances from customers	**(48)**	118
– other liabilities	**–**	24
Unrealized exchange differences	**1**	16
Net cash inflow from operating activities	**6,714**	2,838

27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

b. Acquisitions of subsidiaries

	The Group	
	2001 HK$ million	2000 HK$ million
Net assets acquired:		
Fixed assets	**138**	19,886
Intangible assets	**-**	1,516
Investment in unconsolidated subsidiaries	**-**	17,677
Investment in jointly controlled companies and associates	**-**	466
Investments	**-**	835
Investment in unconsolidated subsidiaries – current portion	**-**	13,104
Accounts receivable, prepayments, deposits and other assets	**92**	4,186
Bank deposits maturing over three months	**-**	331
Cash and bank balances	**27**	6,664
Short-term borrowings	**-**	(2,015)
Accounts payable, accruals and other payables	**(115)**	(4,725)
Long-term borrowings	**-**	(21)
Deferred taxation	**-**	(706)
Other long-term liabilities	**(26)**	(57)
Minority interests	**(13)**	(716)
	103	56,425
Goodwill arising on acquisition	**1,033**	172,014
	1,136	228,439
Satisfied by:		
Issuance of ordinary shares	**1,043**	136,464
Cash proceeds from Bridge Loan	**-**	88,281
Cash from internal resources	**93**	3,694
	1,136	228,439
Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries:		
Cash	**(93)**	(91,975)
Cash and bank balances acquired	**27**	6,664
Net cash outflow in respect of acquisitions of subsidiaries	**(66)**	(85,311)

27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

c. Analysis of changes in financing

	2001					2000
	Share capital and premium HK$ million	Borrowings HK$ million	Convertible bonds HK$ million	Minority interests HK$ million	Total HK$ million	Total HK$ million
Beginning of year	168,129	65,942	8,580	723	243,374	16,888
Net cash inflow/(outflow) from financing	8	(32,500)	5,850	50	(26,592)	87,449
Reduction of minority interests arising from disposals of subsidiaries	–	–	–	(75)	(75)	(17)
Increase in minority interests arising from acquisitions of subsidiaries	–	–	–	261	261	716
Gain on dilution of investment	–	–	–	(131)	(131)	(59)
Interest capitalized	–	–	223	–	223	–
Shares issued for acquisitions of subsidiaries	803	–	–	–	803	136,464
Acquisition of additional interest in subsidiaries	1,830	–	–	(152)	1,678	–
Increase in loans arising from acquisitions of subsidiaries	–	–	–	–	–	2,036
Decrease in loans arising from disposals of subsidiaries	–	–	–	–	–	(60)
Minority interests in share of loss of subsidiaries	–	–	–	(98)	(98)	(23)
Dividends paid to minority interests	–	–	–	–	–	(44)
Realization of goodwill on disposal of a subsidiary	–	–	–	(33)	(33)	–
Exchange differences	–	58	–	(1)	57	24
End of year	170,770	33,500	14,653	544	219,467	243,374

d. Analysis of cash and cash equivalents

	The Group	
	2001 HK$ million	2000 HK$ million
Cash and bank balances	8,923	13,819
Bank loans and overdrafts	(75)	(114)
Restricted cash (included in "prepayments, deposits and other current assets" on consolidated balance sheet (note 32))	(1,405)	–
	7,443	13,705

e. Major non-cash transactions

As described in note 23(c), a total of 626,390,000 ordinary shares of HK$0.05 each were issued to the minority shareholder of PCCH, as a result of its conversion of part of its interest in PCCH into ordinary shares of the Company.

As described in note 23(d), in March 2001, 183,634,285 new shares were issued at a price of HK$4.375 per share as the consideration for the acquisition of TTIL, together with a shareholder's loan.

28. NET LEASE PAYMENTS RECEIVABLE

A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

	The Group	
	2001 HK$ million	2000 HK$ million
The net investment in relation to these finance leases comprises:		
Net lease payments receivable	**475**	490
Less: Current portion of net lease payments receivable	**–**	(21)
	475	469

Non-recourse finance of HK$2,847 million (2000: HK$2,952 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

29. FINANCIAL INSTRUMENTS

a. Equity options

As at December 31, 2001, the Group had outstanding written equity call options with a total notional amount of approximately US$20 million or approximately HK$157 million (2000: approximately US$228 million or approximately HK$1,775 million). The Group also received premiums of approximately US$7 million or approximately HK$53 million (2000: approximately US$54 million or approximately HK$425 million) on writing new equity options in 2001. The premiums received were recorded as deferred income and are being amortized into income on a straight-line basis over the life of the related contracts.

The notional amounts of the outstanding equity option contracts indicate the volume of transactions outstanding at balance sheet date and do not represent amounts at risk.

b. Interest rate options

The Group entered into interest rate options to manage its interest rate risk. At December 31, 2001, the total notional amount of such instruments was HK$190 million (2000: HK$390 million).

The notional amounts of the outstanding interest rate options indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

c. Cross currency swap

As at December 31, 2001, the Group had outstanding cross currency swap contracts to buy US$1,100 million and Yen 30,000 million (2000: Nil) at various rates totaling approximately HK$8,580 million and US$250 million, respectively, to hedge against the Group's exposure to foreign currencies and interest rate fluctuations.

30. COMMITMENTS

a. Capital

	The Group	
	2001 HK$ million	2000 HK$ million
Authorized and contracted for	**4,045**	5,016
Authorized but not contracted for	**11,378**	14,484
	15,423	19,500

An analysis of the above capital commitments by nature is as follows:

	The Group	
	2001 HK$ million	2000 HK$ million
Investments	**419**	455
Property development (note *i*)	**13,974**	17,091
Development of Internet business	**524**	1,045
Construction contracts	**125**	432
Acquisition of fixed assets	**378**	443
Others	**3**	34
	15,423	19,500

i. The Group has a project agreement with the Government of the Hong Kong Special Administrative Region ("Government") to design, build and market the Cyberport at Telegraph Bay on the Hong Kong Island (the "Cyberport Project"). The total construction costs of the Cyberport Project are estimated to be approximately HK$15.8 billion. The total construction costs incurred for the Cyberport Project up to December 31, 2001 were approximately HK$2.0 billion (2000: HK$0.4 billion). Accordingly, the outstanding commitment for the Cyberport Project as at December 31, 2001 was approximately HK$13.8 billion (2000: HK$15.4 billion).

30. COMMITMENTS

b. Operating leases

At December 31, 2001, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Land and buildings

	The Group	
	2001 HK$ million	2000 HK$ million
Within 1 year	**181**	231
After 1 year but within 5 years	**255**	359
After 5 years	**161**	123
	597	713

Equipment

	The Group	
	2001 HK$ million	2000 HK$ million
Within 1 year	**49**	30
After 1 year but within 5 years	**51**	43
After 5 years	**-**	1
	100	74

30. COMMITMENTS

c. Acquisition of Licence to Use Sports Archive and Programmes

On December 31, 2001, the Group agreed to acquire the licence to use existing and future sports archive and programming owned by Trans World International, Inc. ("TWI") pursuant to an archive licence and a programme licence (the "Content Licences") between the Group and TWI. The Content Licences grant to the Group a 10-year royalty free non-exclusive licence to use existing and future sports archive and programming owned by TWI in connection with the Group's Network of the World ("NOW") service in Hong Kong and elsewhere in Asia. The consideration for the grant of such licences was approximately US$48 million (approximately HK$375 million) which was satisfied in full by the issue and allotment of 175 million ordinary shares of the Company to a wholly-owned subsidiary of TWI on January 24, 2002.

On December 31, 2001, the Group and TWI entered into certain other agreements relating to, inter alia, the establishment of a new venture for the provision of on-line games, the provision of certain consultancy services by TWI to the Group, and the termination of various agreements previously signed with TWI. The amount for the termination of these various agreements of approximately US$11 million (approximately HK$86 million) has been included in the results for the year ended December 31, 2001.

d. Others

As at December 31, 2001, the Group had outstanding forward foreign exchange contracts to buy US$290 million (2000: US$2,450 million) at various rates totaling approximately HK$2,264 million (2000: HK$19,080 million).

31. CONTINGENT LIABILITIES

	The Group		The Company	
	2001 HK$ million	2000 HK$ million	2001 HK$ million	2000 HK$ million
Performance guarantee	**48**	630	**7**	8
Guarantees given to banks in respect of credit facilities granted to				
– subsidiaries	**–**	–	**8,580**	9,158
– jointly controlled company	**4**	4	**4**	4
Guarantee in lieu of cash deposit	**3**	1	**2**	1
Guarantee in respect of an investment commitment of an associate	**104**	104	**–**	–
Revenue guarantee	**–**	68	**–**	–
	159	807	**8,593**	9,171

32. BANKING FACILITIES

Aggregate banking facilities as at December 31, 2001 were HK$27,958 million (2000: HK$66,004 million) of which the unused facilities as at the same date amounted to HK$4,250 million (2000: HK$288 million).

A summary of major loan agreement terms is set out in note 22(a).

Security pledged for certain banking facilities includes:

	The Group	
	2001 HK$ million	2000 HK$ million
Investment properties	**2,703**	1,061
Land and buildings	**73**	102
Properties under development	**-**	1,345
Other non-current assets	**-**	10
Accounts receivable	**-**	4
Fixed deposit	**-**	7
	2,776	2,529

Cyber-Port Limited, an indirect wholly-owned subsidiary of the Company, was granted a standby letter of credit facility amounting to approximately HK$1,400 million from a bank for the purpose of providing a cashflow guarantee covering an amount equal to the 6-month forecast net cashflow requirements of the Cyberport Project, defined in and pursuant to the terms of the Cyberport Project Agreement. Such facility is secured by a bank fixed deposit of approximately US$180 million (approximately HK$1,405 million) (2000: nil) placed by the Company. The amount of restricted cash is included in "prepayments, deposits and other current assets" on the balance sheet. The facility was replaced by another similar facility amounting to HK$1,725 million and would be available for drawdown during the period from January 1, 2002 to June 30, 2002. The replacement facility was secured by a fixed deposit of approximately US$220 million (approximately HK$1,716 million) placed by the Company with the bank. As at December 31, 2001, the facility remained unutilized.

As of December 31, 2000, substantially all of the assets of HKT Group amounting to approximately HK$44 billion, the entire issued share capital of HKT and certain additional assets of the Company and one of its subsidiaries were subject to fixed or floating charge to secure the Bridge Loan obtained to finance the acquisition of HKT. Such securities were released during the year.

33. POST BALANCE SHEET EVENTS

The following events occurred subsequent to December 31, 2001 up to the date of approval of these financial statements by the Board of Directors:–

a. On January 24, 2002, the Company issued 175 million ordinary shares totaling Hong Kong dollars equivalent of US$48 million (approximately HK$375 million) to a wholly-owned subsidiary of TWI for the acquisition of a licence to use its sports archive and programmes.

b. On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1 percent guaranteed convertible bonds due 2007, unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC. The net proceeds from the bonds were used to repay two portions of the Group's bank term loans and to provide for the Group's general working capital.

c. On March 7, 2002, HKTC entered into an agreement for a HK$5,000 million 6-year term loan facility and subsequently on March 15, 2002 drew down the full amount pursuant to this facility for the purpose of prepaying a portion of the outstanding Term Loan. The 6-year term loan carries interest at HIBOR plus 0.55 percent per annum.

34. ADJUSTMENTS RETROSPECTIVELY APPLIED UPON ADOPTION OF NEW ACCOUNTING STANDARDS IN HONG KONG

a. Adoption of SSAP 30 "Business Combinations", SSAP 31 "Impairment of Assets" and Interpretation 13 "Goodwill – continuing requirements for goodwill and negative goodwill previously eliminated against/ credited to reserves"

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognized as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves, as at December 31, 2000. As a result, the Group and the Company have retrospectively restated their previously reported net loss for the year ended December 31, 2000 by HK$122,390 million for the impairment of goodwill arising from the acquisitions of subsidiaries, associates and jointly controlled companies.

b. Adoption of SSAP 28, "Provisions, Contingent Liabilities, and Contingent Assets"

SSAP 28 clarifies the measurement and disclosures for provisions, contingent liabilities, and contingent assets.

34. ADJUSTMENTS RETROSPECTIVELY APPLIED UPON ADOPTION OF NEW ACCOUNTING STANDARDS IN HONG KONG

In performing its assessment of the effects of adopting SSAP 28 (including the potential effects on prior years), the Group determined that its share option agreement with the minority shareholder of a subsidiary company would require the Company to issue, at the option of the holder, 1,003,070,000 new ordinary shares of the Company in exchange for the minority shareholder's remaining interests in the subsidiary even though the fair value of that subsidiary had substantially declined since entering into the option agreement in 1999. As a result of the Group's assessment of the prospective financial performance of the core business of that subsidiary since its launch in June 2000, management believes the minority shareholder's exercise of the option is assured. The minority shareholder began exercising its option in 2001.

The Company's additional investments in the subsidiary would initially have to be recorded at the fair value of the shares issued. Given the decline in value of the subsidiary, the Company experienced an immediate loss on its additional investment in the subsidiary. Accordingly, the option agreement is considered to be an onerous contract as at December 31, 2000. In accordance with the provisions of SSAP 28, the Group has recorded a provision of HK$3,234 million relating to its obligation under the share option agreement. The effect of this adjustment has been reported as an adjustment to the balance of accumulated deficit of the Group as at January 1, 2001. Comparative financial information for the year ended December 31, 2000 has not been restated as permitted by the transitional provisions of SSAP 28. Changes in the estimated fair value of the Group's unsettled obligation have been and will be reported as a component of income or expense.

As of March 20, 2002, the minority shareholder of that subsidiary had exercised options for the issuance of 626,390,000 new ordinary shares. During the year, a total amount of approximately HK$477 million has been adjusted to income of the Group as gain on investments due to the exercise of the said options and the change in estimated fair value of the Group's unsettled obligation. These adjustments have been reflected as a component of gains/(losses) on investments in the Group's consolidated results.

Five Year Financial Summary

Results Year ended December 31,	2001 HK$ million	2000 HK$ million (Restated)	1999 HK$ million	1998 HK$ million	1997 HK$ million
TURNOVER BY PRINCIPAL ACTIVITY					
Core Telecommunications	**20,582**	7,270	133	277	337
Internet Services	**1,311**	462	–	–	–
Infrastructure	**1,368**	459	18	1	–
Others	**454**	179	1	7	16
Reconciliation of inter-segment sales	**(1,756)**	(1,079)	–	–	–
	21,959	7,291	152	285	353
Profit/(Loss) from operations	**5,450**	(127,069)	281	(50)	–
Finance (costs)/income, net	**(3,056)**	(2,356)	56	(12)	(6)
Gain on disposal of discontinued operations	**–**	–	21	–	–
Share of results of equity accounted entities	**833**	627	(5)	1	1
Profit/(Loss) before taxation	**3,227**	(128,798)	353	(61)	(5)
Taxation	**(1,433)**	(522)	(7)	(2)	(1)
Profit/(Loss) after tax	**1,794**	(129,320)	346	(63)	(6)
Minority interests	**98**	23	1	1	1
Profit/(Loss) for the year	**1,892**	(129,297)	347	(62)	(5)

Assets and Liabilities As at December 31,	2001 HK$ million	2000 HK$ million (Restated)	1999 HK$ million	1998 HK$ million	1997 HK$ million
Total non-current assets	**38,810**	36,706	7,360	183	220
Total current assets	**13,711**	32,497	6,551	166	222
Total current liabilities	**(10,966)**	(72,658)	(1,484)	(213)	(229)
Net current assets/(liabilities)	**2,745**	(40,161)	5,067	(47)	(7)
Total assets less current liabilities	**41,555**	(3,455)	12,427	136	213
Total non-current liabilities	**(48,652)**	(10,678)	(1,071)	(19)	(34)
Net (liabilities)/assets	**(7,097)**	(14,133)	11,356	117	179

Schedule of Principal Properties

Year 2001

Property	Classification	Status	Existing Use	Gross Site Area (sq-m)	Gross Floor Area (sq-m)	Lease Term*	Group Interest
The PRC							
Pacific Century Place, Beijing 2A Worker's Stadium Road North Chaoyang District, Beijing				29,323			
Tower A (except 13th Floor for own use)	Investment properties	Existing	Office for lease		39,562	Medium	100%
Tower B	Investment properties	Existing	Office for lease		20,104	Medium	100%
Tower C	Investment properties	Existing	Residential		21,718	Medium	100%
Tower D	Investment properties	Existing	Residential		10,946	Medium	100%
Carpark Block	Investment properties	Existing	For lease		452 spaces	Medium	100%
Podium	Investment properties	Existing	Shopping mall and basement carpark for lease		67,525 and 388 carpark spaces	Medium	100%

Property	Classification	Status	Existing Use	Gross Site Area (sq-m)	Gross Floor Area (sq-m)	Lease Term*	Group Interest
Hong Kong							
The Broadway, 54-62 Lockhart Road, Wanchai, Hong Kong	Investment properties	Existing	Office/shop for lease		6,092	Long	100%
Section A of Lot No. 3054 The Remaining Portion of Lot No. 3087 Lot Nos. 3199, 3203 & 3205 Demarcation District No. 104 Mai Po, Yuen Long, New Territories	Properties held for development	Vacant agricultural land	Land Bank	15,671	Not applicable	Medium	100%
18th Floor & 20th Floor the roof thereabove & Parking Space Nos. 5, 6, 7, 8, L3, L4 & L5 on 1st Floor Paramount Building, 12 Ka Yip Street Chai Wan, Hong Kong	Land and building	Existing	Workshop, office and storage	Not applicable	4,489	Medium	100%
7th to 13th, 16th to 18th, 22nd, half of 23rd, 24th to 26th, 30th to 31st, half of 32nd, 34th to 38th Floors, Floors of PCCW Tower, TaiKoo Place No. 979 King's Road Quarry Bay, Hong Kong	Investment Properties	Existing	Office for lease		30,528	Long	100%
12th to 14th, 16th to 17th, half of 20th, 21st to 24th Floors and the flat roof thereof East Exchange Tower, Nos. 38-40 Leighton Road, Causeway Bay, Hong Kong	Investment properties	Existing	Carparks, telephone exchange and offices		3,348	Long	100%

* Lease term:
Long term: Lease not less than 50 years
Medium term: Lease less than 50 years but not less than 10 years

Investor Relations

FINANCIAL CALENDAR

2001	Final Results	March 2002
2002	Annual General Meeting	May 2002
2002	Interim Results	September 2002

LISTINGS

The Company's Securities are listed on The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Receipts (ADRs) on the New York Stock Exchange. Each ADR represents 10 ordinary shares of the Company. Certain convertible bonds and USD guaranteed notes issued by wholly-owned subsidiaries of the Company, are listed on the Luxembourg Stock Exchange. The convertible bonds are convertible into ordinary shares of the Company.

The Company is subject to the regulations of the United States Securities and Exchange Commission (SEC) as they apply to foreign companies whose securities are listed on a U.S. stock exchange. As required by the United States securities laws, the Company will file an annual report on Form 20-F with the SEC on or before June 30, 2002. Once filed, a copy of the Form 20-F may be obtained from our website or Investor Relations office.

ADR holders registered on the books of the ADR Depositary in New York (and beneficial holders) at close of business on April 12, 2002 can vote by proxy at the Annual General Meeting by completing a voting instruction card which will be sent usually to the Chairman of the Meeting, by marking the designated box on the voting instruction card.

Additional information and specific enquiries concerning the Company's ADRs should be directed to the Company's ADR Depositary at the address given on this page.

Other enquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

COMPANY SECRETARY

Fiona Nott

REGISTERED OFFICE

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888
Fax: +852 2877 8877

REGISTRARS

Central Registration Hong Kong Limited
Rooms 1901-5, Hopewell Center
183 Queen's Road East, Hong Kong
Telephone: +852 2862 8628
Fax: +852 2529 6087
Email: info@centralregistration.com

ADR DEPOSITARY

Citibank, N.A.
111 Wall Street
New York, NY 10043, USA
Telephone: +1 877 CITIADR (248 4237)
Email: citibank@em.fcnbd.com

INVESTOR RELATIONS

Garth Collier
Director of Investor Relations
Pacific Century CyberWorks Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084
Fax: +852 2962 5003
Email: ir@pccw.com

WEBSITE

www.pccw.com

Concept and Design
Equus Design Consultants www.equus-design.com

Theme Photography
Josiah Leung

Cyberport Image
Government of the Hong Kong Special Administrative Region

Production and Printing
Vite Limited

Pacific Century CyberWorks Limited 39/F, PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong T: 852 2888 2888 F: 852 2877 8877 www.pccw.com
PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008) with an ADR listing on the New York Stock Exchange (NYSE: PCW)

Pacific Century CyberWorks Limited
電訊盈科有限公司
(Incorporated in Hong Kong with limited liability)

ORDINARY AND SPECIAL BUSINESS FOR 2002 ANNUAL GENERAL MEETING:

Re-appointment of Auditors and Proposals for general mandates to issue securities and to repurchase securities of the Company

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Pacific Century CyberWorks Limited (the "Company") will be held on May 23, 2002 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong, for the following purposes:

As Ordinary Business:

1. To receive and consider the audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2001.

2. To re-elect Directors and authorise the Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass the following as ordinary resolutions:

Ordinary Resolutions

4. "THAT:

(a) subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

(b) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company;

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. "THAT:

(a) subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest."

6. "THAT subject to the passing of Ordinary Resolution No. 5 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 4 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No. 5 set out in the notice of this Meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

By Order of the Board

Fiona Nott
Company Secretary

Hong Kong, April 18, 2002

Notes:

1. Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders shall be present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3. A form of proxy for use at the Annual General Meeting (or any adjournment thereof) is enclosed.

4. The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's Share Registrar, Central Registration Hong Kong Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Li Tzar Kai, Richard *Chairman and Chief Executive*
Yuen Tin Fan, Francis *Deputy Chairman*
Cheung Wing Lam, Linus *Deputy Chairman*
Peter Anthony Allen
Alexander Anthony Arena
John Todd Bonner
Jeffrey Amsden Bowden
Cheung Kam Hung, William
Chung Cho Yee, Mico
Ma Si Hang, Frederick
David Norman Prince
Peter To

Non-Executive Directors:
Avram Miller
The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof. Chang Hsin-kang
Dr. Fung Kwok King, Victor
Dr. The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, JP

Registered Office:
39/F., PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong

Pacific Century CyberWorks Limited
電訊盈科有限公司
(Incorporated in Hong Kong with limited liability)

April 10, 2002

To the Shareholders

Dear Sir or Madam,

ORDINARY AND SPECIAL BUSINESS FOR 2002 ANNUAL GENERAL MEETING: Re-appointment of Auditors and Proposals for general mandates to be granted to Directors to issue securities and to repurchase securities of the Company

The purpose of this document is to provide you with information regarding certain of the resolutions to be proposed at the Company's Annual General Meeting ("AGM") of Pacific Century CyberWorks Limited (the "Company") to be held on May 23, 2002.

Ordinary Business

Re-appointment of Auditors

Arthur Andersen & Co ("Andersen Hong Kong"), the Hong Kong member firm of Andersen Worldwide S.C. ("Andersen") was appointed as the Company's auditors at the 2001 AGM and holds office until the conclusion of the AGM to be held on May 23, 2002. During the past twelve months, Andersen Hong Kong has reviewed the 2001 Interim Results of the Company, assisted the Company with routine filings with the U.S. Securities and Exchange Commission and undertaken normal audit work in respect of the financial statements of the Company for the year ended December 31, 2001. Andersen Hong Kong has also provided other routine assistance in relation to financing and transactional activities undertaken by the Company during the course of the year and given general advice in relation to accounting and auditing issues.

In December 2001, Enron Corp., an important client of Andersen headquartered in the United States, filed for Voluntary Petition for Chapter 11 reorganisation with the US Bankruptcy Court. The circumstances surrounding the bankruptcy are currently being investigated by a number of agencies in the United States including various committees of the United States Congress. These inquiries also encompass Arthur Andersen LLP in its capacity as Enron Corp's auditors and on March 14, 2002 the Department of Justice in the United States instituted criminal proceedings against Arthur Andersen LLP, the limited liability partnership through which Andersen conducts its accounting practice in the United States.

As a result of these events in the United States, there has been extensive speculation in the press as to whether Andersen can continue as an independent accounting firm. In light of the developments in the United States and ensuing speculation, the Audit Committee and the Board have obtained formal assurances from Andersen Hong Kong that:–

1. Andersen Hong Kong is a separate partnership from Arthur Andersen LLP in the United States and that the Hong Kong partners have no involvement or responsibility for the audit of Enron Corp.

2. The Andersen partners in Hong Kong do not believe, having taken appropriate legal advice, that any liability will attach to Andersen Hong Kong and Andersen partners in Hong Kong as a result of matters arising out of the Enron Corp. bankruptcy or Arthur Andersen LLP's conduct in relation thereto.

3. Nothing has emerged from the investigations either undertaken or ongoing in the United States which indicates systemic failure or shortcomings in any auditing procedures of Andersen or other facts which might impair or affect Andersen Hong Kong's ability to properly complete the audit of the Company's financial statements for the year ended December 31, 2001; and

4. Andersen Hong Kong has disclosed to the Company all matters arising out of or relating to Enron Corp.'s bankruptcy or Andersen's conduct in relation thereto which might be relevant in the context of Andersen Hong Kong's appointment as the Company's auditors.

The Board has accepted these assurances and, accordingly, has no reason to believe that the events in the United States have any implication in relation to Andersen Hong Kong's role as auditors or their audit work in respect of the financial statements for the year ended December 31, 2001. The Board has also been assured that the relevant regulatory bodies both in Hong Kong and the United States have not raised any issue with respect to the work undertaken to date by Andersen Hong Kong regarding the Company's financial statements.

On March 21, 2002, the member firms of Andersen in Hong Kong and China ("Andersen Hong Kong and China") entered into a non legally binding memorandum of understanding with PricewaterhouseCoopers in Hong Kong and China ("PricewaterhouseCoopers Hong Kong"). Under the terms of this memorandum, it has been agreed in principle that all partners of Andersen Hong Kong and China will become partners of PricewaterhouseCoopers Hong Kong and that current employees of Andersen Hong Kong and China will become employees of PricewaterhouseCoopers Hong Kong. It is proposed that legally binding documentation will be entered into in the near future on which basis the combination of the firms in Hong Kong and China is expected to be completed by mid summer 2002. The proposed combination is subject to a number of conditions including due diligence. At completion, the combined firm will be a member of PricewaterhouseCoopers International and Andersen Hong Kong and China will cease to practice as an independent firm of accountants in Hong Kong and China.

Under the proposed arrangement between Andersen Hong Kong and China and PricewaterhouseCoopers Hong Kong, after the combination, the same group of partners and staff who currently service Andersen Hong Kong's clients will continue to be responsible for audit and other work for such clients as partners or employees of PricewaterhouseCoopers Hong Kong and under the PricewaterhouseCoopers name. This promised continuity is an important component of the terms agreed between Andersen Hong Kong and China and PricewaterhouseCoopers Hong Kong.

In the light of the above, the Board has determined that it would be in the interests of the Company to ensure that there is continuity in terms of the auditing process and that the same group of partners and auditing staff continue to be responsible for the audit of the Company's financial statement in respect of the financial year ended December 31, 2002.

Accordingly, it is recommended that Andersen Hong Kong who have put themselves forward for re-election as auditors be appointed at the forthcoming AGM as an interim measure on the basis that on completion of the combination of Andersen Hong Kong and China and PricewaterhouseCoopers Hong Kong, Andersen Hong Kong will resign to be replaced by

PricewaterhouseCoopers, provided first that the combination of the two firms is effective by no later than July 31, 2002 (or such later date as the Board may agree) and secondly that the Board receives satisfactory assurances as to the continuity of the partners and auditing staff who will be responsible for the audit of the Company's financial statements for the year ended December 31, 2002.

In the event that the combination of Andersen Hong Kong and China and PricewaterhouseCoopers Hong Kong does not occur by July 31, 2002, or, if the Board is not satisfied with the assurances provided by PricewaterhouseCoopers Hong Kong at that time, Andersen Hong Kong has agreed that it will resign as auditors in which event the Board would propose to put the Company's audit work out to tender. Accordingly, the shareholders are recommended to vote in favour of the resolution to appoint Andersen Hong Kong as the Company's auditors and, in the event that the conditions set out above are not satisfied, the Board will exercise the power under the Companies Ordinance to fill the vacancy and will appoint some other firm of suitably qualified accountants chosen through tender to act as auditors of the Company in place of Andersen Hong Kong for the balance of the period ending at the conclusion of the next AGM of the Company.

Special Business

Proposals for general mandates to issue securities and to repurchase securities of the Company

An ordinary resolution will be proposed at the forthcoming AGM for the purpose of renewing the general mandate granted to Directors to allot, issue and otherwise deal with shares. This mandate is subject to a limit equal to 20 percent of the shares of the Company in issue at the date of passing such resolution, apart from shares which may be issued pursuant to (i) a rights issue, (ii) the exercise of any rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) pursuant to any scrip dividend scheme.

An ordinary resolution will also be proposed at the forthcoming AGM of the Company for the purpose of renewing the general mandate granted to Directors to repurchase securities representing not more than 10 percent of the share capital of the Company in issue at the date of passing the resolution (the "Buyback Mandate"). The latest mandate, granted at the AGM held on May 25, 2001, will expire at the conclusion of the forthcoming AGM.

In accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), and in particular the rules regulating repurchase of securities on the Stock Exchange (the "Buyback Rules"), the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own securities. This explanatory statement is set out in the Appendix to this document.

In addition, an ordinary resolution will be proposed, as required by the Listing Rules, to approve the addition of repurchased shares to the 20 percent share issue general mandate (up to a maximum of 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution).

The Directors wish to state that they have no immediate plans to issue any new shares pursuant to the relevant mandate. The mandate being proposed will, however, give the Company the flexibility to do so.

The notice of AGM including the matters described above plus the other ordinary business to be transacted thereat, and a form of proxy for use at the AGM, is enclosed. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the Share Registrar of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The Directors believe that the abovementioned resolutions set out in the notice of the AGM are in the best interests of the Company and its Shareholders as a whole and recommend that you vote in favour of such resolutions at the AGM.

Yours faithfully

Yuen Tin Fan, Francis
Deputy Chairman

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of securities and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

1. LISTING RULES REQUIREMENT FOR REPURCHASE OF SECURITIES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities (which shall include, where the context permits, shares of all classes and securities which carry a right to subscribe or purchase shares, of a company or the Company, and shall include warrants) on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All on-market securities repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(b) Source of Funds

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the company's Memorandum and Articles of Association and the laws of Hong Kong.

2. SHARE CAPITAL

As at April 8, 2002 (the latest practicable date prior to the printing of this statement), the issued share capital of the Company comprised 22,868,349,346 shares of HK$0.05 each.

Subject to the passing of Ordinary Resolutions No.5 set out in the notice convening the AGM, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 2,286,834,934 shares on the assumption that there will be no variation in the issued share capital of the Company during the period up to May 23, 2002.

3. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to enable the Company to repurchase securities in the market. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

4. FUNDING OF REPURCHASE

Repurchases pursuant to the Buyback Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts) in the event that the Buyback Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. SHARE PRICES

The highest and lowest prices at which the shares of the Company have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest *HK$*	Lowest *HK$*
April 2001	2.875	2.400
May 2001	3.025	2.525
June 2001	2.650	2.150
July 2001	2.475	1.880
August 2001	2.150	1.630
September 2001	1.980	1.610
October 2001	2.250	1.850
November 2001	2.600	2.050
December 2001	2.325	2.100
January 2002	2.400	2.025
February 2002	2.050	1.800
March 2002	2.100	1.870

6. DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange that they will exercise the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong and in accordance with the regulations set out in the Memorandum and Articles of Association of the Company.

If as a result of share repurchases by the Company, a substantial Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at April 8, 2002 (the latest practicable date prior to the printing of this statement), Pacific Century Regional Developments Limited ("PCRD"), Pacific Century Diversified Limited ("PCD") and Pacific Century Group Holdings Limited ("PCG") are deemed to be parties acting in concert under the Takeovers Code and they hold in aggregate a total of 37.12% of the issued share capital of the Company. PCRD, PCD and PCG each holds approximately 33.22%, 3.44% and 0.45% respectively of the issued share capital of the Company. In the event that the Directors should exercise in full the Buyback Mandate to be granted pursuant to the Ordinary Resolution to be proposed at the AGM and that the Buyback Mandate allows the Company to repurchase a maximum of 2,286,834,934 shares, the aggregate shareholding of the concert parties in the Company would be increased to approximately 41.24% of the issued share capital of the Company. As a result, they would be required to make a mandatory offer under Rule 26 of the Takeovers Code pursuant to such increase. In the event that any exercise of the Buyback Mandate would, to the best knowledge of the Directors, have such a consequence, the Directors would not exercise the Buyback Mandate to such an extent.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), presently intend to sell any shares to the Company or its subsidiaries under the Buyback Mandate in the event that the Buyback Mandate is approved by Shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any shares, or that they have undertaken not to sell any shares held by them to the Company in the event that the Buyback Mandate is approved by Shareholders.

7. SHARE AND WARRANT PURCHASES MADE BY THE COMPANY

The Company has not purchased any of its shares or warrants (whether on the Stock Exchange or otherwise) in the six months preceding the date of this statement.